Exhibit 99.1
Zhihu Inc. Supplemental and Updated Disclosures
Zhihu Inc. (the “Company” or “we”) has filed an application (“the Listing Application”) with the Stock Exchange of Hong King Limited (“the Hong Kong Stock Exchange”) in connection with a proposed dual primary listing (“the Listing”) of its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange.
The Listing Application contains supplemental and updated descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules. This Supplemental and Updated Disclosures exhibit sets forth such supplemental and updated information and disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, other disclosures furnished on Form 6-K.
There is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS
This exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates, and projections about us, our industries, and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects, the Company’s business and operating strategies and its ability to implement such strategies, the Company’s expected user growth and business growth, the Company’s ability to develop and manage its operations and business, competition for, among other things, capital, technology, and skilled personnel, the Company’s ability to control costs, the Company’s dividend policy, and changes to regulatory and operating conditions in the industry and jurisdictions in which the Company operates.
The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit completely in conjunction with the Company’s other documents filed with or furnished to the SEC and with the understanding that the Company’s actual future results may be materially different from what the Company expects.

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RECENT REGULATORY DEVELOPMENTS

The following section sets forth certain recent regulatory developments that have been updated and/or supplemented in the Company’s Listing Application.
RECENT REGULATORY DEVELOPMENTS
In recent years, various laws and regulations and draft measures were issued or promulgated to regulate, among other things, internet and media, education, healthcare, and real estate sectors. These laws and regulations are newly enacted, and their implementations and interpretations are subject to uncertainties. The timetable and the legislation or promulgation process of such draft measures remain unclear. As such, there remains substantial uncertainties as to whether and how these recent regulatory developments, to the extent relevant to our business and operations, will affect our business operations. See “Regulations.”
Regulatory Developments on Cybersecurity and Data Privacy
On December 28, 2021, the Cyberspace Administration of China, or the CAC, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures (《網絡安全審查辦法》), which took effect on February 15, 2022. On November 14, 2021, the CAC published a draft of the Administrative Regulations for Internet Data Security (《網絡數據安全管理條例(徵求意見稿)》), or the Draft Data Security Regulations, for public comments. For more details, see “Regulations — Regulations Relating to Information Security.”
Our Directors and our PRC Legal Advisor are of the view that the Cybersecurity Review Measures and the Draft Data Security Regulations, if implemented in their current forms, will not have any material adverse effect on our business operations or the proposed Listing on the basis that (i) we have implemented comprehensive measures to ensure user privacy and data security and to comply with applicable cybersecurity and data privacy laws and regulations as disclosed in “Business — User Privacy and Data Security,” (ii) as of the Latest Practicable Date, we had not been subject to any material investigation, inquiry, or sanction in relation to cybersecurity or data privacy or any cybersecurity review from the CAC, the CSRC, or any other relevant government authority, (iii) during the Track Record Period and up to the Latest Practicable Date, we had not been subject to any material fines or other material penalties due to non-compliance with cybersecurity or data privacy laws or regulations, (iv) as advised by our PRC Legal Advisor, we had not been involved in any activities that might give rise to national security risks based on the factors set out in Article 10 of the Cybersecurity Review Measures during the Track Record Period and up to the Latest Practicable Date, (v) as advised by our PRC Legal Advisor and subject to any further official guidance and implementation rules relating to the Cybersecurity Review Measures, Article 7 of the Cybersecurity Review Measures requires a cybersecurity review for internet platform operators possessing personal information of over one million users and pursuing a foreign listing (國外上市), and (vi) we will closely monitor and assess further regulatory developments regarding cybersecurity and data privacy laws, including the development on cybersecurity review, and comply with the latest regulatory requirements. While the scope of critical information infrastructure operators and the scope of network products or services or data processing activities that affect or may affect national security remain unclear and are subject to interpretation by relevant government authorities and we cannot preclude the possibilities that new regulations or rules in the future may impose additional compliance requirements on us, we have been closely monitoring the applicable regulatory updates and the aforementioned view of us and our PRC Legal Advisor that we had not been involved in any activities that might give rise to national security risks based on the factors set out in Article 10 of the Cybersecurity Review Measures is on the basis that, during the Track Record Period and as of the Latest Practicable Date, (i) we had implemented comprehensive data collection, retention, and safeguard procedures, (ii) we had not experienced any data breach or violation of data protection and privacy laws and regulations that has a material adverse effect on our business operations, (iii) we had not been subject to any material investigation, inquiry, or sanction relating to cybersecurity or data privacy or any cybersecurity review from the CAC, the CSRC, or any other relevant government authority, (iv) we had not been notified by any authorities of being classified as a critical information infrastructure operator, and (v) we would continue to be controlled by Mr. Zhou, instead of any foreign government, upon the completion of the proposed Listing.

RECENT REGULATORY DEVELOPMENTS

Regulatory Developments on Overseas Listing
On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (《國務院關於境內企業境外發行證券和上市的管理規定(草案徵求意見稿)》), or the Draft Overseas Listing Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for comments) (《境內企業境外發行證券和上市備案管理辦法(徵求意見稿)》), or the Draft Filing Measures, for public comments until January 23, 2022. For more details, see “Regulations — M&A Rules and Overseas Listing.” As the Draft Overseas Listing Provisions and the Draft Filing Measures are yet to be released as of the date of this document, our PRC Legal Advisor is of the view that our Company is not currently subject to any filing procedures with or approval by the CSRC. Our Directors and PRC Legal Advisor are of the view that assuming the Draft Overseas Listing Provisions and the Draft Filing Measures are adopted in their current forms, as long as we comply with all relevant legal requirements, take all necessary steps, and submit all relevant materials in accordance with the Draft Overseas Listing Provisions and the Draft Filing Measures, there is not any material legal impediment in obtaining the approval from and completing the filing procedure with the CSRC for the [REDACTED]. This view is on the basis that, although the implementation of the Draft Overseas Listing Provisions and the Draft Filing Measures, if adopted in their current forms, will be subject to the discretion and interpretation of the CSRC, we and our PRC Legal Advisor are not aware of any of the circumstances stipulated in Article 7 of the Draft Overseas Listing Provisions prohibiting a domestic company from conducting an overseas listing (境外上市) that are applicable to us. In addition, our Directors and PRC Legal Advisor are of the view that we will be able to comply with all the relevant legal requirements, take all necessary steps, and submit all relevant materials in accordance with the Draft Overseas Listing Provisions and the Draft Filing Measures.
Regulatory Developments on Algorithm-Based Recommendation
The PRC government authorities have taken steps to limit the method and manner that the internet companies may apply when using the algorithms. For instance, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services (《關於加強互聯網信息服務算法綜合治理的指導意見》) on September 17, 2021, which stipulates that daily monitoring of data use, application scenarios, and effects of algorithms must be carried out by the relevant regulators, and relevant regulators should conduct security assessments of algorithms. In addition, on December 31, 2021, the CAC, the MIIT, the Ministry of Public Security, and the SAMR promulgated the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation (《互聯網信息服務算法推薦管理規定》), which took effect on March 1, 2022 and stipulates that algorithm-based recommendation service providers should inform users of their provision of algorithm-based recommendation services in a conspicuous manner, and publicize the basic principles, purpose or intention, and main operating mechanisms of algorithm-based recommendation services in an appropriate manner. See “Regulations — Regulations Relating to Internet Privacy” for details.
Our current approach in content operations were in compliance in material respects with the algorithm-based recommendation rules as of the Latest Practicable Date. We will continue to take necessary measures, and do not foresee any material impediments, in meeting the relevant compliance requirements set forth in Administrative Provisions on Internet Information Service Algorithm-Based Recommendation and other relevant rules. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with the regulations over algorithm-based recommendation. On the foregoing basis, our Directors and PRC Legal Advisor are of the view that the regulations on algorithm-based recommendation, including those recent regulatory updates, will not have a material adverse effect on our business, financial condition, and results of operations. Based on the foregoing and having discussed with the management of the Company and the PRC Legal Advisor on the aforementioned recent regulatory developments, nothing has come to the attention of the Joint Sponsors that would cause them to disagree with the views of the Directors and PRC Legal Advisor.

RECENT REGULATORY DEVELOPMENTS

Regulatory Developments on Anti-Monopoly
On October 23, 2021, the Standing Committee of the National People’s Congress issued a draft amendment of the Anti-Monopoly Law (《反壟斷法(修正草案)》) for public comments until November 21, 2021, which stipulates, among other things, that business operators should not abuse data, algorithms, technology, capital advantages, and platform rules to exclude or limit competition. The draft also requires relevant government authorities to strengthen the examination of concentration of undertakings in areas such as finance, media, science, and technology, and enhances penalties for violation of the regulations regarding concentration of undertakings. See “Regulations — Regulations Relating to Unfair Competition and Anti-Monopoly” for details.
During the Track Record Period and up to the Latest Practicable Date, we had not resorted to any monopolistic behavior in our business operations, and had not entered into any monopolistic agreement. In addition, we had not been subject to any penalties, regulatory actions, or investigations in connection with anti-monopoly activities. On the foregoing basis, our Directors and PRC Legal Advisor are of the view that the regulations on anti-monopoly, including those recent regulatory updates, will not have a material adverse effect on our business, financial condition, and results of operations. Based on the foregoing and having discussed with the management of the Company and the PRC Legal Advisor on the aforementioned recent regulatory developments, nothing has come to the attention of the Joint Sponsors that would cause them to disagree with the views of the Directors and PRC Legal Advisor.
Advertising Regulatory Compliance
The advertising-related laws and regulations require, among other things, the advertisers to obtain approvals from authorities responsible for advertisement review prior to publishing advertisements relating to areas including, but not limited to, medical care, pharmaceuticals, medical instruments, agrochemicals, veterinary pharmaceuticals, and health food, and specify content that is prohibited from being contained in advertisements of the aforementioned categories. For content on our platform that constitutes advertisements falling in these categories, we have established and maintained a reviewing team and implemented strict policies to comply with the regulatory requirements, including setting forth detailed reviewing protocols for each relevant industry, requiring counterparties to submit duly-obtained approvals of advertisement review authorities and to covenant on the authenticity of such approval, verifying the authenticity of such approval through the website of the advertisement reviewing authorities, and confining the advertising content strictly to the extent approved. Where such content violates relevant laws and regulations, we take immediate measures to remove them. During the Track Record Period, we had been compliant with laws and regulations governing advertisement content of the aforesaid industries and the content on our platform that constitutes advertisements did not concentrate on the aforesaid industries. We will closely monitor and follow regulatory developments regarding advertisements in our daily operation on a continuing basis.

RISK FACTORS

The following section sets forth certain risk factors that have been updated and/or supplemented in the Company's Listing Application.
RISKS RELATING TO THE [REDACTED] AND THE DUAL LISTING
An active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange might not develop or be sustained and trading prices of our Class A ordinary shares might fluctuate significantly.
Following the completion of the [REDACTED], we cannot assure you that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will develop or be sustained. The trading price or liquidity for our ADSs on the New York Stock Exchange might not be indicative of those of our Class A ordinary shares on the Hong Kong Stock Exchange following the completion of the [REDACTED]. If an active trading market of our Class A ordinary shares on the Hong Kong Stock Exchange does not develop or is not sustained after the [REDACTED], the market price and liquidity of our Class A ordinary shares could be materially and adversely affected.
In 2014, the Hong Kong, Shanghai, and Shenzhen stock exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and PRC investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai, and Shenzhen markets. Stock Connect allows PRC investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, PRC investors would not otherwise have a direct and established means of engaging in Southbound Trading. In October 2019, the Shanghai and Shenzhen stock exchanges separately announced their amended implementation rules in connection with Southbound Trading to include shares of WVR companies to be traded through Stock Connect. However, since these rules are relatively new, there remains uncertainty as to the implementation details, especially with respect to shares of those companies with a secondary or dual-primary listing on the Hong Kong Stock Exchange. It is unclear whether and when the Class A ordinary shares of our Company, a WVR company with a dual-primary listing in Hong Kong upon the Listing, will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our Class A ordinary shares for trading through Stock Connect will affect PRC investors’ ability to trade our Class A ordinary shares and therefore may limit the liquidity of the trading of our Class A ordinary shares on the Hong Kong Stock Exchange.
Since there will be a gap of several days between [REDACTED] and trading of our Class A ordinary shares, the price of our ADSs traded on the New York Stock may fall during this period and could result in a fall in the price of our Class A ordinary shares to be traded on the Hong Kong Stock Exchange.
The [REDACTED] of the [REDACTED] will be determined on the [REDACTED]. However, our Class A ordinary shares will not commence trading on the Hong Kong Stock Exchange until they are delivered, which is expected to be about [REDACTED] Hong Kong business days after the [REDACTED]. As a result, [REDACTED] may not be able to sell or otherwise deal in our Class A ordinary shares during that period. Accordingly, holders of our Class A ordinary shares are subject to the risk that the trading price of our Class A ordinary shares could fall when trading commences as a result of adverse market conditions or other adverse developments that could occur between the [REDACTED] and the time trading begins. In particular, as our ADSs will continue to be traded on the New York Stock Exchange and their price can be volatile, any fall in the price of our ADSs may result in a fall in the price of our Class A ordinary shares to be traded on the Hong Kong Stock Exchange.
The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.
The New York Stock Exchange and the Hong Kong Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and the ADSs representing them might not be the same, even allowing for currency

RISK FACTORS

differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home capital market could materially and adversely affect the price of the Class A ordinary shares. Because of the different characteristics of the U.S. and Hong Kong equity markets, the historic market prices of the ADSs may not be indicative of the performance of our securities (including the Class A ordinary shares) after the [REDACTED].
Exchange between our Class A ordinary shares and ADSs may adversely affect the liquidity or trading price of each other.
Our ADSs are currently traded on the New York Stock Exchange. Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of the ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and the ADSs on the New York Stock Exchange may be adversely affected.
The time required for the exchange between our Class A ordinary shares and ADSs might be longer than expected and [REDACTED] might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.
There is no direct trading or settlement between the New York Stock Exchange and the Hong Kong Stock Exchange on which our ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, or other factors may delay the deposit of Class A ordinary shares in exchange for the ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. [REDACTED] will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any exchange for Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that [REDACTED] may anticipate.
Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.
We may be subject to securities litigation, which is expensive and could divert management attention.
Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which the Company operates. Such information and statistics were extracted from different official government publications, available sources from public market research, and other sources from independent suppliers.

Certain information and statistics presented in this section and elsewhere in this document were derived from official government publications and other publicly available sources as well as from a market research report and a user and customer survey, each commissioned by us and prepared by CIC, an independent market research and consulting company. The survey was conducted in September 2021 with 2,000 randomly sampled users of online content communities in China, who, among other criteria, were over 16 years old and used over two online content communities in the preceding month at the time of the survey. We refer to this report as the “CIC Report” and the survey as the “CIC Survey.” We believe that the sources of the information in this section and elsewhere in this document are appropriate sources for such information and reasonable care has been taken in extracting and reproducing such information. We have no reason to believe that such information is false or misleading or that any part has been omitted that would render such information false or misleading. The information from official government sources has not been independently verified by us or any parties (except CIC) involved in the [REDACTED], or any of our or their respective directors, officers, or representatives, and no representation is given as to its accuracy or completeness. Accordingly, you should not place undue reliance on such information and statistics. For discussions of risks relating to our industry, see “Risk Factors — Risks Relating to Our Business and Industry.”

SOURCE OF INFORMATION
We commissioned CIC, an independent market research and consulting company that provides industry consulting services, commercial due diligence, and strategic consulting to conduct a detailed research on and analysis of China’s online content market and online content communities. We have agreed to pay a fee of RMB524,000 to CIC in connection with the preparation of the CIC Report. We have extracted certain information from the CIC Report in this section, as well as in “Summary,” “Risk Factors,” “Business,” “Financial Information,” and elsewhere in this document to provide our potential [REDACTED] with a more comprehensive presentation of the industry where we operate.
During the preparation of the CIC Report, CIC performed both primary and secondary research, and obtained knowledge, statistics, information, and industry insights on the industry trends of China’s online content market and China’s online content communities. Primary research was conducted via interviews with key industry experts and leading industry participants. Secondary research involved analyzing data from various publicly available data sources, such as the PRC National Bureau of Statistics, China Internet Network Information Center, and various industry associations. The information and data collected by CIC has been analyzed, assessed, and validated using CIC’s in-house analysis models and techniques.
The CIC Report was compiled based on the following assumptions: (i) the overall social, economic, and political environment in China is expected to remain stable during the forecast period, (ii) the Chinese economy is expected to grow steadily during the forecast period, and (iii) there will be no extreme unforeseen events, including regulations and government policies, which may materially affect the market during the forecast period.
OVERVIEW OF CHINA’S ONLINE CONTENT MARKET
China’s online content market size in terms of revenue reached RMB1.5 trillion in 2020, approximately three times of that in 2016, and is expected to further increase to RMB4.0 trillion in 2026, representing a CAGR of 18.0% from 2020, according to CIC. The consumption of, and willingness to pay for, online content have been increasing in China, creating a massive and fast-growing online content market.

INDUSTRY OVERVIEW

China’s Online Content Market Size (in terms of revenue), 2016 – 2026E

Source: CIC Report
The user base of China’s online content market reached 893.7 million in 2020, up from 630.1 million in 2016, and is expected to further increase to 1.1 billion in 2026. In 2020, 90.4% of China’s internet population were online content market users, up from 86.2% in 2016, and such percentage is expected to reach 92.7% in 2026.
OVERVIEW OF CHINA’S ONLINE CONTENT COMMUNITIES
Online content communities refer to UGC and PUGC-focused online content market players where content creators are also users, who actively engage within the communities and are therefore better positioned to create content that meets users’ needs and encourages interactions. As a result, content communities generally can stimulate higher level of user engagement, cultivate more vibrant community culture, offer more interactive user experience, and enjoy lower content cost, compared to PGC-focused players. As China’s online content market evolves, users value not only the richness and diversity of content, but also the quality of the content and the culture of content communities.
Market Size of China’s Online Content Communities (in terms of revenue), 2016 – 2026E

Source: CIC Report

INDUSTRY OVERVIEW

The market size of China’s online content communities in terms of revenue increased from RMB63.9 billion in 2016 to RMB410.3 billion in 2020, and is expected to increase to RMB1.7 trillion in 2026, representing a CAGR of 26.8% from 2020, outgrowing the overall online content market. Online content community user base in China has expanded significantly from 563.1 million in 2016 to 817.5 million in 2020, and is expected to further increase to 1.1 billion in 2026.
Revenue per User of China’s Online Content Communities, 2016 – 2026E

Source: CIC Report
China’s online content community market is still at early stage of monetization with significant growth potential. Revenue per user of China’s online content communities, calculated as total revenue of online content community market divided by total number of users, was RMB501.9 in 2020, growing over fourfold since 2016, but only about half of that of the U.S. market in 2020, which was RMB1,176.9. In 2026, this value in the China market is expected to further increase threefold to RMB1,562.0, which is still lower than the RMB2,036.5 expected for the U.S. market, showing significant potential for monetization.
Compared with the U.S. market, where monetization is realized primarily through advertising, China’s online content community market features more diversified monetization channels, including online advertising, paid membership, content-commerce solutions, content e-commerce, vocational training, virtual gifting in live streaming, online games, and IP-based monetization.
China’s online content communities can be further categorized into comprehensive online content communities and vertical online content communities. Comprehensive online content communities refer to content communities covering news, entertainment content, experience sharing, professional expertise, and knowledge, among others. Vertical online content communities refer to communities that provide content in certain content verticals, such as cosmetics, consumer electronics, and automobiles, among others.

INDUSTRY OVERVIEW

Market Size of China’s Comprehensive Online Content Communities (in terms of revenue) 2016 – 2026E

Source: CIC Report
According to CIC, the market size of comprehensive online content communities in China in terms of revenue expanded rapidly from RMB9.3 billion in 2016 to RMB237.8 billion in 2020, and is expected to reach RMB1.4 trillion in 2026, representing a CAGR of 33.9% from 2020, higher than that of the overall online content community market in China. The trend suggests that Chinese users tend to favor one-stop destination for more comprehensive set of content offerings, as oppose to vertical online communities. The diversity of content verticals of comprehensive online content communities enables them to satisfy the diverse needs of a broad user base. Users are able to utilize one app for different scenarios to optimize their experience, which enhances user stickiness.
Among various online content formats, text and image are usually the origination and foundation of content creation providing comprehensive content coverage and flexible content consumption scenarios, while video has become an increasingly popular form of content creation and consumption in China. Leading Q&A-inspired online content communities have rolled out support for video content to a varying extent and have developed utilities to facilitate conversion of text- and image-based Q&As into videos. Among various content products, Q&As by nature invite a high level of user engagement and inspire sharing of knowledge, experience, and insights, and, in particular, video Q&As are more expressive and thus can be distributed more efficiently. Platforms with multiple content forms can cater to diverse user needs, and therefore have better receptivity among users and higher monetization potential.
KEY GROWTH DRIVERS OF CHINA’S ONLINE CONTENT COMMUNITIES
Growing and more engaging user base
China’s urbanization rate reached 63.9% in 2020, with a total urban population of 902.0 million, about three times that of the United States. The urbanization rate in China is expected to further increase to 68.9% in 2026, adding 79 million urban population during the period. Continued urbanization and increased mobile penetration are expected to increase internet penetration, and drive user growth for China’s online content communities. Moreover, users, especially the younger generation, have evolved from receivers to disseminators of information. They have become increasingly willing to express themselves, interact with other users, and become more engaged while spending time in online content communities. CIC observes that online content communities covering broader and deeper content have a stronger capability to attract users, and comprehensive online content communities with large user base tend to be more attractive online channels for monetization, such as advertising or other commercial solutions.

INDUSTRY OVERVIEW

Booming content supply with enhanced quality
The prevalence of smartphones and advancement of content production tools have facilitated content creation and sharing, reducing the barrier for users to share experience and insights and become content creators. Moreover, users are becoming more active in content creation in online content communities. Besides accumulation of rich UGC, the development of PUGC has also helped enhance content quality and enrich content library in content communities. A broader array of content formats such as text, image, video, and live streaming have emerged within online content communities, satisfying different user needs in different scenarios. Technology advancements in big data and AI also enable the distribution of suitable content to targeted audience. These factors have enabled online content communities to expand the breadth, depth, and quality of their content pools, and to offer a wide range of content verticals to satisfy users’ diverse interests and needs for high-quality content.
Strong desire and rising willingness of users to pay for quality content
With the proliferation of online content communities, users are increasingly demanding quality online content and have demonstrated a growing willingness to pay for them. The number of paying users in China’s online content communities, or users who pay for any type of products or services such as membership, vocational training, and virtual gifts in online content communities at least once during a year, is expected to increase at a CAGR of 14.1% between 2020 and 2026, which means an increase of 354.2 million extra paying users of online content communities to 648.7 million in 2026. Over 80% of surveyed users are willing to pay more for high-quality online content in the future, according to the CIC Survey.
Strong needs of merchants and brands to adopt content-based online marketing
As merchants and brands in China become increasingly aware of the growing content consumption, they have strong needs for marketing services to help build a brand narrative that can organically attract customers and drive conversion. A variety of content-based online marketing solutions have thus emerged to meet such demand. Content-based online marketing seamlessly integrates commercial information into the content, allowing it to be more user-focused than traffic-based brand marketing. It creates more active connection between merchants and brands on one hand and users on the other hand, which facilitates the creation of high-quality commercial content leading to better user experience, more efficient user conversion, and greater brand loyalty.
More diversified and effective monetization channels
Alongside development of more diversified content, online content communities’ monetization channels have also advanced gradually. Besides online advertising, online content communities are exploring more diversified content-based monetization channels, such as paid membership, content-commerce solutions, content e-commerce, and vocational training. Some innovative monetization channels, such as content-commerce solutions and content e-commerce, provide a suite of utilities that can be natively embedded into the content to achieve more effective customer acquisition and sales conversion. With more diversified and effective monetization channels, online content communities are expected to achieve significant revenue growth.
MONETIZATION OPPORTUNITIES OF CHINA’S ONLINE CONTENT COMMUNITIES
Compared to PGC-focused online content market players, online content communities that are UGC- and PUGC-focused have a higher level of user engagement, providing them an advantage to pursue a wider variety of monetization opportunities, which results in more sustainable business models. Online content communities mainly monetize via online advertising, paid membership, content-commerce solutions, content e-commerce, virtual gifting in live streaming, and online games. As the market matures, other monetization opportunities, such as IP-based monetization and vocational training, also emerge and grow rapidly.

INDUSTRY OVERVIEW

Online Advertising
Compared with PGC-focused online content market players, online content communities attract advertisers with their growing, recurring, and quality user traffic, increasing content consumption time share, technology-enabled high marketing efficiency, and innovative advertising formats. Massive user data generated from user engagement, big data, and AI technologies enables more accurate and personalized distribution of advertising content, thereby driving up advertising efficiency and effectiveness.
As advertisers increasingly value business efficiency and brand building, communities that can better help users obtain insights and convert such insights into actions and decisions will have a competitive edge. Such communities’ advantages are well aligned with advertisers’ demands in top online advertising verticals such as automobile, real estate, houseware, and fast-moving consumer goods, where products have abundant options and consumers need insights and recommendations to help make decisions.
According to CIC, China’s online advertising market size in terms of revenue reached RMB762.5 billion in 2020 and is expected to grow to RMB2.0 trillion in 2026, representing a CAGR of 17.6% from 2020. In this market, online content communities’ online advertising revenue reached RMB158.1 billion in 2020 and is expected to increase at a CAGR of 24.4% to RMB585.6 billion in 2026, outgrowing the overall market.
China’s Online Advertising Market Size (in terms of revenue), 2016 – 2026E

Source: CIC Report
Paid Membership
Online content communities generate revenue through paid membership services as users pay subscription fee to access premium content for a specific period of time or make one-off payment for specific content. The matching of content with users’ needs through technology, improving content diversity and quality, higher disposable income, and the increasing recognition of premium content have made users more willing and accustomed to paying for quality content. This is evidenced by the increasing number of paying members as a percentage of the online content community user base from 8.8% in 2016 to 21.3% in 2020, and is expected to reach 35.8% in 2026. According to CIC, China’s paid membership market size in terms of revenue reached RMB136.9 billion in 2020 and is expected to grow to RMB371.8 billion in 2026, representing a CAGR of 18.1% from 2020. In this market, online content communities’ paid membership revenue reached RMB24.7 billion in 2020 and is expected to increase at a CAGR of 29.0% to RMB113.5 billion in 2026, outgrowing the overall market. According to CIC, within China’s paid membership market, online content

INDUSTRY OVERVIEW

communities are expected to outgrow other online content market players due to higher potential of membership penetration and lower content cost to ramp up paid membership.
China’s Paid Membership Market Size (in terms of revenue), 2016 – 2026E

Source: CIC Report
Content-Commerce Solutions
Online content communities have a distinctive ability to offer highly-relatable content to users. Online content communities have thus become destinations for users to learn, interact, and make decisions. Following such user behavior, merchants and brands would carry out marketing activities based on the suitable type of content. In recent years, there are noticeable trends of merchants and brands increasingly shifting from traditional traffic-based marketing to content-based marketing, due to its higher effectiveness and lower cost.
To satisfy merchants’ and brands’ needs for effective marketing solutions, online content communities provide content-commerce solutions for content creation, content distribution, and content conversion. Content-commerce solutions are highly efficient online marketing solutions that are seamlessly integrated into regular content operations and have high commercial values. Owing to the UGC or PUGC nature, content-commerce solutions can build brands, enhance commercial effectiveness, and strengthen their connections with users, without compromising user experience.
The accumulation of rich content pool, combined with deep understanding of users’ and client’s needs, result in more efficient match of content and user demands, making comprehensive content communities best positioned and most efficient in providing content- commerce solutions. As a top comprehensive content community in China, Zhihu was the first among industry peers to launch integrated content-commerce solutions, according to CIC, providing merchants and brands one-stop services for all their sales and marketing needs, from making marketing plans, facilitating content creation, connecting merchants and brands with content creators, assigning the most relevant content creators, to distributing to the appropriate users.
According to CIC, with introduction of solutions provided by leading online content communities and increasing adoption by merchants and brands, China’s content-commerce solution market size in terms of revenue generated from online content communities is expected to grow from RMB22.7 billion in 2020 to RMB202.0 billion in 2026 at a CAGR of 43.9%.

INDUSTRY OVERVIEW

China’s Content-Commerce Solution Market Size (in terms of revenue), 2016 – 2026E

Source: CIC Report
Content E-Commerce
Content e-commerce refers to the e-commerce business within online content communities. There is an increasing demand for trusted information and advice from online content communities to help consumers decide among abundant online shopping options.
Content e-commerce in China has various models. An online content community may direct traffic externally to third-party e-commerce platforms and earn commissions based on a pre-agreed percentage of GMV generated thereon. It may also adopt closed-loop e-commerce operations and enable users to complete the whole transaction process within the community. Some leading online content communities may also sell private label products with lower cost by eliminating channel intermediaries.
Content e-commerce in China has evolved into diverse forms. Through online content communities, merchants and brands may market and promote products and services through live streaming leveraging its real-time, irresistible impulse. They may also embed actionable utilities in appropriate content such as Q&As (which may include text, image, video, or a combination thereof) to introduce and recommend products and services to consumers. Compared with other forms of content e-commerce, Q&As usually attract users with specific consumption demand and thus are more likely consumed by such users, which renders Q&As an efficient way to capitalize on users’ actionable intent.
The GMV of China’s content e-commerce market, including both GMV generated from online content communities and transactions directed from online content communities to other platforms, reached RMB780.3 billion in 2020 and is expected to grow at a CAGR of 38.6% to reach RMB5.5 trillion in 2026. In comparison, the expected CAGR from 2020 to 2026 for the overall e-commerce market is only 13.0%.
Vocational Training
Vocational education in China is a career and technical education that prepares people to work as a technician, tradesperson, or artisan. It is bifurcated into diploma-based vocational education (which includes secondary and higher vocational education) and nondiploma-based vocational education (which includes vocational training, recruitment and qualification exam preparation, and corporate training).
Vocational training refers to practical training programs focusing on acquisition of specific skills for employment or self-improvement in a craft or trade, such as information technology training and finance and accounting training. Some leading online content communities used to attract training service providers to

INDUSTRY OVERVIEW

market or sell their programs and courses on their platforms. Currently, leveraging the rich content library and large user base, these online content communities have also launched self-developed training courses to achieve closed-loop monetization.
The employment market in China currently has witnessed an increasing demand for workers with relevant skillset to support rapid economic growth and industrial upgrades. However, as aging population becomes an apparent trend, the working-age population is expected to continue decreasing from 879 million in 2020 to 868 million in 2026, creating the shortage of workforce, especially skilled and technical workers. According to the PRC Ministry of Human Resources and Social Security, the demand-to-supply ratio of job vacancy available to job seekers in the public labor market showed an upward trend since 2010, and such ratio for skilled workers is even higher, indicating an increasing shortage of skilled worker supply. The PRC government has promulgated a series of stimulus regulations and policies to promote quality vocational trainings to help bridge the gap in supply and demand of skilled workers, including (i) incentivizing leading companies and other stakeholders in various industries to expand the supply of vocational training leveraging information technologies and modern training methods, (ii) providing financial aid to and expanding matriculation of students for vocational education, and (iii) systematically strengthening the importance of diplomas and qualifications in vocational education.
The ongoing mismatch of talent supply and demand and supportive government policies are expected to create massive market opportunities for vocational training service providers. Meanwhile, there is an increasing demand for education and knowledge as well as receptivity to obtain such content online. As a result, China’s vocational training market size in terms of revenue increased rapidly from RMB111.3 billion in 2016 to RMB185.3 billion in 2020, and is expected to further reach RMB534.6 billion in 2026, representing a CAGR of 19.3% from 2020.
IP-Based Monetization
Driven by growing consumption power, expanding fan base of content IPs, standardization of copyright regulations, and increasingly mature monetization of IP adaption, China’s IP-based monetization market size in terms of sales grew from RMB234.7 billion in 2016 to RMB461.7 billion in 2020, and is expected to reach RMB1.0 trillion in 2026, representing a CAGR of 13.8% from 2020.
Virtual Gifting in Live Streaming
Virtual gifts are purchased by live streaming users to show their support for live streamers in online content communities. With live streaming growing as one of important content forms in online content communities, the market size of China’s virtual gifting in live streaming in terms of revenue is expected to increase from RMB169.5 billion in 2020 to RMB510.1 billion in 2026 at a CAGR of 20.2%.
Online Games
China is the largest online gaming market in the world, with the total gross billings expected to increase from RMB339.7 billion in 2020 to RMB628.2 billion in 2026, representing a CAGR of 10.8%. Some online content communities have started to monetize their large traffic of game fans by offering publishing service for game developers, or launching self-developed games. The revenue of China’s online content communities from online games reached RMB7.2 billion in 2020 and is expected to grow to RMB27.8 billion in 2026, representing a CAGR of 25.2%.
COMPETITIVE LANDSCAPE OF CHINA’S ONLINE CONTENT COMMUNITIES
Online content communities compete to attract, engage, and retain users, content creators and merchants and brands, in a variety of ways, such as providing better content, fulfilling evolving user needs, providing content creation utilities, and conducting brand promotions and other marketing activities. In particular, the fast-growing comprehensive online content communities satisfy the diverse needs of a broad user base for different scenarios in one app. Zhihu is one of the top five comprehensive online content communities in China, in terms of average mobile MAUs and revenue in 2019, 2020, and 2021, according to CIC.

INDUSTRY OVERVIEW

Top Five China’s Comprehensive Online Content Communities(1)
	Average Mobile MAUs			Revenue
Community(2)	2019	2020	2021	2019	2020	2021
	(in millions)			(RMB in billions)
Community A	474.7	527.4	634.0	N/A	N/A	N/A
Community B	330.4	481.1	544.2	39.1	58.8	81.1
Community C	461.5(3)	494.7(3)	528.3(3)	12.2	11.7	14.6
Community D	103.8	169.8	232.8	6.8	12.0	19.4
Zhihu	44.3	64.2	92.4	0.7	1.4	3.0

Source: CIC Report
Notes:
(1)
In terms of average mobile MAUs in 2019, 2020, and 2021.

(2)
Community A is a comprehensive online content community that hosts a variety of short-form videos. Launched in 2016, it is owned by a private company headquartered in Beijing, China. As Community A is privately owned, and CIC is unable to reliably estimate its financial information, including its revenue.

Community B is a comprehensive online content community that hosts a variety of short-form videos. Launched in 2011, it is owned by a Hong Kong-listed company headquartered in Beijing, China.
Community C is a comprehensive online content community that combines the means of public self-expression in real time with a platform for social interaction, content aggregation, and content distribution. Launched in 2009, it is owned by a U.S.- and Hong Kong-listed company headquartered in Beijing, China.
Community D is a comprehensive online content community that hosts videos on various themes. Launched in 2009, it is owned by a U.S.- and Hong Kong-listed company headquartered in Shanghai, China.
(3)
Represents average mobile MAUs in March, June, September, and December of 2019, 2020, and 2021, respectively.

Among various content products, Q&As by nature invite a high level of user engagements and inspire sharing of knowledge, experience, and insights. Q&A-inspired online communities refer to those online content communities whose major content forms or products are Q&As, and Zhihu is the largest Q&A-inspired online content community in China in terms of average mobile MAUs and revenue in 2019, 2020, and 2021, according to CIC.
Top Five China’s Q&A-inspired Online Content Communities(1)
	Average Mobile MAUs			Revenue
Community(2)	2019	2020	2021	2019	2020	2021
	(in millions)			(RMB in billions)
Zhihu	44.3	64.2	92.4	0.7	1.4	3.0
Community E	2.2(3)	1.3(3)	0.7(3)	~0.1	~0.2	~0.3
Community F	0.2	0.2	N/A(4)	<0.1	<0.1	<0.1
Community G		N/A(5)		<0.1	<0.1	<0.1
Community H		N/A(5)		<0.1	<0.1	<0.1

Source: CIC Report
Notes:
(1)
In terms of revenue in 2019, 2020, and 2021.

(2)
Community E is a Q&A-inspired online content community launched in 2005. It is owned by a U.S.- and Hong Kong-listed company headquartered in Beijing, China.

Community F is a Q&A-inspired online content community launched in 2017. It is owned by a private company headquartered in Beijing, China.
Community G is a Q&A-inspired online content community launched in 2004. It is owned by a private company headquartered in Shenzhen, China.

INDUSTRY OVERVIEW

Community H is a Q&A-inspired online content community launched in 2016. It is owned by a U.S.- and Hong Kong-listed company headquartered in Beijing, China.
(3)
Average mobile MAUs of the standalone mobile app.

(4)
Not applicable because its mobile app was taken down in February 2021.

(5)
Not applicable due to lack of standalone mobile app.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information in the Company’s Listing Application relating to selected aspects of the Company’s history, development, and corporate structure.
OVERVIEW
Our Founder, Mr. Yuan Zhou, founded Zhihu in 2010. Between 2010 and 2012, Zhihu was a by-invitation-only, Q&A community. Zhihu opened up registration to the general public in 2013 and has since grown into one of the largest comprehensive online content communities in China. We started to offer online advertising in 2016, introduced paid content in 2018, started our paid Yan Selection membership program in the first half of 2019, and formally launched our content-commerce solutions in early 2020. We have continued to expand our content-centric monetization channels since 2020, including offering vocational training and e-commerce initiatives.
BUSINESS MILESTONES
The following is a summary of our key business development milestones:
Timeline	Event
2011	The Zhihu product was launched as a by-invitation-only, Q&A-focused website.
2013	Zhihu opened user registration to the general public.
2016	We started to offer online advertising.
2018	We introduced paid content.
2019	We started our Yan Selection paid membership program.
2020	We launched Zhi+, our innovative content-commerce solutions.
2021	Our Company completed its initial public offering on the NYSE under the symbol “ZH.”
OUR MAJOR SUBSIDIARIES AND OPERATING ENTITIES
The principal business activities, date of establishment and date of commencement of business of each member of our Group that made a material contribution to our results of operation during the Track Record Period are shown below:
Name	Principal business activities	Date of establishment and commencement of business
Zhizhe Tianxia	Content and app related services	June 8, 2011
Zhihu Network	Advertising and business solutions services	January 22, 2018
Zhizhe Sihai	Technical and operating support	January 18, 2012
LISTING ON THE NYSE
On March 26, 2021, we listed our ADSs on the NYSE under the symbol “ZH.” Our initial public offering on the NYSE was completed on March 30, 2021. Pursuant to the initial public offering, our Company sold 55,000,000 ADSs representing 27,500,000 Class A Ordinary Shares at an offering price of US$9.50 per ADS. Additionally, the underwriters exercised their option to purchase an additional 259,904 ADSs representing 129,952 Class A Ordinary Shares.
On March 30, 2021, concurrently with the completion of our initial public offering, we issued and sold (i) 5,263,157 Class A Ordinary Shares to Alibaba Group Holding Limited (holding through an affiliate) for a consideration of US$100.0 million, (ii) 5,263,157 Class A Ordinary Shares to JD.com, Inc. (holding through an affiliate) for a consideration of US$100.0 million, (iii) 1,578,947 Class A Ordinary Shares to Image Frame Investment (HK) Limited, a subsidiary of Tencent, for a consideration of US$30.0 million, and (iv) 1,052,631 Class A Ordinary Shares to Lilith Games (holding through an affiliate) for a consideration of US$20.0 million.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

The concurrent private placements were conducted at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-Class A Ordinary Share ratio. Net proceeds from our initial public offering, including the underwriters’ option, and the concurrent private placements, after deducting the underwriting discounts and offering expenses, were approximately US$739.4 million.
COMPLIANCE WITH THE RULES OF NYSE
Since the date of our listing on the NYSE and up to the Latest Practicable Date, our Directors confirm that we had no instances of non-compliance with the rules of the NYSE in any material respects and to the best knowledge of our directors having made all reasonable enquiries, there is no matter that should be brought to [REDACTED] attention in relation to our compliance record on the NYSE.
REASONS FOR THE LISTING
Our Board is of the view that the Listing and the [REDACTED] will present us with an opportunity to further expand our [REDACTED] base and to broaden and solidify our access to capital markets, as well as to provide us with additional funding channels and sources for us to further develop our business as disclosed in the section headed “Business — Our Strategies” in this document.
MAJOR SHAREHOLDING CHANGES OF OUR COMPANY
Our Company was incorporated under the laws of the Cayman Islands on May 17, 2011 under the name “Zhihu Technology Ltd” to serve as the holding company of our Group. In October 2020, our Company changed its name to “Zhihu Inc.”
Upon incorporation, the Company had an authorized share capital of US$50,000 divided into 50,000 ordinary shares with a par value of US$1.00 each. On November 8, 2011 and May 5, 2014, our Company conducted a 1:1000 share split and a 1:8 share split, respectively.
The major shareholding changes of our Company since its inception were as set out below.
We have historically undergone seven rounds of pre-[REDACTED] investments between November 2011 and August 2019, resulting in the aggregate issuance of (i) 37,858,584 Series A preferred shares (1,848,982 of which were subsequently repurchased by the Company and canceled in July 2018), (ii) 25,164,697 Series B preferred shares, (iii) 27,935,316 Series C preferred shares, (iv) 22,334,525 Series D preferred shares, (v) 6,947,330 Series D1 preferred shares, (vi) 27,267,380 Series E preferred shares, (vii) 34,677,872 Series F-1 preferred shares and (viii) one Series F-2 preferred share (which was subsequently surrendered to the Company and canceled in December 2020). All of the preferred shares had a par value of US$0.000125 each. During our pre-[REDACTED] investments, we achieved post-money valuation of US$29.9 million for Series A round, US$132.0 million for Series B round, US$375.1 million for Series C round, US$918.5 million for Series D round, US$1.0 billion for Series D1 round, US$2.4 billion for Series E round, and US$3.4 billion for Series F round. As of the Latest Practicable Date, we have utilised approximately 65% of the net proceeds from these investments for development of product and service, marketing and user growth, research and development and general corporate purposes.
Our investors included various professional equity investment funds including Innovation Works (or Sinovation Ventures), Qiming Venture Partners, SAIF Partners and Capital Today, as well as prestigious internet technology companies, Tencent, Kuaishou and Baidu. Tencent is a sophisticated investor of our Company and had retained more than an aggregate 50% of its investment at the time of our initial public offering on the NYSE for a period of six months following such time. The average cost per share for the [REDACTED] in us for each of our Selling Shareholders was approximately US$[REDACTED] for Innovation Works, US$[REDACTED] for Qiming Venture Partners, US$[REDACTED] for SAIF Partners and US$[REDACTED] for Capital Today.
On August 7, 2019, our Company adopted a WVR Structure whereby its ordinary shares were re-classified and re-designated into two classes: Class A Ordinary Shares, each carrying one vote at a general meeting of the Company; and Class B Ordinary Shares, each carrying ten votes at a general meeting of the Company.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

In March and April 2021, we issued a total of 40,787,844 Class A Ordinary Shares pursuant to our initial public offering on the NYSE, including the underwriters’ option, and the concurrent private placement. Further details of our initial public offering set out in the section headed “— Listing on the NYSE” in this section. Immediately prior to the completion of our initial public offering on NYSE, all of our issued and outstanding preferred shares and ordinary shares were converted into, and re-designated and re-classified, as Class A Ordinary Shares on a one-for-one basis, except that the 19,227,592 Class B Ordinary Shares beneficially owned by Mr. Zhou at the time continued to be Class B Ordinary Shares. Following our listing on the NYSE and save for the weighted voting rights attached to our Class B Ordinary Share as permitted under Rule 8A.07 of the Listing Rules, there are no other Shareholders that are entitled to special rights not proportionate to their economic interests in our Company.
MAJOR ACQUISITIONS, DISPOSALS AND MERGERS
We have not conducted any acquisitions, disposals or mergers since our inception that we consider to be material to us. In 2021, we acquired Prez Limited and Yincheng Limited to strengthen our capability in offering and delivering content and programs for our vocational training business. For further details about these acquisitions, see “Business — Our Monetization — Vocational Training.”
CONTRACTUAL ARRANGEMENTS
On December 21, 2021, the Contractual Arrangements were entered into among Zhizhe Sihai, Zhizhe Tianxia and the Registered Shareholders of Zhizhe Tianxia to replace the old contractual arrangements in place previously. See section headed “Contractual Arrangements” for further details.
We have not undertaken any material reorganization step in our corporate structure.
PRC REGULATORY REQUIREMENTS
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (《關於外國投資者併購境內企業的規定》) (the “M&A Rules”) jointly issued by the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the STA, the CSRC, the State Administration for Industry and Commerce (currently known as the SAMR) and the SAFE on August 8, 2006, effective as of September 8, 2006 and amended on June 22, 2009 with immediate effect, require that a special purpose vehicle, formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals through acquisitions of shares of or equity interests in PRC domestic companies, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.
Our PRC Legal Advisor is of the opinion that prior CSRC approval for this [REDACTED] is not required under the M&A Rules because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether [REDACTED] like ours under this document are subject to the M&A Rules; (ii) our wholly-owned PRC subsidiaries were not established through mergers or acquisitions of domestic companies owned by PRC companies or individuals as defined under the M&A Rules that are the beneficial owners of our Company; and (iii) that no provision in the M&A Rules clearly classified contractual arrangements as a type of transaction subject to the M&A Rules. However, our PRC Legal Advisor further advises that there is uncertainty as to how the M&A Rules will be interpreted or implemented.
SAFE REGISTRATION IN CHINA
Pursuant to the SAFE Circular 37, (a) a PRC resident must register with the local SAFE counterpart before contributing assets or equity interests in an overseas special purpose vehicle (the “Overseas SPV”) that is directly established or indirectly controlled by such PRC resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC resident is also required to register with the local SAFE counterpart for any major change in respect of the Overseas SPV, including, among other things, a change of Overseas SPV’s PRC resident shareholder(s), the name of the Overseas SPV, terms of operation,

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

or any increase or reduction of the Overseas SPV’s capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.
Pursuant to the SAFE Notice 13, the power of foreign exchange registration was delegated from the local SAFE counterpart to qualified local banks where the domestic entity was incorporated.
As advised by our PRC Legal Advisor, Mr. Zhou, Mr. Dahai Li and four other individuals, who indirectly hold Shares of our Company and are known to us as being PRC citizens, have completed the registration under the SAFE Circular 37.
OUR STRUCTURE IMMEDIATELY PRIOR TO THE [REDACTED]
The following diagram illustrates the corporate and shareholding structure of our Group immediately prior to the completion of the [REDACTED]:

MO Holding Ltd(1)
Tencent(2)
Innovation Works(3)
Qiming(4)
Other Shareholders(5)
Other public holders of ADSs(6)
Other Public Shareholders(7)
[REDACTED]%
[REDACTED]%
[REDACTED]%
[REDACTED]%
[REDACTED]%
[REDACTED]%
[REDACTED]%
Zhihu Inc. (Cayman Islands)
100%
Zhihu Technology (HK) Limited (Hong Kong)
Other subsidiaries(10)
Offshore
Onshore
100%
100%
100%
100%
100%
Other subsidiaries(8)
Zhizhe Sihai
Zhihu Network
Shanghai Zhishi Commercial Consulting Co., Ltd.(11)
Shanghai Paya Information Technology Co., Ltd.(12)
100%
Other subsidiaries(9)
Zhizhe Tianxia
100%
100%
100%
100%
Tianjin Zhizhe Wanjuan Culture Co., Ltd.
Jingzhun Huinong (Beijing) Internet Technology Co., Ltd.
Nanjing Zhizhe Tianxia Information Technology Co., Ltd.
Other subsidiaries(14)
100%
55%
55%
Beijing Leimeng Shengtong Cultural Development Co., Ltd.
Shanghai Pinzhi Education Technology Co., Ltd.(13)
Shanghai Biban Network Technology Co., Ltd.(15)
direct ownership
Contractual Arrangements

Notes:
(1)
MO Holding Ltd is a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by South Ridge Global Limited, which is in turn wholly-owned by a trust that was established by Mr. Zhou (as the settlor) for the benefit of Mr. Zhou and his family. The remaining interest of MO Holding Ltd is held by Zhihu Holdings Inc., which is wholly-owned by Mr. Zhou.

(2)
Comprising of: (a) 20,457,894 Class A Ordinary Shares held by Dandelion Investment Limited, a company incorporated in the British Virgin Islands and a subsidiary of Tencent; (b) 10,617,666 Class A Ordinary Shares held by Image Frame Investment (HK) Limited, a company incorporated in Hong Kong and a subsidiary of Tencent; and (c) 6,991,039 Class A Ordinary Shares held by Sogou Technology Hong Kong Limited, a company incorporated in Hong Kong and a subsidiary of Tencent.

(3)
Comprising of, immediately prior to the completion of the [REDACTED]: (a) 23,011,491 Class A Ordinary Shares held by Innovation Works Development Fund.L.P. and (b) 7,556,558 Class A Ordinary Shares held by Innovation Works Holdings Limited (inclusive of Shares underlyings ADSs held by them). Immediately after the completion of the [REDACTED], Innovation Works Development Fund.L.P. and Innovation Works Holdings Limited will hold [REDACTED] and [REDACTED] Class A Ordinary Shares (inclusive of Shares underlyings ADSs held by them), respectively. Innovation Works Development Fund.L.P. is a fund organized under the laws of the Cayman Islands. The general partner of Innovation Works Development Fund.L.P. is Innovation Works Development Fund GP, L.P., whose general partner is Innovation Works Development Fund GP, LLC. Innovation Works

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Development Fund GP, LLC is beneficially owned by Peter Liu and Kai-Fu Lee. Innovation Works Holdings Limited, a company incorporated in the British Virgin Islands, is wholly owned by Kai-Fu Lee.
(4)
Comprising of, immediately prior to the completion of the [REDACTED]: (a) 21,522,109 Class A Ordinary Shares held by Qiming Venture Partners III, L.P., (b) 3,995,229 Class A Ordinary Shares held by Qiming Venture Partners Ill Annex Fund, L.P., and (c) 678,260 Class A Ordinary Shares held by Qiming Managing Directors Fund III. L.P. (inclusive of Shares underlyings ADSs held by them). Immediately after the completion of the [REDACTED], Qiming Venture Partners III, L.P., Qiming Venture Partners Ill Annex Fund, L.P., and Qiming Managing Directors Fund III. L.P.. will hold [REDACTED], [REDACTED] and [REDACTED] Class A Ordinary Shares (inclusive of Shares underlyings ADSs held by them), respectively. Qiming Venture Partners III, L.P., Qiming Managing Directors Fund III, L.P., and Qiming Venture Partners III Annex Fund, L.P. are exempted limited partnerships organized under the laws of the Cayman Islands and are beneficially owned by Qiming Corporate GP III, Ltd., an exempted company incorporated in the Cayman Islands.

(5)
Comprising of Shares held by our Directors other than Mr. Zhou. See “Statutory and General Information — Further Information about Our Directors — Disclosure of Interests” in Appendix IV for details.

(6)
Represents the 50,720,574 Class A Ordinary Shares underlying the ADSs held by our public holders of ADSs (exclusing those accounted for in (3)-(5) above), assuming there is no change in such share number between the Latest Practicable Date and the Listing Date.

(7)
Represents an aggregate of 128,055,677 held by other public Shareholders.

(8)
Namely:

(a)
Zhizhe Sihai (Nanjing) Technology Co., Ltd., which is directly wholly-owned by Zhihu Technology (HK) Limited;

(b)
Zhinan Xingyi (Nanjing) Technology Co., Ltd., which is directly wholly-owned by Zhihu Technology (HK) Limited;

(c)
Zhizhe Wanjuan (Nanjing) Technology Co., Ltd., which is directly wholly-owned by Zhizhe Sihai (Nanjing) Technology Co., Ltd.;

(d)
Zhinan Erjin (Nanjing) Technology Co., Ltd., which is directly wholly-owned by Zhizhe Sihai (Nanjing) Technology Co., Ltd.; and

(e)
Ningbo Zhiwu Technology Co., Ltd., which is directly wholly-owned by Zhizhe Sihai (Nanjing) Technology Co., Ltd.

(9)
Namely:

(a)
Chengdu Zhizhe Wanjuan Technology Co., Ltd., which is directly wholly-owned by Zhizhe Sihai; and

(b)
Zhizhe Information Technology Services Chengdu Co., Ltd., which is directly wholly-owned by Zhizhe Sihai.

(10)
Namely:

(a)
Zhihu Investment Holding Ltd, a company with limited liability incorporated under the laws of the BVI, which is directly wholly-owned by the Company;

(b)
Zhihu Investment SP Ltd, a company with limited liability incorporated under the laws of the BVI, which is directly wholly-owned by Zhihu Investment Holding Ltd;

(c)
Zhihu Investment EDU Holding Ltd, a company with limited liability incorporated under the laws of the BVI, which is directly wholly-owned by Zhihu Investment Holding Ltd;

(d)
Zhihu Investment PP Ltd, a company with limited liability incorporated under the laws of the BVI, which is directly wholly-owned by Zhihu Investment EDU Holding Ltd;

(e)
Zhihu Investment PZ Ltd, a company with limited liability incorporated under the laws of the BVI, which is directly wholly-owned by Zhihu Investment EDU Holding Ltd;

(f)
Yincheng Limited, a company with limited liability incorporated under the laws of the Cayman Islands, which is directly owned by Zhihu Investment PP Ltd as to 55%. Its remaining equity interests are ultimately owned by Changjian Ma and Wenjing Zhao, who are independent third parties of the Company, as to 27% and 18%, respectively;

(g)
Prez Limited, a company with limited liability incorporated under the laws of the Cayman Islands, which is directly owned by Zhihu Investment PZ Ltd as to 55%. Its remaining equity interests are ultimately owned by Sike Li and Lingtao Zhang, who are independent third parties of the Company, as to 33.75% and 11.25%, respectively; and

(h)
Pzacademy Limited, a company with limited liability incorporated under the laws of Hong Kong, which is directly owned by Prez Limited; and

(i)
Papaenglish Limited, a company with limited liability incorporated under the laws of Hong Kong, which is directly owned by Yincheng Limited.

(11)
Shanghai Zhishi Commercial Consulting Co., Ltd. is wholly-owned by Pzacademy Limited. It has a direct wholly-owned subsidiary, Shanghai Zhiyao Commercial Consulting Co., Ltd..

(12)
Shanghai Paya Information Technology Co., Ltd. is wholly-owned by Papaenglish Limited.

(13)
The registered shareholders of Shanghai Pinzhi Education Technology Co., Ltd. are Nanjing Zhizhe, Sike Li and Lingtao Zhang, each holding 55%, 35% and 10% of the equity interest therein. Sike Li and Lingtao Zhang are independent third parties of the Company.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

(14)
Namely:

(a)
Nanjing Zhizhu Technology Co., Ltd., which is wholly-owned by Zhizhe Tianxia;

(b)
Nanjing Zhihao Technology Co., Ltd., which is wholly-owned by Nanjing Zhizhu Technology Co., Ltd.; and

(c)
Nanjing Zhixin Technology Co., Ltd., which is wholly-owned by Nanjing Zhizhu Technology Co., Ltd.

(15)
The registered shareholders of Shanghai Biban Network Technology Co., Ltd. are Nanjing Zhixin Technology Co., Ltd., Changjian Ma and Wenjing Zhao, each holding 55%, 27% and 18% of the equity interest therein. Changjian Ma and Wenjing Zhao are independent third parties of the Company. Shanghai Biban Network Technology Co., Ltd. wholly-owns the following subsidiaries: Shanghai Yinlang Information Technology Co., Ltd., Shanghai Yinzhen Information Technology Co., Ltd., Shanghai Yinzi Information Technology Co., Ltd., Shanghai Yincheng Information Technology Co., Ltd., Shanghai Yinlu Information Technology Co., Ltd., Shanghai Yinjia Information Technology Co., Ltd., Shanghai Yinxi Information Technology Co., Ltd., Shanghai Yinqian Information Technology Co., Ltd., Shanghai Yinhao Information Technology Co., Ltd., Shanghai Pa Ya Information Technology Co., Ltd. and Chongqing Paya Education Technology Co., Ltd.. As of the Latest Practicable Date, Shanghai Yinzhen Information Technology Co., Ltd., Shanghai Yinzi Information Technology Co., Ltd., Shanghai Yincheng Information Technology Co., Ltd., Shanghai Yinlu Information Technology Co., Ltd., Shanghai Yinjia Information Technology Co., Ltd., Shanghai Yinxi Information Technology Co., Ltd., Shanghai Yinqian Information Technology Co., Ltd., Shanghai Yinhao Information Technology Co., Ltd., Shanghai Pa Ya Information Technology Co., Ltd. and Chongqing Paya Education Technology Co., Ltd. (together, the “Biban Entities”) were in the process of being transferred to become wholly-owned subsidiaries of Shanghai Paya Information Technology Co., Ltd. and such intra-group transfers were not yet completed. We have undertaken to the Stock Exchange to complete such intra-group transfers within four months following the Listing. See “Contractual Arrangements — PRC laws and regulations relating to foreign ownership restrictions — Biban Entities” for further details.

OUR STRUCTURE IMMEDIATELY FOLLOWING THE COMPLETION OF THE [REDACTED]
The following diagram illustrates the corporate and shareholding structure of our Group immediately following the completion the [REDACTED]:

MO Holding Ltd[1]
Tencent[2]
Innovation Works[3]
Qiming[4]
Other Shareholders[5]
Public holders of ADSs[6]
Other Public Shareholders[7]
[REDACTED]%
[REDACTED]%
[REDACTED]%
[REDACTED]%
[REDACTED]%
[REDACTED]%
[REDACTED]%
Zhihu Inc. (Cayman Islands)
100%
Zhihu Technology (HK) Limited (Hong Kong)
Other subsidiaries[10]
Offshore
Onshore
100%
Other subsidiaries[8]
100%
Zhizhe Sihai
100%
Zhihu Network
100%
Shanghai Zhishi Commercial Consulting Co., Ltd.[11]
100%
Shanghai Paya Information Technology Co., Ltd.[12]
100%
Other subsidiaries[9]
Zhizhe Tianxia
100%
Tianjin Zhizhe Wanjuan Culture Co., Ltd.
100%
Jingzhun Huinong (Beijing) Internet Technology Co., Ltd.
100%
Nanjing Zhizhe Tianxia Information Technology Co., Ltd.
100%
Other subsidiaries[14]
100%
Beijing Leimeng Shengtong Cultural Development Co., Ltd.
55%
Shanghai Pinzhi Education Technology Co., Ltd.[13]
55%
Shanghai Biban Network Technology Co., Ltd.[15]
direct ownership
Contractual Arrangements

Notes (1)-(15):
See Notes (1)-(15) in preceding pages under the section headed “— Our Structure immediately prior to the [REDACTED].”

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The following section sets forth updated and supplemental information in the Company’s Listing Application relating to selected aspects of the Company’s business and operations as well as a current description of its strengths and strategies.

OVERVIEW
Zhihu is a leading online content community where people come to find solutions, make decisions, seek inspiration, and have fun. Zhihu is one of the top five comprehensive online content communities and the largest Q&A-inspired online community in China, both in terms of average mobile MAUs and revenue in 2019, 2020, and 2021, according to CIC.
On Zhihu, our users explore and enjoy content that broadens horizons, provides solutions, and resonates with minds, which we refer to as “fulfilling content” (有獲得感的內容), ranging from daily life choices such as the television or mobile phone, an inspirational holiday hide-away, a puzzle book, or a reality show, to sophisticated knowledge or unique experience such as learning about the Tiangong space station or visiting a 2022 Winter Olympics venue, and to bigger decisions such as a college or a good exam preparation program, career choices, or managing a relationship or expecting a baby. A full spectrum of our comprehensive content appeals to an ever growing user base and content creators, who have come to Zhihu to share their knowledge, experience, and insights.
Zhihu is a leading online content community. In the fourth quarter of 2021, Zhihu had 99.6 million average mobile MAUs, 500 million average monthly viewers, and 390 million average monthly engagements. As of December 31, 2021, Zhihu had 55 million cumulative content creators, who had contributed 420 million cumulative Q&As covering over 1,000 verticals. Our revenue increased from RMB670.5 million in 2019 to RMB1.4 billion in 2020, and further to RMB3.0 billion (US$464.4 million) in 2021, representing a CAGR of 110.1% from 2019.
Launched in 2010, we have been dedicated to expanding our content and service offerings to meet the diverse needs of our users, content creators, and business partners. A content- centric business model has been formed during our development and continues to evolve. We have grown from a Q&A community into one of the largest comprehensive online content communities in China. We are among the first several industry players to offer paid memberships and developed content-commerce solutions for merchants and brands, according to CIC. We continue to leverage our content-centric business model and launch new monetization channels such as offering vocational training and e-commerce related services. However, we believe that we are still at an early stage of monetization with significant runway for growth across a span of monetization channels.
The Zhihu model is centered around a virtuous cycle that seeks to achieve a content equilibrium between what our content creators contribute and what our users consume. We continually reinforce Zhihu with its technological foundation and we seek to achieve optimal monetization and deliver value to our shareholders and other stakeholders.
Our users and content creators actively interact with each other and share knowledge, experience, and insights, forming a content ecosystem spanning a wide range of verticals and topics across diverse content forms. Our deep content and user insights play an essential role in optimizing user experience and maintaining robust community governance, which reinforces our community culture of sincerity, expertise, and respect (認真、專業、友善). Our sound community culture and strong brand further strengthen our content ecosystem, which attracts and retains more users and content creators to our community. Our superior technology infrastructure supports our business in various aspects, from understanding our users and content quality, promoting fulfilling content and user engagement, nurturing our community, to enhancing our content and service offerings and forging a strong brand. As we continue to enhance user experience and serve our users, content creators, and business partners, we have established diverse and expanding content-centric monetization channels. This self-reinforcing cycle has been emerging with our growth and solidify our leaderships.

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•
Our Content.   We believe that the quality of Zhihu content is vital to our business. We relentlessly strive to enhance the quality of the Zhihu content through better understanding of our content creators and deeper comprehension of the Zhihu content. Leveraging our years of accumulation of the Zhihu content, we consider content that broadens horizons, provides solutions, and resonates with minds to be “fulfilling content.” We strive to understand why such content is fulfilling through our evolving and developing technological capabilities so that we can maintain and further enhance the fulfillness of the Zhihu content. We believe that this “fulfillness” approach that helps us better comprehend our content, combined with our TopicRank algorithms that help us better comprehend content through the understanding of content creators, could deepen our capability to manage our content operations. As of December 31, 2021, our community had 490 million cumulative pieces of content, including 420 million cumulative Q&As, covering over 1,000 verticals and 1.8 million topics. From time to time, we launch various initiatives and campaigns to further enhance the depth, breadth, and relevance of the Zhihu content. For example, we seek to become a popular destination for timely content inviting in-depth discussion of trending events, which further encourages a high level of content creation and user engagement.

•
Our Users.   We have amassed a fast growing, diverse, and highly engaged user base. Zhihu had 99.6 million average mobile MAUs in the fourth quarter of 2021, representing a 38.1% year-over-year increase. Our content has enabled us to expand our user base rapidly at low cost, while maintaining high user engagement and loyalty. In the fourth quarter of 2021, our daily active users opened the Zhihu app an average of approximately 6 times per day and generated 390 million average monthly engagements. For our YanPlus users, the average 12th-month retention rate in 2020 was 73%.

•
Our Content Creators.   The Zhihu brand has inspired our users to contribute and become content creators. We provide multiple tools and utilities for content creators to contribute to our community. In return, content creators can have fulfilling experience in their creative works, receive recognition in our community and beyond, and be rewarded financially through multiple channels. Our cumulative content creators reached 55 million as of December 31, 2021. In the fourth quarter of 2021, Zhihu had 2.7 million average monthly active content creators, and 13 million average monthly pieces of content were created. Our users and content creators complement each other, sharing their collective intelligence to create a marketplace of answers.

•
Our Community.   Through years of content operations, we have cultivated a community culture of sincerity, expertise, and respect (認真、專業、友善). We have established and been iterating a set of community governance system overseen and implemented by our experienced community management team. Equipped with our proprietary know-how and AI-powered content assessment algorithms, our community management team promptly and effectively identifies and responds to inappropriate content to enhance user experience and maintain community culture. In addition, we enable users to safeguard an open and inclusive environment through content quality improvement process and dispute review process. By optimizing user experience, our community fosters a healthy environment for vibrant content creation, which in turn strengthens our community culture.

•
Our Brand.   The Zhihu brand fosters a vibrant online community where fast-growing users and content creators are eager to contribute and engage while respecting diversity and valuing constructiveness, which further optimizes our user and content creator experience. We also believe that our brand strength can help with the monetization through branded merchandise and IP monetization on the Zhihu platform. The Zhihu brand is proven instrumental in further enhancing our user growth, content quality, and monetization.

•
Our Monetization.   The ever-growing Zhihu content provides us with an avenue for monetization. Over time, our content-centric monetization channels have expanded to include online advertising, paid membership, content-commerce solutions, vocational training, and other services such as e-commerce related services. We are the first to have launched integrated content-commerce solutions at scale, and the largest among online content communities in terms of revenue generated from integrated content commerce solutions in 2020 and 2021, according to CIC. In addition, we are the first and remains as of the date of this document the only Q&A-inspired online community to have

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launched a subscription-based paid membership program, and the largest in terms of paid membership revenue among Q&A-inspired online communities in 2020 and 2021, according to CIC. As we are still at an early stage of monetization, we incurred operating losses and net operating cash outflows during the Track Record Period. We plan to further improve the capabilities of our current monetization channels by improving the effectiveness of online advertising based on more accurate distribution to appropriate users and more diverse content products, expanding our premium content library for paid membership services, and providing merchants and brands with better content- centric marketing solutions and higher marketing effectiveness. We also plan to diversify our revenue streams by identifying opportunities and implementing new initiatives in content space to fulfill the needs of our users while generating commercial value for content creators and business partners. As we continue to expand the Zhihu product offerings and enhance content quality to satisfy the diverse user needs, we deepen our monetization and will continue to launch more monetization channels, enabling us to create and deliver value to our shareholders and other stakeholders.
•
Our Technology.   Our superior technological infrastructure supports our content operations. We are the only online Q&A community in China to adopt topic ranking algorithms to assess the quality of content based on analysis of users’ credentials and community engagements, according to CIC. Our AI-powered TopicRank algorithms assess a user’s credentials and engagement through, and to the extent of, all relevant information about the user available to Zhihu, including the relevance and popularity of the content, the user information voluntarily and lawfully provided to Zhihu, the content created by the user, the engagement by the user in the Zhihu community, the engagement by other users with the user in the Zhihu community, and whether the user has been recognized by Zhihu as a reputable expert in a particular field already. All users’ credentials and engagements thus will be assessed and continually updated. We believe that our TopicRank algorithms and our “fulfillness” approach, which we are currently developing, could enhance our capability to manage content operations. Our feed recommendation and search systems are continually optimized to prioritize distribution of relevant content to enhance user experience, allowing us to recommend the most desirable content to appropriate users. Our question routing system accurately distributes questions to relevant users to encourage content creation. Our content filtering system and anti-spamming system help ensure content appropriateness and a healthy community environment.

During the Track Record Period, we achieved significant business growth yet incurred net loss and net operating cash outflow, primarily attributable to our content-related cost that helped build our rich content library, sales and marketing expenses for promotional and advertising activities, and research and development expenses to enhance technological infrastructure. Our revenue increased from RMB670.5 million in 2019 to RMB1.4 billion in 2020, and further to RMB3.0 billion (US$464.4 million) in 2021, representing a CAGR of 110.1% from 2019. Our gross profit increased from RMB312.3 million in 2019 to RMB757.8 million in 2020, and further to RMB1.6 billion (US$243.8 million) in 2021. Our net loss was RMB1.0 billion in 2019, RMB517.6 million in 2020, and RMB1.3 billion (US$203.8 million) in 2021. We had net operating cash outflows of RMB715.5 million, RMB244.4 million, and RMB440.2 million (US$69.1 million) in 2019, 2020, and 2021, respectively. We expect to continue incurring net loss and net operating cash outflow in the near future as we continue to strategically incurred expenditures to build up and expand our content ecosystem to further enhance Zhihu’s content quality and content portfolio, promote community culture and user engagement, and solidify organic growth.
OUR INNOVATIONS
Our comprehensive content is continually enriched by our content creators with systematic support from our content operations, enabling us to maintain high user engagement and loyalty and further reinforcing Zhihu’s reputation as a leading online content community. We believe that our current achievement stems from our first-mover advantage and sustainable leadership position, our in-depth innovative technology that motivates the creation of content offering a sense of fulfillness and reinforcing community values and features, our content- centric monetization business model, as well as the applications of new technology that are tailored for our business model.

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Our first-mover advantage and sustainable leadership position
Since our inception in 2010, we have been committed to building a trusted online content community, and establishing our sustainable leadership position despite facing strong entry barriers leveraging our high-value and long-lasting content that offers a sense of fulfillness, together with our community culture of sincerity, expertise and respect. We are the largest Q&A-inspired online community and one of the top five comprehensive online content communities in China, both in terms of average mobile MAUs and revenue in 2020 and 2021, according to CIC.
In-depth innovations motivate the creation of content offering a sense of fulfillness and reinforcing community values and features
We work tirelessly to build Zhihu into a trusted content community by providing content that offers a sense of fulfillness. Since our inception, users and content creators on Zhihu have continuously developed the Zhihu community and its unique content ecosystem. Such ecosystem reinforces our culture and promotes our values, and in turn, our culture and values have attracted and retained more users and content creators. This virtuous cycle of self-reinforcing allows us to gather the collective intelligence from tens of millions of users and content creators, forming the “collective intelligence” that provides a fulfilling Zhihu experience. By utilizing AI-powered technology to improve its content structure and refining the content assessment criteria, Zhihu never ceases to provide its users with content that offers a sense of “fulfillness”. It is our belief that such approach does not only strengthen the trust among users, content creators and the Zhihu community, but also acts as a key factor in enhancing Zhihu’s unique market position and further strengthening its leadership position in the long run.
Our innovative content-centric monetization business model
We monetize the rich content and user participation on the Zhihu platform to grow our business. Through our content-centric monetization model, we have become a pioneer in adopting an innovative monetization model in the online content community. For instance, being the first to launch large-scaled integrated content commerce solutions, we ranked first among the Q&A-inspired online communities in terms of revenue generated from integrated content-commerce solutions in 2020 and 2021, according to CIC. In addition, we are the first and remain as of the date of this document the only Q&A-inspired online community to have launched a subscription subscription-based paid membership program. We are also the largest Q&A-inspired online community in China in terms of paid membership revenue in 2020 and 2021, according to CIC.
Applications of new technology that are tailored for our business model
We are the only Q&A-inspired online community in China to adopt topic ranking algorithms to assess the quality of content based on analysis of users’ credentials and community engagements, according to CIC. We apply our self-developed TopicRank algorithms as the technological foundation of the Zhihu platform in order to enhance its reliability and credibility. Furthermore, we are the first Q&A-inspired online community that launches a question routing system and a feed recommendation system in China, and one of the first Q&A-inspired online communities that launches an AI monitoring system and an anti-spamming system in China.
OUR STRENGTHS
We believe that the following strengths contribute to our current achievement and differentiate us from our peers.
Leading online content community
We are a leading online content community where people come to share knowledge, experience, and insights, and to find their own answers. We are one of the top five comprehensive online content communities and the largest Q&A-inspired online community in China, both in terms of average mobile MAUs and revenue in 2019, 2020, and 2021, according to CIC. Inspired by the community culture of sincerity, expertise, and

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respect (認真、專業、友善), Zhihu has amassed the collective intelligence of tens of millions of users in our unique community, creating a marketplace of answers. As of December 31, 2021, we had 55 million cumulative content creators who had contributed 420 million Q&As. Our 99.6 million average mobile MAUs in the fourth quarter of 2021 generated 390 million average monthly engagements within our vibrant community during the same period.
Zhihu is recognized as the most satisfactory online content community in China in terms of user experience, according to the CIC Survey. We are also recognized as the first choice among all online content communities in China where people look for information to make decisions or find answers, according to the CIC Survey. In 2021, we were included in the BrandZ Top 100 Most Valuable Chinese Brands, which serves as testimony to our brand value.
Ever-growing user-generated content
We are committed to the promotion of content on Zhihu. As of December 31, 2021, our community had 490 million cumulative pieces of content including 420 million Q&As, representing a year-over-year growth of 39% and 34%, respectively. In the fourth quarter of 2021, 13 million average monthly pieces of content were created, representing a CAGR of 32.8% from the fourth quarter of 2019.
Leveraging our deepened comprehension of content through our “fulfillness” approach, which we are currently developing, and our comprehension of content through the understanding of content creators through TopicRank algorithms, we continue to inspire content on Zhihu and deliver satisfactory user experience, which are vital to our business. From time to time, we launch various initiatives and campaigns to further enhance the depth, breadth, and relevance of the Zhihu content. For example, we seek to become a popular destination for such timely content, which further encourages a high level of user engagement.
Our content creators receive recognition in our community and beyond, and are rewarded financially through multiple channels. As a result, the Zhihu content is continually enriched. Our cumulative content creators reached 55 million as of December 31, 2021. We had 2.7 million average monthly active content creators in the fourth quarter of 2021.
Fast growing, diverse, and highly engaged user base
Our user base has experienced significant growth. Our average mobile MAUs increased by 35.9% and 38.1% year over year in the fourth quarter of 2020 and 2021, respectively. Our content attracts new users to our community, enabling us to achieve a massive user reach and fast user growth. Our content community is extensively accessible, with 500 million average monthly viewers and 2.4 billion average monthly effective page views directed from social media and search engines in the fourth quarter of 2021. For our YanPlus users, the average 12th-month retention rate in 2020 was 73%.
We have a diverse yet balanced user base. For example, for our active users in December 2021, 47% are female; 48%, 21%, and 31% are in tier 1 and new tier 1 cities, tier 2 cities, and other cities, respectively; and 75% are aged below 30.
Active user engagement and loyalty result from our content, proven community governance system, community culture, and strong brand. In the fourth quarter of 2021, our daily active users opened the Zhihu app an average of approximately 6 times per day, and generated 390 million average monthly engagements.
Innovative and scalable content-centric monetization
Our deep understanding of content and users enables us to pursue innovative and scalable content-centric monetization. Zhihu has been accumulating content for over a decade, based on which we have been iterating our “fulfillness” approach and our TopicRank algorithms. Over time, we have been rolling out various content-centric monetization channels commensurate with our content operations. For example, with respect to our paid membership, the paying ratio increased from 4.0% in the fourth quarter of 2020 to 5.9% in the fourth quarter of 2021, and the number of average monthly subscribing members increased from 3.0 million

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in the fourth quarter of 2020 to 6.1 million in the fourth quarter of 2021. In addition, our content-commerce solutions unlock commercial value of our content for merchants and brands with enhanced marketing efficiency. According to the CIC Survey, most of our clients consider content-commerce solutions to be effective marketing solutions and help merchants and brands build a cumulative content portfolio for branding. In 2021, content-commerce solutions revenue reached RMB974.0 million, representing over a 600% year-over-year increase. We are well positioned to scale our monetization by identifying opportunities and implementing new initiatives in content space to fulfill the needs of our users while generating commercial value for content creators and business partners. We launched our vocational training in 2020 to fulfill our users’ strong demand for vocational and professional learning. We leverage our vast content portfolio and collaborate with or acquire education service providers to deliver vocational training courses to our users. We believe that our new products and services represent valuable supplements to our current service offerings. We still have a long runway for further growth from our diversifying monetization channels, with more to come in the future.
Superior technological capability and innovation
We have applied data-empowered algorithms and systems to key aspects of our business. Our TopicRank algorithms assess content through the understanding of content creators by taking into account both content creators’ and other users’ credentials and engagements, aiming to identify capable content creators. A massive amount of proprietary data has been accumulated for over a decade, fueling the continued iteration of TopicRank algorithms through machine learning and our content operations team’s manual override based on their rich experience. Our deepened comprehension of content through the understanding of content creators derived from the “fulfillness” approach provides additional guidance to balance user preferences and intrinsic value of content.
We have various other technologies to enhance our operation efficiency and user experience. Our question routing system ensures that questions are distributed to the most suitable content creators, so that in-depth thinking is triggered and answers are subsequently delivered. Our AI-powered search engine and personalized recommendation system efficiently distribute content of interest to our users, which lead to improved user engagement and belongingness. Our monitoring and anti-spamming systems promptly identify and respond to inappropriate content and user misbehavior, ensuring a healthy and friendly community culture. Our productivity tools significantly enhance the efficiency of content creation.
Visionary management team supported by talented employees
We benefit from the leadership of Mr. Yuan Zhou, our founder, chairman, and chief executive officer, and other members of the senior management team with rich experience in the online content industry. Mr. Zhou has outstanding acumen and vision for online content communities. He also has deep passion for content and is committed to building Zhihu as a leading online content community in China. Through our operating history of over a decade, our management team has fostered a corporate culture that highly values innovation, professionalism, and inclusiveness. Under the leadership of our visionary and experienced management team, we are committed to bringing superior Zhihu experience to the Chinese internet community. Our management team is supported by talented employees with diverse backgrounds, who complement each other with their unique industry experience. They form the backbone of Zhihu. The commitment and creativity of our management team will ensue the long-term growth of Zhihu.
OUR STRATEGIES
We are committed to reinforcing our unique position as a leading online content community by pursing the following strategies.
Enhance content offerings and empower content creators
We will continue to uphold a high standard to inspire more fulfilling content to enhance user experience and our strong brand. To better cultivate our content ecosystem in the long run, we will continue to strengthen

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our capabilities to identify new features and values that define content through the interplay and iteration of our “fulfillness” approach and our TopicRank algorithms. In addition, we will continue to diversify the representation of Zhihu product in the content space catering to users’ differentiated needs from time to time. For example, we will continue to encourage the creation of multi-format content and promote timely content covering trending events, to further build a vibrant and ever-growing content portfolio for our broad and diverse user base.
We will continue to convert content creators from our growing user base and discover and attract new content creators. In addition, we plan to continue to facilitate content creators by developing more innovative and technology-enhanced productivity tools. Furthermore, we will continue to provide our content creators with ongoing assistance and support through enhanced community recognition and monetization opportunities.
Attract and retain our users
We will expand our user base and improve our user retention through our ever-growing, and diverse content, strong brand, and superior user experience. In addition, we will also maintain our cost-effective user growth strategies by deploying multi-dimensional user acquisition, such as pre-installations on mobile devices, traffic support from third-party search engines, and scenario-oriented campaigns. Scenario-oriented campaigns could include a wide range of events of interest, such as the Olympic games or college entrance exams, to help us approach trending events from time to time to facilitate user growth. Our continued focus on content will nurture a self-reinforcing content community to attract and retain users of diverse backgrounds.
Cultivate our culture and brand
We will continue to reinforce our strong brand image and a community culture of sincerity, expertise and respect (認真、專業、友善). Our ever-growing content and our fast-growing, diverse user base are the foundation of our vibrant Zhihu community. We will continue to promote targeted marketing and launch themed campaigns and activities to solidify our brand image and reputation as a leading online content community.
Enhance and evolve our monetization capabilities
We will continue to grow our user base and deepen our monetization. Over the years, we have established a strong track record of successfully identifying and developing new content-centric monetization channels. We will further promote more innovative content- commerce solutions and online advertising and better facilitate connection between merchants and brands, content creators, and users to facilitate the creation and accumulation of commercial content to better address the evolving needs of merchants and brands. We also plan to increase the paying ratio of our paid membership program by offering a wider variety of premium content.
Leveraging our content, we will continue to execute and strengthen new monetization channels in the content space such as vocational training and e-commerce as paths for growth in the near term. We believe that our content-centric monetization is still at an early stage with a long runway for growth. We will continue to explore other exciting opportunities and develop existing monetization channels that enhance our values to our ever-growing user base.
Strengthen our technology capabilities
We will continue to develop our in-house technological infrastructure to empower key aspects of our business. We will continue to optimize our TopicRank algorithms through our ever-growing content and accumulated content creator and user engagement data. We also will continue to apply our technological capabilities, including artificial intelligence, natural language processing, and machine learning, to further develop our “fulfillness” approach. We plan to strengthen our algorithms, big data analytics, and AI technologies to refine question routing, feed recommendation, and search systems. We also plan to enhance our content monitoring and anti-spamming systems to ensure a healthy community and optimize user

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experience. We plan to further invest in new technologies and attract research and development talents to further enhance user experience, which will increase our monetization capabilities and support our new initiatives.
Pursue strategic investments and acquisitions
We plan to selectively pursue strategic investments and acquisitions along the content value chain such as content supply and content operation capabilities, and to identify opportunities that can create synergies for our content, community, or technology. As of the Latest Practicable Date, we had not identified any potential acquisition targets and did not have any ongoing negotiations relating to potential acquisitions.
ZHIHU CONTENT
The comprehensive Zhihu content is continually enriched by our content creators with systematic support from our content operations, reinforcing Zhihu’s reputation as a leading online content community.
Content Offerings
We are a UGC-based online content community, where content creators contribute a wealth of knowledge, experience, and insights. The Zhihu content is presented in various forms and features such as Q&As, articles, videos, live streaming, and groups. Our community had 490 million cumulative pieces of content as of December 31, 2021, including 420 million Q&As. The comprehensive Zhihu content encompasses over 1,000 verticals and covers 1.8 million topics. Popular categories include consumer digital, movies and videos, lifestyle and fashion, mother and baby care, arts and science, education, sports and games, business and finance, and automobiles, among others. Various distribution channels are available for users to effectively and efficiently explore the Zhihu content, such as feeds, searches, trending topics (熱榜), and follows. As a comprehensive online content community, we seek to maintain a diverse content portfolio. In 2019, consumer goods, popular science, entertainment, education, technology and internet, and business and finance accounted for 34%, 21%, 21%, 6%, 4%, and 6% of our total page views. In 2020, consumer goods, popular science, entertainment, education, technology and internet, and business and finance accounted for 32%, 22%, 23%, 8%, 5%, and 4% of our total page views. In 2021, consumer goods, popular science, entertainment, education, technology and internet, and business and finance accounted for 31%, 22%, 21%, 8%, 5%, and 5% of our total page views.
The Zhihu content is primarily organized in the Q&A form, as we believe that Q&A is an intuitive and efficient way to inspire and facilitate discovery, learning, discussion, and engagement. A question may become trending immediately attracting a string of answers of different lengths, styles, and perspectives. A question may also remain relevant over a long period of time, with answers accumulating, reflecting timeless value of such content. As we accumulate experience in comprehending content through our “fulfillness” approach and understanding users and content creators through TopicRank algorithms, we are able to effectively facilitate creation of our content and its distribution to users for consumption. In addition to Q&As, the Zhihu content can be contributed in the form of articles to facilitate more focused discussions in particular fields and to build systematic knowledge graphs. Users can also form and join groups to explore their commonality.
Video content is an extension to our text- and image-based content portfolio as evidenced by an 32% year-over-year increase of average monthly active video content creators and a 69% year-over-year increase of daily active users who have watched videos on Zhihu in the fourth quarter of 2021. As of December 31, 2021, Zhihu had 22.8 million pieces of video content.
Aside from the Zhihu content available to all users, we offer a paid Yan Selection (鹽選) membership program where we curate premium content for our subscribing members. The premium content primarily consists of works contributed by professional or experienced content creators and works licensed by third parties. As of December 31, 2021, the Yan Selection membership program provides access to 3.9 million pieces of premium content, such as fictions and novels, other books and magazines, live and recorded lectures, and audio books, serving a wide range of users who view for pleasure, look to acquire knowledges and skills, and search for credible references. We diligently expand and curate premium content offerings to satisfy the

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demand of our increasing subscribing members, which incentivizes the growth of our subscribing members and strengthens our brand image.
Content Operations
We relentlessly strive to enhance the quality of the Zhihu content through our efforts in comprehending the Zhihu content and understanding our content creators. We strive to understand why the “fulfilling content” is fulfilling through our evolving and developing technological capabilities so that we can maintain and further enhance the fulfillness of the Zhihu content. We believe that this “fulfillness” approach, which we are currently developing, combined with our TopicRank algorithms, could deepen our comprehension of the Zhihu content, which fuels all aspects of our business.
We continually iterate TopicRank algorithms over time to enhance our understanding of content creators to help us comprehend our content ecosystem. As content creators continue to contribute content on Zhihu, our TopicRank algorithms continually assess content through the understanding of content creators based on their contributions and engagements as well as other users’ engagements with their contributions. A content creator can be perceived as an expert by our TopicRank algorithms in a field, large or small, and generally receives more weight in that field for future assessment. The content quality is not merely determined by the popularity or the number of upvotes of the contents. The TopicRank algorithms assess the quality of content based on all relevant information available to Zhihu, including the relevance and popularity of the content, user information voluntarily and lawfully provided to Zhihu, the content created by the user, the engagement by the user in the Zhihu community, the engagement by other users with the user in the Zhihu community, and whether the user has been recognized by Zhihu as a reputable expert in a particular field already. All such relevant information thus will be assessed and continually updated. The TopicRank algorithms would not consider a piece of content to be of higher quality merely because such content receives a higher number of upvotes, and vice versa. Our content portfolio and accumulated user engagement data optimize TopicRank through iterations. These continuing iterations create a virtuous cycle to enhance the quality of Zhihu content through our continually refined understanding of content creators, which contributes to the effective creation, distribution, and consumption of content on Zhihu.
In addition, we have been further deepening our comprehension of the content ecosystem by revealing the intrinsic value of the Zhihu content through what we refer to as the “fulfillness” approach. Through our years’ of relentless work to enhance user experience, we become aware that users love the Zhihu content because such content broadens horizons, provides solutions, and resonates with minds. This deepened comprehension is continually iterated through input from our operations and technology teams. We leverage a technology- driven approach to optimize the operation of such content and follow up to re-assess such content. We will continue to apply our technological capabilities, including artificial intelligence, natural language processing, and machine learning to further develop our “fulfillness” approach.
As the foundation of the Zhihu model is a content equilibrium between what our content creators contribute and what our users consume, our content operations rely on our overall comprehension of content through our “fulfillness” approach and the understanding of content creators leveraging TopicRank algorithms.
From time to time, we launch various initiatives and campaigns to further enhance the depth, breadth, and relevance of the Zhihu content. We currently focus on promoting timely content, which covers a wide spectrum of trending events to satisfy our diverse user base. We have a dedicated content operations team facilitating the content creation and distribution relating to the most notable events from time to time. We also utilize AI-powered technologies to produce and supplement relevant questions, allowing users to easily explore trending events of interest. We collaborate with various media to ensure our content covers popular events to the interest of the general public from time to time.
As questions can stimulate discussions among users and inspire content creators, we have years of experience in identifying and promoting worthwhile questions and then using an AI-powered question routing system to invite users to answer questions that correspond to their interests and expertise. This not only incites

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users’ desire to create, but also helps new users quickly get on track with answering questions. We also offer productivity tools to help content creators efficiently produce our content.
We use a feed recommendation system and a search system to efficiently distribute content of interest to users. Users can browse their personalized home feeds on the Zhihu app and website based on their profiles and prior behaviors, and search keywords to quickly access relevant content. As our search functions become more popular, we are increasingly recognized by Chinese netizens as a go-to destination to find answers to their questions. Our users generated 32 million average daily searches in the fourth quarter of 2021, representing a 23.2% year-over-year increase. Zhihu is recognized as the first choice among all online content communities in China for people to look for information to make decisions or find answers, according to the CIC Survey. In addition, users can see updates from content creators and topics that they have followed, read trending topics, watch videos, and browse channels to discover content.
CONTENT CREATORS
As a UGC-based online content community, we pride ourselves on the 55 million cumulative content creators who had contributed 490 million cumulative pieces of content, including 420 million cumulative Q&As, to our community as of December 31, 2021. We strive to continually empower them to generate content and encourage content diversity. Our efforts in discovering, developing, and supporting content creators help realize and enhance the potential of each content creator regardless of one’s background or field of specialty, allowing us to continually convert more users into content creators.
We understand and support the different needs of content creators at different stages. Leveraging the Q&A form that sparks creativity, we encourage users to contribute their first piece of content and thereby become content creators in the Zhihu community. Our technology can help content creators select the right topics for them. For example, our AI-powered question routing system distributes questions suitable for entry-level content creators, and will gradually increase the sophistication of questions as content creators become more experienced.
We provide ongoing support and guidance to content creators to increase the frequency of content creation. We offer creative workshops focusing on specific subjects for content creators as they develop their skills towards prolific content creation. In addition, we organize online roundtable series on special topics and other events to enhance the frequency and relevance of the content created.
Content creators can be rewarded financially from their creative works through various channels, such as income for creation of commercial and premium content, commission from Recommended Goodies (好物推薦), among other things.
Our content creators also enjoy their Zhihu experience through recognition from fellow users. For example, our annual Zhihu Content Creators Ceremony (新知青年大會) promotes and strengthens our community culture through enhancing engagements between content creators and users. We invite leading content creators in various fields to share their Zhihu experience to users through award giving speeches, round table forums, and other activities. This fosters a win-win situation for us as content creators not only receive better recognition within our community, but also inspire our users to become content creators.
ZHIHU USERS
We have a large, vibrant, and rapidly growing user base. We had average mobile MAUs of 44.3 million, 64.2 million, and 92.4 million in 2019, 2020, and 2021, respectively. Our users are highly engaged. Our 99.6 million average mobile MAUs in the fourth quarter of 2021 generated 390 million average monthly engagements within our vibrant community during the same period. Our users are also highly sticky. For our YanPlus users, the average 12th-month retention rate in 2020 was 73%. We have a balanced user base. For example, for our active users in December 2021, 47% are female; 48%, 21%, and 31% are in tier 1 and new tier 1 cities, tier 2 cities, and other cities; and 75% are aged below 30. We will continue to expand and further diversify our user base, and aim to serve a broader set of internet users.

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Our users can leverage a series of features to engage actively within the Zhihu community. Users can upvote and downvote answers and comments, which serve an instrumental role in our community engagements. Users can also identify and invite other users to answer any question in our community. Other engagement features include comments, likes, follows, favorites, and shares.
We organize a variety of online and offline user activities. Our roundtable series provide an online venue for discussions on a wide range of topics. Our themed online creativity events offer opportunities for users to share and learn from creative experience of other users.
Our users are instrumental in building and maintaining our community culture of sincerity, expertise, and respect (認真、專業、友善). Users in our vibrant online community contribute through various engagement activities, respect diversity, and value constructive discussions. In addition to contributing to our content ecosystem through various engagement activities, certain experienced users can assign tags and participate in community reviews to collectively resolve disputes. We have rolled out a set of comprehensive community identity and recognition systems to strengthen users’ sense of community belonging.
We adopt a systematic approach in regard to our user growth management. In particular, we seamlessly integrate our growth management strategies with all aspects of our operations, including our brand building efforts. Our product, content, community governance, technology, and sales and marketing teams collaborate closely with our growth management team to align and execute our user growth strategies and ensure optimized user acquisition.
We strategically deploy multi-dimensional user growth strategies to complement our word-of-mouth referrals, such as brand marketing, targeted campaigns, and pre-installations on mobile devices. To keep up with the dynamic market conditions and competitive landscape, we continually review and refine our user growth strategy. For example, to attract users of a broader and more diverse background, we focus on promoting ourselves as an online community where everyone can find their own answers, and we highlight our strength as the go-to online community for content coverage on trending topics (熱榜) with significant social impact.
We also combine our user growth efforts with various scenario-oriented campaigns leveraging our rich and deep content portfolio as well as our brand image. For example, each year during the national college matriculation exam (GaoKao) period in China, we prominently distribute content most relevant to GaoKao in an effort to attract new high school seniors as users, whom we consider to be an active user base with high growth potential.
Our content-centric approach to boost our brand recognition and marketing also includes cooperation with celebrities, targeted event campaigns, and fans events, as well as collaboration with major TV stations and online video platforms in China. Because the Zhihu brand itself imparts strong recognition of content quality, our marketing strategy to combine brand building with user growth enables us to benefit from a low customer acquisition cost and achieve a fast rate of user growth.
OUR MONETIZATION
We have adopted a content-centric monetization approach. We derive revenues from online advertising, paid membership, content-commerce solutions, vocational training, and other services such as e-commerce.
The following table sets forth certain of our operating data for the periods indicated.
	For the Year Ended December 31,			2019 – 2021 CAGR
	2019	2020	2021
Average MAUs (in millions)	48.0	68.5	95.9	41.4%
Advertising revenue per MAU (in RMB)	12.0	12.3	12.1	0.4%
Average monthly subscribing members (in thousands)	574.2	2,362.6	5,076.0	197.3%
Content-commerce solutions revenue per MAU (in RMB)	—	2.0	10.2	—

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The following table sets forth our unaudited quarterly revenue, quarterly average MAUs, and quarterly revenue per MAU for the periods indicated. The quarterly revenue per MAU is calculated based on our selected unaudited quarterly revenue derived from our management accounts and have not been audited. Our historical results are not necessarily indicative of the results to be expected for any future period. The following information should be read in conjunction with the consolidated financial statements included in the Accountant’s Report set forth in Appendix I, including the related notes, as well as the section headed “Financial Information.”
	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Quarterly revenue (RMB in millions)	118.0	154.6	173.9	224.0	188.2	261.4	382.8	519.8	478.3	638.4	823.5	1,019.2
Quarterly average MAUs (million)	39.2	44.3	51.7	56.9	61.8	64.5	72.2	75.7	85.0	94.3	101.2	103.3
QoQ growth of quarterly average MAUs	—	13.2%	16.5%	10.1%	8.5%	4.4%	12.0%	4.8%	12.3%	10.9%	7.3%	2.1%
YoY growth of quarterly average MAUs	—	—	—	—	57.8%	45.4%	39.8%	33.0%	37.7%	46.2%	40.1%	36.4%
Quarterly revenue per MAU (RMB)	3.0	3.5	3.4	3.9	3.0	4.1	5.3	6.9	5.6	6.8	8.1	9.9
Our quarterly revenue, quarterly average MAUs, and quarterly revenue per MAU generally increased during the Track Record Period except for the quarterly revenue and quarterly revenue per MAU in the first quarters of 2020 and 2021 and the quarterly revenue per MAU in the third quarter of 2019. The decrease of our quarterly revenue in the first quarters of 2020 and 2021 compared to the fourth quarters of 2019 and 2020 was primarily due to seasonality, and the decrease in quarterly revenue per MAU in the same periods was affected by the seasonality impact on quarterly revenue and a steadily increasing trend on our quarterly average MAUs. The decrease of our quarterly revenue per MAU in the third quarter of 2019 compared to the second quarter of 2019 was primarily due to faster growth of average MAUs compared to the growth of revenue in the third quarter of 2019. See “Financial Information — Business Sustainability — Increasing Monetization Capabilities — Online Advertising.”
Due to our increasing spending in special promotion and advertising activities since 2021, such as our ten-year anniversary event, and the positive impact of the temporary recovery of the COVID-19 pandemic on our MAU growth, the quarterly average MAUs had higher quarter-over-quarter growth rate in the first two quarters of 2021. This resulted in a relatively lower quarter-over-quarter growth rate in the third quarter of 2021 while the quarterly average MAUs continue to increase at a 40.1% year-over-year rate. The quarterly average MAUs in the forth quarter of 2021 had have a relatively lower quarter-over-quarter growth rate due to regular quarterly fluctuation as observed in previous years and in line with industry trend, while the quarterly average MAUs increased at a 36.4% year-over-year rate. We believe that the lower quarter-over-quarter growth rate of quarterly average MAUs in third quarter and forth quarter of 2021 will not affect our path to profitability.
The decreasing growth rate in quarterly revenue per MAU since the second quarter of 2021 is due to the higher growth rate in quarterly average MAUs than quarterly revenue resulting from our strategic investments in user acquisition and engagement since 2021, evidenced by higher MAU growth starting from the second quarter of 2021 compared with the same periods in 2020.
Our quarterly average MAUs generally increased on a year-over-year basis during the Track Record Period. Although we expect our user base to continue to experience a growing trend in the near future, we may experience fluctuations of quarterly average MAUs on a quarterly basis, particularly during the fourth and first quarter of a year. For instance, on a year-over-year basis, our quarterly average MAUs in the first quarter of 2022 will continue to experience growth, but on a quarter-over-quarter basis, it may stay relatively flat or even experience a decrease compared with the quarterly average MAUs in the previous quarter, primarily attributable to the seasonality and the impact of external environment and market condition. We will continue to enhance our monetization efforts to ensure our overall business growth, and we believe that the quarter-over-quarter fluctuation of our quarterly average MAUs in the first quarter of 2022 will not affect our path to

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profitability. Meanwhile we will continue to enhance the monetization effectiveness and efficiency on a per-MAU basis. According to CIC, it is common for companies that were experiencing growth trend in user base to record fluctuations in average MAUs on a monthly or quarterly basis, and the general trend of MAUs of such companies had not been materially affected by such individual quarterly fluctuations.
Online Advertising
We offer merchants and brands online advertising services to help them deliver advertisements effectively to their targeted audience. Our online advertising services primarily include launch-screen and feed advertisements. Advertisements can be placed at various parts in our Zhihu app and website in different formats. Merchants and brands can place display-based or performance-based advertisements. We primarily charge display-based advertisements by the cost-per-mille model, and primarily charge performance-based advertisements by the cost-per-click model and cost-per-mille model. The pricing of our advertising is determined based on our internal marked price guidelines that are updated from time to time. The guidelines generally take into consideration factors including, among other things, nature and type of advertisers, products and services to be marketed, prior relationships, level of comparable demands, and scale of orders, and are implemented based on marked price for our advertising services. As we continue to scale up our advertising business, we have maintained a moderately increasing trend on our marked price while narrowing the rebates and discounts offered to advertisers. In particular, while the marked price of our CPM-based services remained relatively stable, our CPD-based services experienced an increase as our user base expanded. These result in a moderately increasing trend on our effective pricing, which excludes rebates and discounts. We seek to maintain a delicate balance between our monetization needs and the necessity of maintaining a positive user experience on Zhihu with a reasonable level of advertising and commercial content presentation. Therefore, our sell-through rate is maintained at a moderate level, enabling room for growth but at the same time yielding a reasonable level of inventory for services offered to businesses and merchants. During the Track Record Period, we had a sell-through rate of approximately 50% to 70%.
Our advertisers are generally attracted by, among other things, the expanding user base and user profiles as well as the content generated in our community. They typically select target audience based on user profiles and review performance indices instead of specifying target content category or monitoring other similar metrics. We served 2,539, 3,511, and 3,036 end-customers for our online advertising services, which may be advertisers procuring our services directly or through agents, in 2019, 2020, and 2021, respectively. The number of our end-customers for our online advertising services decreased from 2020 to 2021, primarily as part of our strategy to retain quality advertisers. Our advertising revenue per end-advertiser was approximately RMB227,000, RMB240,000, and RMB382,000 in 2019, 2020, and 2021, respectively. We do not believe that we have concentration in terms of user profiles.
The advertising-related laws and regulations require, among other things, the advertisers to obtain approvals from authorities responsible for advertisement review prior to publishing advertisements relating to areas including, but not limited to, medical care, pharmaceuticals, medical instruments, agrochemicals, veterinary pharmaceuticals, and health food, and specify content that is prohibited from being contained in advertisements of the aforementioned categories. For content on our platforms that constitutes advertisements falling in these categories, we have established and maintained a reviewing team and implemented strict policies to comply with the regulatory requirements, including setting forth detailed reviewing protocols for each relevant industry, requiring counterparties to submit duly-obtained approvals of advertisement review authorities and to covenant on the authenticity of such approval, verifying the authenticity of such approval through the website of the advertisement reviewing authorities, and confining the advertising content strictly to the extent approved. Where such content violates relevant laws and regulations, we take immediate measures to remove them. During the Track Record Period, we had been compliant with laws and regulations governing advertisement content of the aforesaid industries and intend to closely monitor and follow regulatory developments regarding advertisements in our daily operation on a continuing basis.

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Paid Membership
We offer Yan Selection (鹽選) membership program, which provides our subscribing members with access to our premium content library, serving a wide range of users who view for pleasure, look to acquire knowledges and skills, and search for credible references. Compared to content that can be viewed free of charge, premium content under the paid membership subscription program primarily consists of content generated by content creators on our platform, some of which are professional content creators, and user-generated content licensed from third parties on a compensated basis. Specifically, these third parties primarily include professional or experienced content creators that provide us with commissioned works and copyright licensors that license us to use certain copyrighted works, although we are not a reseller of third-party content. Our subscribing members can enjoy 3.9 million pieces of premium content, including fictions and novels, other books and magazines, live and recorded lectures, and audio books, in addition to certain membership privileges and services. We also offer an on-demand access option to our content library to supplement our Yan Selection membership program. Substantially all of our paid membership revenue was derived from Yan Selection membership fees paid by the subscribing members. On-demand access to premium content accounted for 2.1%, 1.2%, and 0.7% of our total revenues in 2019, 2020, and 2021, respectively. In the fourth quarter of 2021, we had 6.1 million average monthly subscribing members, representing a paying ratio of 5.9% of our paid membership program, up from 4.0% in the fourth quarter of 2020. We expect to expand our paid membership services by continuing to enhance the quality of our premium content, including professionally generated content and professional user-generated content, and diversifying the spectrum of our premium content library.
We offer subscription plans for the Yan Selection membership, and offer trials to attract more members. Our subscription plans are offered for monthly, quarterly, and annual membership services and the full subscription fees as of the Latest Practicable Date were RMB25 for non-consecutive monthly membership services, RMB68 for non-consecutive quarterly membership services, and RMB238 for non-consecutive annual membership services. In addition, the full subscription fees as of the Last Practicable Date were RMB19 for automatic consecutive monthly membership services, RMB53 for automatic consecutive quarterly membership services, and RMB198 for automatic consecutive annual membership services. The average monthly renewal rate of our Yan Selection membership program was 56%, 62%, and 65% in 2019, 2020, and 2021, respectively. The average revenue per subscribing member was RMB153, RMB136, and RMB132 in 2019, 2020 and 2021, respectively. The decrease in the average revenue per subscribing member during the Track Record Period was primarily due to the decreasing percentage of on-demand access to premium content in paid membership revenue in 2020 and 2021. We also collaborate with other leading online platforms to offer joint membership programs in an effort to promote our Yan Selection membership program.
Content-Commerce Solutions
Our innovative content-commerce solutions provide merchants and brands with online marketing solutions that are seamlessly integrated into our online content community. As opposed to traffic-based online marketing, our content-commerce solutions adopt a content- based approach focusing on the content itself and its appeal to targeted audience to help merchants and brands engage with their target consumers in a more direct, accurate, and effective manner. Content-commerce solutions enable merchants and brands to create commercial content about their products and services, which can be distributed by and remain relevant to our users over a period of time, contributing to a rich content portfolio that can enhance our clients’ branding. The typical duration of content relating to our content- commerce solutions ranges from a couple of days to one year. Such content is seamlessly embedded into answers, articles, and videos on Zhihu, to effectively capitalize on users’ actionable intent. When commercial content is consumed in the relevant context, superior marketing effects could be achieved. In addition, through collaborating with us under content-commerce solutions, content creators can serve merchants and brands in their brand building, sales conversion, or other promotional needs. This avenue for monetization delivers value to consumers who want to learn about brands and make informed decisions, to merchants and brands who can seek to strengthen their dialog and improve engagement with consumers, and to content creators who can be rewarded for contributing commercial content to the online community. We believe that such stakeholders will continue to benefit from the virtuous cycle based on commercial content on Zhihu. If certain commercial content cannot meet the

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quality standard of the Zhihu community, such commercial content will be restricted from distribution in, or removed from, the Zhihu community.
We establish our content-commerce solutions based on a highly productive content creation community generating massive opportunities. Depending on the demand of merchants and brands, content can be created primarily through content creators in our community directly or through service agents such as multi-channel network or in-house production by merchants and brands. As we continue to facilitate content creation, enhance user experience, and provide monetization opportunities on Zhihu, an increasing number of content creators currently constitute the content creation force of our content-commerce solutions. Accordingly, we have rolled out the Cheese platform, which is a utility that enhances the effectiveness of content creators to generate commercial content that can be utilized by content-commerce solutions and other monetization channels such as online advertising. The Cheese platform enables us to efficiently identify, incentivize, and organize appropriate content creators to create and distribute commercial content, essentially promoting UGC-based commercial content on Zhihu. Merchants and brands thus can present commercial content through suitable topics and Q&As. Furthermore, we provide a suite of marketing utilities to be embedded in various parts of content to help merchants and brands realize sales conversion, customer acquisition, or service provision, among others. Merchants and brands thus can either direct the creation of such content or identify proper content to embed actionable utilities offered by content-commerce solutions.
Content-commerce solutions are seamlessly integrated with our content operations. In addition to facilitating creation of commercial content, our content-commerce solutions leverage our content distribution system to deliver recommended commercial content to the targeted audience with high precision. We distribute recommended commercial content just as other regular content on Zhihu in the form of answers, articles, and videos, as part of our regular feed recommendation process with its exposure determined based on its quality. Such content is assessed under the same standard and mechanism so that fulfilling commercial content gets better promotion. In addition, we can set up the recommended commercial content as a “next answer” to be displayed when relevant users have browsed an answer and click to view the next answer. After the content is published, brands and content creators are allowed to monitor its marketing efficiency and user engagement by accessing visualized and real-time metrics of numbers of followers, likes, and favorites on the content. Through highly accurate and targeted content distribution based on deep understanding of our content and users, our content-commerce solutions assist merchants and brands in realizing the commercial value of the relevant content, enhancing the exposure of its brands or products, and converting content consumption into actions by users.
Leveraging the volume of content on Zhihu, our content commerce-solutions have proven to be a highly effective marketing approach for merchants and brands, evidenced by an overall click-through rate multiple times higher than that of traditional advertising. According to the CIC Survey, most of our clients consider content-commerce solutions to be effective marketing solutions and help merchants and brands build a cumulative content portfolio for branding.
We had 80, 2,413, and 5,745 end-customers for our content-commerce solutions, which may be companies procuring our services directly or through agents, in 2019, 2020, and 2021, respectively. Our content-commerce solutions revenue per end-customer was approximately RMB8,000, RMB56,000, and RMB170,000 in 2019, 2020, and 2021, respectively. As no industry accounts for a disproportionate amount of our content-commerce solutions revenue, we do not believe that our content-commerce solutions revenue has any concentration risk.

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The following table sets forth a breakdown of content-commerce solutions revenue by content category for the periods indicated.
	2019(1)	2020	2021
Content Category
Consumer goods	—	76%	66%
Education	—	13%	15%
Technology and internet	—	3%	12%
Others	—	8%	7%
Total content-commerce solutions revenue	100%	100%	100%

Note:
(1)
The content category breakdown of content-commerce solutions revenue in 2019 is not calculated as the revenue contribution of content-commerce solutions was insignificant in 2019.

In addition, certain customers of our services offered to businesses and merchants may receive sales rebates. According to CIC, in China’s online advertising industry, rebate rate usually ranges from 5% to 50% of the service fee, depending on different pricing strategies adopted by advertising media. Our rebate rate showed a declining trend during the Track Record Period, generally staying at a relatively lower level within the industry range for rebate rates during the Track Record Period.
We believe that we are still at a ramp-up stage for building our client base. The next-year churn rate (which refers to the percentage of customers that had business with us in a year and depart from our business in the following year) of our top 100 customers of our services offered to businesses and merchants, who contributed a majority of our total revenue from services offered to businesses and merchants during the Track Record Period, was approximately 30% from 2019 to 2020, and decreased further to approximately 15% from 2020 to 2021. We strive to build a broader and more diverse client base, and to engage and select more merchants and brands in the Zhihu community to explore opportunities for long-term relationships.
Vocational Training
As we see significant amount of user engagements and Zhihu content relating to vocational and professional learning reflecting our users’ strong demand in that field, we have launched our vocational training service in 2020. We offer a diverse course portfolio with a focus on professional qualification exams and other vocational education, which is a valuable supplement to our content offerings. Our vocational training service experienced rapid growth since launch. In 2021, we generated RMB45.8 million (US$7.2 million) in revenues from our vocational training services.
Our courses include vocational training courses that are self-developed and developed in collaboration with third-party education service providers. We utilize our existing technological infrastructure, including our content distribution engine, customer relationship management, data management platform, and transaction system, to smoothly support the growth of our vocational training services. We attract users by creating and distributing content that stimulate users’ interest in topics that relate to the courses and facilitate users to purchase such courses. In addition, we conduct strategic acquisitions to strengthen our content supply. In July 2021, we acquired 55% of equity interest in Prez Limited from an Independent Third Party for a maximum consideration of RMB129.8 million, with exact consideration to be determined based on its performance after acquisition. Prez Limited primarily provides professional qualification exam preparation courses, such as CFA and CPA, under the PZ Academy brand. In November 2021, we acquired 55% equity interest in Yincheng Limited from an Independent Third Party for a maximum consideration of RMB52.3 million, with exact consideration to be determined based on its performance after acquisition. Yincheng Limited primarily provides vocational language exam preparation courses under the Papa brand. We intend to realize synergies following these acquisitions and enrich the content supply for our vocational

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training services while leveraging our strong content distribution and user growth capabilities. We will continue to develop content that revolve around our courses and teachers and nurture an ecosystem to help users advance their careers.
Other Monetization Channels
As part of our efforts to grow our content portfolio and cater to the evolving trend of our users’ content consumption, we continue to identify and introduce additional products and services. We believe that there are significant monetization opportunities in many of our content domains, such as e-commerce, where users are highly engaged and we have accumulated a vast depositary of content.
Our e-commerce operations enable content creators to embed actionable utilities in their content to introduce and recommend products to our users. Recommended Goodies (好物推薦) translates proven community knowledge, experience, and insights with respect to products into a strong sales momentum. We currently direct traffic externally to third-party e-commerce platforms, which pay us commissions based on pre-agreed percentages of the relevant GMV realized on these platforms, and we split the commissions with the content creators. Our e-commerce service currently covers digital consumer products, home appliances, and lifestyle products. We are further expanding the merchandise categories and developing closed-loop e-commerce operations where transactions are completed within Zhihu instead of on third-party platforms.
Our strong brand makes Zhihu popular in various product categories. We work with third parties to offer book series. For example, we offer the popular title of children’s books in China, A Hundred Thousand Whys (十萬個為甚麼), which in turn promotes the related content creation on Zhihu. In addition, we offer private label products such as Zhiwu (知物) strip bag coffee to further strengthen our brand equity.
Benefiting from our rich content portfolio, we are exploring opportunities to further develop the related intellectual property in collaboration with third parties, such as Zhihu- branded merchandise.
ZHIHU COMMUNITY GOVERNANCE
We maintain community culture through our comprehensive community governance system, comprising our users, protocols, and algorithms. These elements interact with one another to build and maintain our culture.
Our community governance team actively identifies and responds to content that contradicts our community guidelines, assisted by our proprietary know-how and AI-powered content assessment algorithms as well as a set of system and protocols built upon years of operations. We analyze content, assess user behaviors and interactions, and ultimately enhance the quality of our content portfolio. As a result, content quality ultimately determines the order by which content is presented. Influential, reputable, and well-recognized users generally have more weight in the content assessment process. Through years of experience, we have accumulated a set of community guidelines in addition to our community by-laws and terms of service to help regulate all major aspects of our community’s operations and activities.
People within the Zhihu community value our culture and can help safeguard an environment where everyone is encouraged to share their knowledge, experience, and insights while treating each other with respect. For example, our users can actively participate in community governance by initiating and participating in dispute review process, and certain users can even become “jurors” on Zhihu to decide on fact-finding in community disputes.
SALES AND MARKETING
Our competitive position benefits significantly from our content portfolio and our continued efforts to grow this content portfolio to foster better user experience. Leveraging our ever-growing content portfolio and our continued efforts to foster better user experience, we have built Zhihu into a strong brand. For example, “Zhihu Highly Upvoted” (知乎高贊) is a signature badge used by Chinese netizens to refer to relevant and popular content within the Chinese internet community. Our unique marketing approach in turn helps us attract and retain users organically and efficiently.

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We strategically deploy multi-dimensional marketing strategies to complement our word-of-mouth referrals, such as brand marketing, targeted campaigns, and pre-installations on mobile devices. Currently, a majority of the downloads of the Zhihu app are from the app stores on Android devices, and all pre-installations of the Zhihu app are made on Android devices, which represent an insignificant portion of the Zhihu app installations on Android devices. To keep up with the dynamic market conditions and competitive landscape, we continually review and refine our marketing strategy. For example, to attract users of a broader and more diverse background, we focus on promoting ourselves as an online community where everyone can find their own answers, and we highlight our strength as the go-to online community for content coverage on trending topics (熱榜) with significant social impact.
We also combine our marketing efforts with various scenario-oriented campaigns leveraging our rich and deep content portfolio as well as our brand image. For example, each year during the national college matriculation exam (GaoKao) period in China, we prominently distribute content most relevant to GaoKao via GaoKao-related discussions in the Zhihu community that we host and organize in an effort to attract new high school seniors as users, whom we consider to be an active user base with high growth potential.
Our content-centric approach to boost our brand recognition and our marketing also includes cooperation with celebrities, targeted event campaigns, and fans events, as well as collaboration with major TV stations and online video platforms in China. Because the Zhihu brand itself imparts strong recognition of content quality, our marketing strategy to combine brand building with user growth enables us to benefit from a lower customer acquisition cost and achieve a faster rate of user growth.
Data analytics underlie our marketing strategies. We constantly refine our algorithms for accurate identification of trending topics and user demand to better connect the right users with the right content. We also market our community and content through popular search engines, social media, trending apps, web navigation portals, and third-party mini-programs. Through these third-party platforms, we are able to further accumulate brand equity, expand content exposure via external channels, and enhance user acquisition capabilities. Moreover, synergies and collaborations between our products, content, technology, governance, and user growth teams enable our community to recommend the most attractive content to users for maximizing user engagement.
TECHNOLOGICAL INFRASTRUCTURE
We develop and deploy our technological infrastructure and data capabilities based on and suitable for the nature of our content and our content-centric monetization strategies.
TopicRank sets the technological foundation of Zhihu as a leading online content community from the content creator perspective. Powered by our AI capabilities, TopicRank assesses content through the understanding of content creators by continued iteration: it dynamically assigns a proper weight to any given user in any given field based on such user’s knowledge, experience, and insights in such field; it assesses a particular piece of content created by a user from multiple dimensions taking into account the weight assigned to that user and the quality of engagement (such as the number of upvotes and downvotes) with other users and their respective weights in the field, and determines the quality of such content for distribution; and based on the wealth of historical assessment results, it updates the weight previously assigned to any given user on a real-time basis over a long period of time. It is continually refined by machine learning technology and our proprietary know-how and data insights derived from our decade-long operations.
We have been enhancing TopicRank’s iterative process by allowing an overlay of our “fulfilling” approach, leveraging our deepened understanding of content. As TopicRank improves algorithmically over time, it increasingly facilitates the trust and confidence of users in our online community. As part of our efforts in developing and implementing our “fulfillness” approach, we are applying various technical means, including AI, machine learning, and natural language processing, in cultivating our technological capability of identifying and promoting “fulfilling content.” In particular, to facilitate our experienced content operations team in enhancing the efficiency of machine learning, we continually evaluate and provide feedback of relevant

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system output to help with the iteration process. We believe that we are uniquely positioned to develop this “fulfillness” approach benefiting from our rich and deep content portfolio as well as our over a decade of operating experience.
We also seek to enhance our technological capability to support content management through an interplay and iteration between the “fulfillness” approach and the TopicRank algorithms. Credentials of content creators identified by TopicRank may be of high reference value, especially in the stage of initial development of the “fulfillness” approach, and this approach will feed TopicRank with accurate data to strengthen its content comprehension capabilities through better profiling of content creators.
We use an intelligent question routing system to accurately invite users to contribute answers. Based on the analysis of a particular question and data insights on users, the question routing system identifies users who have created content (preferably with positive feedback by other users) or shown interest in the relevant field based on user profiles and behaviors, and distributes the question to these users, prompting for a response. The question routing system continues to assess any further engagements by these invited users to further ascertain their level of interest and expertise, which in turn enhances the effectiveness of the question routing. In addition, we also supply content creators with a suite of productivity tools to assist in creating content in various forms and easily editing texts, images, and videos.
We also use a feed recommendation system and a search system to efficiently distribute content of interest to users. The feed recommendation system creates personalized home feeds when users access the Zhihu app and website based on user profiles and behaviors. The feed recommendation system enables us to optimize user experience and improve the signal-to- noise ratio. In addition, we have applied a combination of deep learning and traditional models to our search system, enabling an efficient access to their content of interest. We continue to improve both the feed recommendation and search systems through TopicRank and machine learning technology. We began in the third quarter of 2021 by considering fulfilling content as an additional factor for our feed recommendation system and the search system.
We apply multiple technologies based on natural language processing (NLP) to understand and respond to content, users, and their behaviors and interactions, ultimately to maintain the culture of the Zhihu community. We maintain and develop knowledge graphs to arrange content in a structured system, and, with the accumulation of information over years of operations, to organize and present knowledge, experience, and insights for users. We use graph embedding machine learning models to analyze interactions between users and determine user affinity, which together with other factors help refine our assessment of the appropriateness of any particular content and determine corresponding reactions. We also use AI-powered proprietary systems to defend against inappropriate content. For example, the content filtering system is able to promptly and accurately identify and fold or remove unfriendly, irrelevant, biased, or other inappropriate content in a matter of milliseconds to reduce interruption to users. The anti-spamming system can accurately identify spam activities such as casting upvotes and downvotes in violation of the community rules, thereby protecting the quality of discussion and interaction in our community. In addition, we have implemented AI-powered systems to enhance our ability to understand and manage video content. We believe that we are one of the few online content market players that are capable of managing content by recognizing tones and attitudes expressed by users under complex context and circumstances.
Our research and development team is comprised of highly qualified employees, substantially all of whom held bachelor’s or higher degrees as of December 31, 2021. Our research and development expenses consist primarily of payroll and related expenses for research and development professionals. We plan to continue to invest in technology and innovation to enhance user and customer experience.
USER PRIVACY AND DATA SECURITY
Data security is crucial to our business operations. We have internal rules and policy to govern how we may use and share personal information, as well as protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly. Users must acknowledge the terms and conditions of the user agreement before accessing our products and services, under which they consent to our collection, use, and disclosure of their data in compliance with applicable laws and regulations.

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When our users access and interact on Zhihu, certain personal information is directly collected by us, primarily including name, email address, mobile number, ID number, behavioral data, and other personal information. We would first obtain consent from our users to collect, store, and transmit data for providing services to them on Zhihu. Our data privacy policy agreed by our users describes our data practices in our operations, and we do not use any data for any purpose other than those specified in the data privacy policy with our users.
We store in-house all the data accumulated in our operations. Neither do we currently have any data sharing arrangement with external parties, nor does our business involve any cross-border data transfer. From an internal policy perspective, we limit access to our servers that store our user and internal data on a “need-to-know” basis. Our employees are granted access to the minimum extent that is necessary to fulfill their job responsibilities and are required to go through strict internal approval procedure before operating on such data. We also have entered into confidentiality agreements with relevant employees and organized trainings to strengthen their awareness for data privacy and protection. In addition, we adopt a data encryption system intended to ensure the secured storage and transmission of data, and prevent any unauthorized member of the public or third parties from accessing or using our data in any unauthorized manner. We have implemented relevant internal controls to ensure that user data is protected and that leakage and loss of such data is avoided. Furthermore, we have appointed a team of dedicated data protection professionals who are responsible for designing and monitoring data security management and emergency response. Data access attempts by any third party are subject to our evaluation and approval procedure based on the necessity and scope of the attempts and appropriate consent from our users. We typically provide third parties with anonymous and desensitized personal information and require such third parties to undertake equivalent data protection measures.
During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any material fines or other material penalties due to non-compliance with data privacy and security laws or regulations. Our PRC Legal Advisor is of the view that we had complied in all material aspects with all applicable PRC data privacy and cybersecurity laws and regulations during the Track Record Period and up to the Latest Practicable Date. For additional information, see “— Risk Management and Internal Control — Information System Risk Management.”
As of the Latest Practicable Date, we were not subject to any claims or allegations relating to intellectual property that were material to our business operations.
INTELLECTUAL PROPERTY
We rely on a combination of patent, copyright, trademark, domain name, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2021, we had 46 registered patents, 28 pending patent registration applications, 913 registered trademarks, 125 pending trademark registration applications, registered copyrights to 39 pieces of software, and 8 domain names (including zhihu.com). For details of our intellectual property rights, see “Appendix IV — Statutory and General Information — Further Information About Our Business — Intellectual Property Rights.” As of the Latest Practicable Date, we were not subject to any claims or allegations relating to intellectual property that were material to our business operations.
COMPETITION
We are one of the top five comprehensive online content communities and the largest Q&A-inspired online community in China, both in terms of average mobile MAUs and revenue in 2019, 2020, and 2021, according to CIC. We operate along other online content communities, including Q&A-inspired online communities. Our competitors mainly include (i) comprehensive online content communities and (ii) other online content communities that specialize in certain content verticals, such as certain lifestyle sharing platforms, live streaming platforms, knowledge sharing platforms, and hobby communities. See “Industry Overview — Competitive Landscapes of China’s Online Content Communities.”

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China’s online content communities industry is highly competitive and rapidly changing with the evolving market demand and user preferences. We compete to attract, engage, and retain users, content creators, and merchants and brands. Our competitors may compete with us in a variety of ways, including by providing better content, fulfilling evolving user needs, providing content creation utilities, and conducting brand promotions and other marketing activities. Our content creators are generally free to post their content on our competitors’ platforms, which may divert user traffic or attention from our platform.
We face competition for advertising and marketing spending of merchants and brands. We compete against other online content communities that offer services similar to our online advertising and content-commerce solutions. We also compete with internet companies that offer similar services, including but not limited to PGC-focused online content market players, search service providers, e-commerce platforms, and social networking platforms. We also compete against traditional media outlets, such as television, radio, and print for advertising and marketing budget.
Our paid membership service offerings compete with platforms that provide similar services to paying users, including other online content communities and PGC-focused online content market players that offer subscription programs or on-demand access to content library.
Besides advertising, paid membership, and content-commerce solutions, we also generate revenue through other services, including vocational training and e-commerce services. For our vocational training business, we may face competition for consumer spending with online or offline training players that focus on professional qualification exams and other vocational education. For our e-commerce business, we may face competition for consumer spending with other online content communities and e-commerce platforms.
We will continue to compete effectively with our competitors based on the community culture, content quality and richness, and governance mechanism that we have cultivated and precipitated for a decade, the strength and reputation of our Zhihu brand, our ability to provide fulfilling content, our ability to develop new products and services and enhancements to existing products and services to keep up with user preferences and demands, and our ability to continue to grow our user base.
As we introduce new products and services on our platform, as our existing products and services continue to evolve, or as other companies introduce new products and services, we may become subject to additional competition.
CUSTOMERS AND SUPPLIERS
During the Track Record Period, our customers include merchants and brands who purchase our online advertising and content-commerce solutions and subscribing members to our Yan Selection (鹽選) membership program and other paying users.
Our advertising revenue derived from customers that are advertising agents accounted for 83%, 77%, and 70% of our total advertising revenue in 2019, 2020, and 2021, respectively, while the rest of our total advertising revenue was booked with end-customers that are advertisers. Our content-commerce solutions revenue derived from customers that are advertising agents accounted for 100%, 100%, and 93% of our total content-commerce solutions revenue in 2019, 2020, and 2021, respectively, while the rest of our total content-commerce solutions revenue, as applicable, was booked with end-customers that are advertisers. Our top agent customer accounted for 6.6%, 5.0%, and 3.9% of our total revenues in 2019, 2020, and 2021, respectively. Our top five agent customers in aggregate accounted for 25.5%, 17.8%, and 16.1% of our total revenues in 2019, 2020, and 2021, respectively.
We seek to maintain and we believe that we have maintained a diverse industry coverage based on end-customers of our services offered to businesses and merchants. We do not believe that we have end-customer industry concentration risks.

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The following table sets forth a breakdown of total revenue from services offered to businesses and merchants by end-customer industry for the periods indicated.
	2019	2020	2021
End-Customer Industry
E-commerce platforms	11%	27%	29%
Fast-moving consumer goods	33%	23%	25%
Internet services	7%	7%	12%
Automobiles	8%	11%	8%
Local daily life services	20%	13%	8%
Games	8%	10%	7%
Others	13%	9%	11%
Total revenue from services offered to businesses and merchants	100%	100%	100%
The following table sets forth a breakdown of content-commerce solutions revenue by end-customer industry for the periods indicated.
	2019(1)	2020	2021
End-Customer Industry
E-commerce platforms	—	64%	39%
Fast-moving consumer goods	—	5%	21%
Education services	—	13%	15%
Internet services	—	3%	12%
Local daily life services	—	7%	6%
Others	—	8%	7%
Total content-commerce solutions revenue	100%	100%	100%

Note:
(1)
The end-customer industry breakdown of content-commerce solutions revenue in 2019 is not calculated as the revenue contribution of content-commerce solutions was insignificant in 2019.

We do not believe that we have customer concentration risks. Our top five customers in aggregate accounted for 26.3%, 24.3%, and 23.3% of our total revenue for the years ended December 31, 2019, 2020, and 2021, respectively. Our top customer accounted for 6.6%, 6.7%, and 7.8% of our total revenue for the years ended December 31, 2019, 2020, and 2021, respectively.
During the Track Record Period and up to the Latest Practicable Date, none of our Directors, their respective associates, or any shareholders of our Company (who or which to the knowledge of the Directors owned over 5% of our Company’s issued share capital) had any interest in any of our five largest customers.
During the Track Record Period, our suppliers primarily include content providers such as professional or experienced content creators and content licensors, payment service providers, landlord, and professional service providers.
Purchases from our top five suppliers in aggregate accounted for 25.9%, 20.8%, and 14.3% of our total purchase amount, which consists of cost of revenues, total operating expenses, and purchase of property and equipment, for the years ended December 31, 2019, 2020, and 2021, respectively. Our top supplier accounted for 8.9%, 6.5%, and 3.8% of our total purchase amount for the years ended December 31, 2019, 2020, and 2021, respectively.
During the Track Record Period and up to the Latest Practicable Date, none of our Directors, their respective associates, or any shareholders of our Company (who or which to the knowledge of the Directors

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owned more than 5% of the Company’s issued share capital) had any interest in any of our top five suppliers, except that a Tencent affiliate is one of the cloud and bandwidth service providers.
Due to the nature of our business, we have overlapping customers and suppliers. In 2019, two of our top five customers were also our suppliers and one of our top five suppliers was also our customer. In 2020, three of our top five customers were also our suppliers and two of our top five suppliers were also our customers. In 2021, three of our top five customers were also our suppliers and three of our top five suppliers were also our customers. During the Track Record Period, the aggregate revenue from these top five overlapping customers and suppliers as a percentage of our total revenue was less than 3%, and the aggregate purchase amount from these customers (suppliers) as a percentage of our total purchase amount, which consists of cost of revenues, total operating expenses, and purchase of property and equipment, was less than 1%.
EMPLOYEES
As of December 31, 2021, we had 2,649 full-time employees, all of whom were based in China, primarily at our headquarters in Beijing, China.
The following table sets forth the number of our employees by function as of December 31, 2021.
Function	Number of Employees	Percentage
Content and Content-Related Operations	687	25.9%
Research and Development	1,141	43.1%
Sales and Marketing	584	22.0%
General Administration	237	9.0%
Total	2,649	100.0%
Our success depends on our ability to attract, retain, and motivate qualified personnel. We offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives. We believe that we maintain a good working relationship with our employees, and we did not experience any material labor disputes or work stoppages or any difficulty in recruiting staff for our operations during the Track Record Period.
We primarily recruit our employees through on-campus job fairs, industry referrals, online channels, and recruitment agencies. In addition to on-the-job training, we have adopted a training system, pursuant to which management, technology, regulatory, and other trainings are regularly provided to our employees by internally sourced speakers or externally hired consultants.
As required by PRC laws and regulations in respect of our PRC employment, we participate in housing fund and various employee social insurance plans that are organized by applicable competent authorities, including housing, pension, medical, work-related injury, maternity, and unemployment insurance, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance coverage for our employees. Bonuses are generally discretionary andbased in part on the overall performance of our business and in part on employee performance. We have adopted a plan to grant share-based incentive awards to our eligible employees to incentivize their contributions to our growth and development.
We enter into standard confidentiality and employment agreements with our employees. The contracts with our key personnel typically include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and typically for one year after the termination of his or her employment, provided that we pay a certain amount of compensation during the restriction period.
INSURANCE
In line with general market practice, we do not maintain any property insurance or business interruption insurance or key man life insurance. We believe that our insurance coverage is sufficient for its present purposes

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and is consistent with the insurance coverage of other online content communities in China. We periodically review our insurance coverage to ensure that it remains to be sufficient. During the Track Record Period, we did not make any material insurance claims relating to our business. For a discussion of risks relating to our insurance coverage, see “Risk Factors — Risks Relating to Our Business and Industry — Our insurance coverage may not be adequate, which could expose us to costs and business disruption.”
FACILITIES AND PROPERTIES
Our principal place of business is located in Beijing, China. As of the Latest Practicable Date, we lease 24 properties in Beijing, Shanghai, Guangzhou, Nanjing, Chengdu, Dalian, and Chongqing in China with an aggregate gross floor area of over 25,000 square meters. These leases vary in duration from approximately 12 to 48.5 months.
Our leased properties in China serve as our offices and data centers. These properties are used for non-property activities as defined under Rule 5.01(2) of the Listing Rules and are principally used as office premises for our business operations. We believe that there is sufficient supply of properties in China, and thus we do not rely on existing leases for our business operations.
As of the Latest Practicable Date, landlords of 7 of our 24 leased properties in China have not provided us with valid title certificates or relevant authorization documents evidencing their rights to lease the properties to us. Consequently, if any of these leases is terminated as a result of challenges by third parties, we may not be able to continue to use such properties. We believe that alternative premises are available at reasonable market rates if we were forced to relocate our premises which lack valid title certificates.
Pursuant to the applicable PRC laws and regulations, property lease contracts must be registered with the relevant local branches of the PRC Ministry of Housing and Urban Development. As of the Latest Practicable Date, we had not completed lease registration of the properties we leased in China, primarily due to the difficulty of procuring the relevant landlords’ cooperation to register such leases. The registration of such leases will require cooperation of our landlords. Our PRC Legal Advisor has advised us that the lack of registration for the lease contracts will not affect the validity of such lease contracts under PRC law, and has also advised us that a maximum penalty of RMB10,000 may be imposed for each incident of noncompliance of lease registration requirements.
ENVIRONMENTAL, SOCIAL, AND GOVERNANCE
We are dedicated to corporate social responsibilities, environmental awareness, and long-term sustainable development. Being a socially responsible company is an integral part of our business and has been our core value since our inception. We have taken various initiatives and practices to promote our value.
Our Commitment to Social Responsibilities
We believe that our continued growth rests on integrating social values into our business and serving the community at large in China. Leveraging our rich content offerings and engaging content creators, our content operation team launches thematic discussions from time to time to promote values such as diversity, equal education, and philanthropism. For example, in late 2021 we promoted a Q&A-based thematic discussion on questions collected from children living outside the cities to arouse public interest in rural education, receiving over 3,500 answers from over 3,500 content creators which collectively rendered over 2.3 million page views. In July 2021, certain areas in Henan Province, China were hit by a heavy rainfall and experienced widespread flooding. We facilitated discussion in the Zhihu community on disaster updates and relief measures, generating over 160 questions and over 26,000 answers across various topics relevant to the flooding incident with approximately 150 million page views.
We remain committed to taking sustainable corporate responsibility initiatives and making our contributions to the society, in particular those in need, in China.

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Our Initiatives to Support the COVID-19 Campaign
We believe that it is our responsibility to stand out in difficult times and our commitment to the society is embodied in our initiatives during the nationwide efforts in containing the COVID-19 pandemic. During the outbreak of the COVID-19 pandemic across China in 2020, we actively upgraded our telecommuting system and monitored our employees’ health on a daily basis. In addition, we took a series of measures to promote reliable information in our community for combating the pandemic. For example, we have a dedicated thematic page to provide live updates of the new COVID-19 cases, geographic information, and useful information and links for protective measures such as medical treatment, vaccination, and nucleic acid tests, with over 70,000 questions, over 1 million answers, and over 40,000 articles, which collectively received over 3.8 billion page views. We also launched a “rumor buster” page to crush prevalent, unsubstantiated rumors regarding the COVID-19 pandemic with evidence, scientific analysis, and expert opinions.
As an online content community, we also proactively engaged our users and content creators in meaningful and informational discussions regarding the COVID-19 pandemic. We have also promoted content creation and engagements on the relevant topics through our content operations, cooperated with qualified and reputable medical information platforms for online consultation and diagnosis, and encouraged content creators with expertise in the relevant areas to contribute to the public discussions. COVID-19-related topics have been among the most active and engaging topics in our community.
Environmental Matters
We do not operate any production facility or engage in any activity that discharges industrial waste, produces a large quantity of pollutants, or significantly emits greenhouse gases, we are committed to carbon mitigation measures and energy efficiency, and our exposure to climate-related risks is limited. We are, however, dedicated to environmental awareness and energy efficiency. We encourage our employees to be mindful of the environment when consuming office supplies and travelling. As an online content community, we host and encourage online discussions and introduce audio books, which contributes to a green, paperless society. In addition, leveraging the depth of the content relating to environmental matters in the Zhihu community, environmental enthusiasts are well-equipped to create content in our community and engage in meaningful discussions on environmental matters, which raises environmental protection awareness of all of our users. Our business is generally subject to relevant PRC environmental laws and regulations, and we had not been subject to any fines or other penalties due to non-compliance with environmental regulations during the Track Record Period and up to the Latest Practicable Date.
Health, Work Safety, and Social Matters
We are not subject to significant health, work safety, or social risks. To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary and after consultation with our legal advisor, adjust our human resources policies to accommodate material changes to relevant labor and safety laws and regulations. During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any material fines or other penalties due to non-compliance with health, work safety, or social regulations.
LEGAL PROCEEDINGS AND COMPLIANCE
We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings and we were not involved in any material legal proceedings and litigations during the Track Record Period and up to the Latest Practicable Date. Litigation or any other legal or administrative proceeding, regardless of the outcome, could result in substantial costs and diversion of our resources, including our management’s time and attention.
During the Track Record Period and up to the Latest Practicable Date, we had not been and were not involved in any material noncompliance incidents that have led to fines, enforcement actions, or other penalties

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that could, individually or in the aggregate, have a material adverse effect on our business, financial condition, and results of operations.
For potential impact of legal or administrative proceedings on us, see “Risk Factors — Risks Relating to Our Business and Industry — We may be subject to regulatory actions or legal proceedings in the ordinary course of our business. If the outcomes of these regulatory actions or legal proceedings are adverse to us, it could materially and adversely affect our business, financial condition, and results of operations.”
RISK MANAGEMENT AND INTERNAL CONTROL
We have adopted and implemented comprehensive risk management policies in various aspects of our business operations such as financial reporting, information system, internal control, human resources, and investment management.
Financial Reporting Risk Management
We have in place a set of accounting policies in connection with our financial reporting risk management, such as financial report management policies, treasury management policies, and reimbursement management policies. We have various procedures in place to implement accounting policies, and our financial department reviews our management accounts based on such procedures.
Information System Risk Management
We have implemented relevant internal procedures and controls to ensure that user data is protected and that leakage and loss of such data is avoided. During the Track Record Period and up to the Latest Practicable Date, we did not experience any material information leakage or loss of user data. We provide regular trainings to our information technology team and discuss any issues or necessary updates.
Human Resources Risk Management
We provide regular and specialized training tailored to the needs of our employees in different departments. Through these trainings, we ensure that our staff’s skill sets remain up-to-date and enable them to discover and meet our customers’ needs. We have in place an employee handbook approved by our management and distributed to all our employees, which contains internal rules and guidelines regarding best commercial practice, work ethics, fraud prevention mechanism, negligence, and corruption.
We have in place an anti-bribery and anti-corruption policy to safeguard against any corruption within our Company. The policy explains potential bribery and corruption conducts and our anti-bribery and anti-corruption measures. Improper payments prohibited by the policy include bribes, kickbacks, excessive gifts or facilitation payment, or any other payment made or offered to obtain an undue business advantage. We keep accurate books and records that reflect the substance of transactions and asset dispositions in reasonable detail. We specifically require that the employees submit all reimbursement requests related to entertainment related fee or gifts presented to third parties on behalf of the company in accordance with our expense expenditure policy, and specifically record the reason for the expenditure. Any entertainment expenses exceeding certain amount per person and any expenses incurred for entertainment not related to business meetings must be approved in advance by our compliance officer. Misleading or incomplete entries in our books and records are not acceptable. Payment made in violation of the expense approval process, cash management system, or reimbursement system is strictly prohibited. Our compliance department is responsible for investigating the reported incidents and taking appropriate measures as necessary. We conduct background check procedures before hiring any third party and ensure that the hiring procedure is implemented fully in accordance with the anti-bribery and anti-corruption policies. We also have regular trainings for employees regarding anti-bribery and anti-corruption policies to facilitate better implementation.
Audit Committee Experience and Qualification and Board Oversight
We have established an audit committee to monitor the implementation of our risk management policies across our Company on an ongoing basis to ensure that our internal control system is effective in identifying,

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managing, and mitigating risks involved in our business operations. The audit committee consists of three members, namely Hanhui Sam Sun, Hope Ni, and Derek Chen. Hanhui Sam Sun, Hope Ni, and Derek Chen are independent non-executive Directors. Hanhui Sam Sun is the chairman of the audit committee. For the professional qualifications and experiences of the members of our audit committee, see “Directors and Senior Management — Directors.”
We also maintain an internal audit department that is responsible for reviewing the effectiveness of internal controls and reporting to the audit committee on any issues identified. Our internal audit department members hold regular meetings to discuss any internal control issues that we face and the corresponding measures to implement toward resolving such issues. The internal audit department reports to the audit committee to ensure that any major issues identified thus are channeled to the committee on a timely basis. The audit committee then discusses the issues and reports to the board of directors if necessary.
Internal Control Risk Management
Our Directors are responsible for formulating and overseeing the implementation of our internal control measures and the effectiveness of our quality management system.
We have engaged an internal control consultant to review the effectiveness of our internal controls associated with our business processes, identify deficiencies and improvement opportunities, provide recommendations on remedial actions, and review the implementation status of these remedial actions. The internal control review covered areas such as entity level controls, revenue and receivables, inventory management, procurement to pay, fixed assets management, treasury management, human resources, financial reporting, tax management, information technology, intellectual property management, research and development expense management, and insurance.
Prior to our listing on the New York Stock Exchange in March 2021, we had been a private company with insufficient accounting personnel and other resources with which to address our internal control. Our management has not completed an assessment of the effectiveness of our internal control and procedures over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting as of and for the year ended December 31, 2020. In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2020. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
The material weakness identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate understanding and knowledge of U.S. GAAP to handle complex accounting issues and to establish and implement key controls over period end closing and financial reporting to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.
We have implemented a number of measures to address the material weakness, including: (i) we have hired additional accounting staff with adequate experience and knowledge with U.S. GAAP and SEC reporting requirements to address complex U.S. GAAP technical accounting issues, strengthen the financial reporting function, and set up an internal control framework to prepare and review the financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements; (ii) we have implemented regular U.S. GAAP and SEC financial reporting training programs for the accounting and financial personnel to equip them with sufficient knowledge and practical experience of preparing financial statements under U.S. GAAP and SEC reporting requirements; and (iii) we have developed and implement a comprehensive set of period-end financial reporting policies and procedures, especially for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements.

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Although the aforementioned remediation measures were implemented, these measures will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the previously identified material weakness still existed as of December 31, 2021.
In anticipation of the Listing, we have engaged an internal control consultant to conduct the internal control review and a follow-up review of the effectiveness of our internal controls associated with our business processes from August 2020 to August 2021. The internal control review and the follow-up review performed by the internal control consultant constituted a Long Form Report engagement pursuant to the relevant technical bullets in AATB1 issued by the Hong Kong Institute of Certified Public Accountants, or AATB1. The selected areas of the internal control review included entity-level controls, which covered the controls relating to the financial reporting competencies, and business process controls, which covered the financial reporting process. As a result of the internal control review, we identified certain areas that require improvements. We have subsequently taken remedial measures in response to the findings identified and recommendations provided by our internal control consultant. The internal control consultant also performed a follow-up review on our system of internal controls in December 2021, with regard to the remedial actions taken by us to address the findings of the internal control review. Having completed these follow-up procedures, the internal control consultant did not identify any material deficiencies in our internal control system. The internal control consultant did not have any further recommendations in respect of the internal control review.
As of the Latest Practicable Date, there were no material outstanding issues relating to our internal control. Based on the remediation actions performed by the Directors, our Directors are of the view that the enhanced internal control measures over financial reporting are adequate and effective under AATB1, and nothing has come to the Joint Sponsors’ attention that would cause them to disagree with the Directors’ view.
To identify and remove the inappropriate or illegal content and advertisements that may be posted in our community, we have also taken internal control measures, including a community management team dedicated to identifying such content and advertisements and preventing them from being uploaded and AI-powered proprietary systems such as content filtering system and monitoring and anti-spamming systems. Our algorithm-driven system leverages our years of experience in content operations and insights on users and content to identify inappropriate or illegal content based on various factors, including unfriendly or biased expression or irregular user activities implied through key words, underlying meanings, and context. Such identified content may be automatically deleted, blocked for viewing, or sent to our community management team for further review. Users that constantly post inappropriate or illegal content and advertisements may be banned to post any content on Zhihu for up to 15 days or, in severe circumstances, may have their accounts completely blocked. Users may report any inappropriate or illegal content and advertisements found on Zhihu through our mobile app. We have a dedicated community management team that reviews and handles such complaints. In addition, where advertisers are required to obtain government approvals for specific types of advertisements prior to delivering such advertisements on the internet, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals, and veterinary pharmaceuticals, we take steps to check or verify that the advertisers have fulfilled the requisite government requirements. However, we cannot assure you that such internal control measures will identify and remove all illegal or inappropriate content and advertisements in our community. See “Risk Factors — Risks Relating to Our Business and Industry — If content in our online community is found to be objectionable or in violation of any PRC laws or regulations, we may be subject to administrative actions or negative publicity” and “Risk Factors — Risks Relating to Our Business and Industry — Advertisements displayed in the Zhihu community may subject us to penalties and other administrative actions.” We and our PRC Legal Advisor are of the view that the Company had complied in all material aspects with applicable PRC laws and regulations governing the Zhihu content and applicable advertising-related laws and regulations during the Track Record Period. We have implemented strict policies to comply with applicable laws, including advertising-related laws, among other things, in regard to our online advertising and content-commerce solutions. To the extent any content is categorized as an advertisement either pursuant to applicable laws or regulations or relevant governmental interpretations or guidance, it will be identified so.

BUSINESS

LICENSES AND PERMITS
Our PRC Legal Advisor has advised that as of the Latest Practicable Date, we had obtained all requisite licenses, permits, approvals, filings, registrations, and certificates from or with the relevant government authorities that are material for our business operations. Our PRC Legal Advisor is of the view that we had complied with all relevant applicable PRC Laws relating to the required permits and licenses to our online business in all material respects during the Track Record Period. For example, we hold, among other things, Value-Added Telecommunication Business Operation License (增值電信業務經營許可證), Internet Cultural Business License (網絡文化經營許可證), Radio and Television Program Production and Operation License (廣播電視節目製作經營許可證), Publication Operation License (出版物經營許可證), Internet Medicine Information Service Qualification (互聯網藥品信息服務資格證書), and Food Operation License (食品經營許可證) (for our private label products, such as the Zhiwu (知物) strip bag coffee).
Our PRC Legal Advisor has advised us that to their best knowledge such licenses and permits remain in full effect and had not been revoked or canceled as of the Latest Practicable Date. Our PRC Legal Advisor also has advised us that, to their best knowledge, there is no legal impediment to renew such licenses and permits, as long as we comply with the relevant legal requirements and provided that we take all necessary steps and submit the relevant applications in accordance with the requirements and schedule prescribed by the applicable PRC laws and regulations.
According to the Administrative Regulations on Internet Audio-Visual Program Service (《互聯網視聽節目服務管理規定》), internet audio-visual program service refers to activities of making, editing, and integrating audio-visual programs, providing them to the general public via internet, and providing such services to other people by uploading. An internet audio-visual program service provider shall obtain the Audio-Visual Permit. We provide internet audio- visual program services through our Zhihu platforms, which are operated by Zhizhe Tianxia. Zhizhe Tianxia does not hold the Audio-Visual Permit, but has registered with the National Internet Audio-Visual Platforms Information Registration and Management System (全國網絡視聽平臺信息登記管理系統) instead. Our PRC Legal Advisor conducted a consultation with the NRTA, the competent regulatory authority in charge of internet audio-visual program services, Zhizhe Tianxia is able to carry on internet audio-visual program services upon registration with the National Internet Audio-Visual Platforms Information Registration and Management System.
For more information about the laws and regulations to which we are subject, see “Regulations.”

CONTRACTUAL ARRANGEMENTS

The following section sets forth updated and supplemental information in the Company’s Listing Application relating to our contractual arrangements.
PRC LAWS AND REGULATIONS RELATING TO FOREIGN OWNERSHIP RESTRICTIONS
Foreign investment activities in the PRC are mainly governed by the Special Administrative Measures (Negative List) for Foreign Investment Access (the “Negative List”) and the Catalogue of Industries for Encouraging Foreign Investment (the “Encouraging Catalogue”), which were promulgated and are amended from time to time jointly by the Ministry of Commerce and the NDRC. The Negative List and the Encouraging Catalogue divide industries into three categories in terms of foreign investment, namely, “encouraged,” “restricted” and “prohibited.” Industries not listed under the Negative List and the Encouraging Catalogue are generally deemed as falling into a fourth category “permitted.” The currently effective Negative List is the 2021 Negative List, which became effective on January 1, 2022.
As advised by our PRC Legal Advisor, we carry out certain businesses/operations that are subject to foreign investment restriction or prohibition in accordance with the 2021 Negative List and other applicable PRC laws as set out below (the “Relevant Businesses”). The types of businesses carried out by each of our Consolidated Affiliated Entities and the relevant foreign investment requirements are summarised below.
Consolidated Affiliated Entities	Business activities and relevant foreign investment requirements
Zhizhe Tianxia	Operation of our Zhihu online platforms

Zhizhe Tianxia operates our Zhihu website and the Zhihu App, through which we provide contents or information in various forms and features such as Q&As, articles, videos and live streaming. We also offer paid membership programs, advertising services, content- commerce solutions and e-commerce services through our Zhihu platforms. The relevant foreign investment requirements are as set out below.

(i)Value-added telecommunication services

The provision of contents and information through our Zhihu online platforms described above constitutes commercial internet information services, hence constituting value-added telecommunication business under the applicable PRC laws and requiring an ICP License. Zhizhe Tianxia holds an ICP License.

According to the 2021 Negative List, provision of value-added telecommunication services, which include commercial internet information services pursuant to the PRC Telecommunications Regulations (《中華人民共和國電信條例》, is a “restricted” business and the shareholding percentage of foreign investors in companies engaged in such services shall not exceed 50%.

According to our verbal consultation with the MIIT in November 2021 (the “MIIT Consultation”), an applicant with foreign investment will not be granted an ICP License if it also engages in foreign-prohibited businesses such as radio and television program production and operation or internet audio-visual program services in addition to value-added telecommunication businesses. The provision of certain contents and information through the Zhihu online platforms also constitutes “prohibited” business under the applicable PRC laws and regulations for which foreign investment is not permitted as detailed below.

CONTRACTUAL ARRANGEMENTS

Consolidated Affiliated Entities	Business activities and relevant foreign investment requirements

The MIIT Consultation was conducted with a competent officer of the information and communication administration department (信息通信管理局) of the MIIT on a named basis. As the information and communication administration department of the MIIT is responsible for, among others, the supervision of information communication services, the management of internet (including mobile internet) industry, and telecom and internet business market access pursuant to the introduction published on the official website of MIIT, the PRC Legal Advisor is of the view that such department is competent to provide the confirmation stated above.

(ii) Provision of online pharmaceutical information service

As the content offerings on our Zhihu platforms include pharmaceuticals information, Zhizhe Tianxia is required to hold an Internet Medicine Information Service Qualification (互聯網藥品信息服務資格證書) (“Qualification Certificate”) under applicable PRC laws and regulations. Zhizhe Tianxia holds a Qualification Certificate. The Qualification Certificate held by Zhizhe Tianxia is of a non-commercial nature, which is not subject to foreign ownership restrictions. However, as the pharmaceuticals information is part of the contents displayed on our Zhihu platforms, it is inseparable from the value-added telecommunication services provided by Zhizhe Tianxia, the holder of such a Qualification Certificate is therefore subject to the same regulations relating to value-added telecommunication services, including the same foreign investment restrictions as described under part (i) above.

(iii) Radio and television program production and operation

Zhizhe Tianxia engages in the production of content in video format, which constitutes radio and television program production and operation under the applicable PRC laws and regulations. Therefore, Zhizhe Tianxia is required to hold, and has obtained, a Radio and Television Program Production and Operation License (廣播電視節目製作經營許可證).

Under the 2021 Negative List, radio and television program production is a “prohibited” business for which foreign investment is not permitted.
(iv) Operation of commercial internet culture activities

The Zhihu website and the Zhihu App display contents in various formats including videos, games, animation and so on, which constitutes operation of commercial internet culture activities under the applicable PRC laws and regulations. The operating entity of Zhihu website and the Zhihu App therefore needs to hold an Internet Cultural Business License (網絡文化經營許可證) (“ICB License”). Zhizhe Tianxia, being the operator of the Zhihu website and the Zhihu App, has obtained an ICB License.

Under the 2021 Negative List, operation of internet culture activities is a “prohibited” business for which foreign investment is not permitted.

CONTRACTUAL ARRANGEMENTS

Consolidated Affiliated Entities	Business activities and relevant foreign investment requirements
(v) Internet audio-visual program services

Zhizhe Tianxia provides video and audio content on our Zhihu online platforms, which falls within the scope of internet audio-visual programs services (互聯網視聽節目服務) under the Administrative Regulations on Internet Audio-visual Program Service (《互聯網視聽節目服務管理規定》).

According to the Administrative Regulations on Internet Audio- Visual Program Service, entities that provide internet audio-visual program services shall obtain an Audio-Visual Permit or complete a registration with relevant authority. According to the Guiding Opinions on Strengthening the Standardized Management of Network Live Broadcasting (《關於加強網絡直播規範管理工作的指導意見》), live streaming platforms that carry out internet audio-visual program services must hold the Audio-Visual Permit (or complete the registration in the national internet audio-visual platforms information registration and management system) and carry out an ICP filing. In addition, according to the Administrative Regulations on Internet Audio-Visual Program Service, applicants for the Audio- Visual Permit shall, among others, be state wholly owned or state-controlled. Therefore, Zhizhe Tianxia is not eligible to apply for an Audio-Visual Permit but has completed a registration in the National Internet Audio-Visual Platforms Information Registration and Management System (全國網絡視聽平臺信息登記管理系統).

In addition, according to the verbal consultation with the NRTA by the Company, the PRC Legal Advisor and the Legal Advisor to the Joint Sponsors as to PRC law in November 2021 (the “NRTA Consultation”), upon registration with the National Internet Audio- Visual Platforms Information Registration and Management System, Zhizhe Tianxia is under the supervision of the NRTA and NRTA’s local counterparts and therefore can continue to provide internet audio-visual program services without obtaining an Audio-Visual Permit; the NRTA and/or its local counterparts will not penalize Zhizhe Tianxia in relation to its lack of such Audio-Visual Permit. Further, it was confirmed during the NRTA Consultation that since the release of the Administrative Regulations on Internet Audio- Visual Program Service in 2007, it is not possible for non-state owned or controlled enterprise, except for enterprises operating lawfully prior to such release, to apply for the Audio-Visual Permit, and the NRTA therefore requests relevant enterprises to complete registration in the national internet audio-visual platforms information registration and management system in order to continue to provide internet audio-visual program services.

The NRTA Consultation was conducted with a competent officer of the internet audio-visual program management department (網絡視聽節目管理司) of the NRTA on a named basis. As the internet audio-visual program management department of the NRTA, among others, supervises the development and publicity of internet audio- visual program services, guides the construction of the supervision system of internet audio-visual programs, and organizes to investigate and deal with illegal internet audio-visual program services pursuant to the introduction published on the official website of NRTA, the PRC Legal Advisor is of the view that such department is competent to provide the confirmation stated above.

CONTRACTUAL ARRANGEMENTS

Consolidated Affiliated Entities	Business activities and relevant foreign investment requirements

Based on the above regulatory provisions and the NRTA Consultation, our PRC Legal Advisor is of the view that Zhizhe Tianxia is permitted to provide internet audio-visual programs services based on its registration in the National Internet Audio- Visual Platforms Information Registration and Management System and without obtaining an Audio-Visual Permit. On the basis set out above as well as discussed with our PRC Legal Advisor, nothing has come to the Joint Sponsors’ attention that would reasonably cause them to disagree with the abovementioned view of the PRC Legal Advisor.

According to the 2021 Negative List, foreign investors are prohibited from holding equity interests in any enterprise engaging in internet audio-visual program services.
(vi) Publication operation

Zhizhe Tianxia engages in distribution of electronic publications through our Zhihu platforms as an integral part of our content offerings, which falls within publication distribution business subject to the Regulations on the Administration of the Publication Market (《出版物市場管理規定》) (the “Publication Regulations”) effective on June 1, 2016. Zhizhe Tianxia is therefore required to, and has obtained, a Publication Operation License (出版物經營許可證) under the Publication Regulations.

According to the Publication Regulations, foreign-invested enterprises are permitted to engage in publication distribution business in the PRC.

Since the distribution of the electronic publications is an inherent part of our content offerings and must be conducted through our Zhihu platforms, it is an inseparable part of the business carried out by Zhizhe Tianxia which is subject to foreign investment prohibitions and restrictions as described above.

Beijing Leimeng Shengtong Cultural Development Co., Ltd. (“Leimeng Shengtong”)	Operation of other online platforms

Leimeng Shengtong is expected to operate a new App that we are currently developing (“New App”) after it is launched. The App will be a user driven, primarily video-based community App. The relevant foreign investment requirements are as set out below.

(i) Value-added telecommunication services

The provision of contents and information through the New App is expected to constitute value-added telecommunication business through Leimeng Shengtong and it has obtained an ICP License. As described above, value-added telecommunication business is a “restricted” business and the shareholding percentage of foreign investors in companies engaged in such services shall not exceed 50%.

According to the MIIT Consultation, an applicant with foreign investment will not be granted an ICP License if it also engages in foreign-prohibited businesses such as radio and television program production and operation or internet audio-visual program services in addition to value-added telecommunication businesses. We expect Leimeng Shengtong’s operation of

CONTRACTUAL ARRANGEMENTS

Consolidated Affiliated Entities	Business activities and relevant foreign investment requirements websites and Apps would also constitute “prohibited” business under the applicable PRC laws and regulations as described below.
(ii) Radio and television program production and operation

Since the New App is mainly video-based, Leimeng Shengtong is expected to engage in online content production including in video format, which constitutes radio and television program production and operation under the applicable PRC laws and regulations and is a “prohibited” business for which foreign investment is not permitted. Leimeng Shentong has already obtained a Radio and Television Program Production and Operation License.

(iii) Operation of commercial internet culture activities

Since the New App would display contents which might constitute operation of commercial internet culture activities, it would require an ICB License. As described above, operation of internet culture activities is a “prohibited” business for which foreign investment is not permitted. Leimeng Shentong holds an ICB License.

(iv) Internet audio-visual program services

Since the New App would display video contents, it would constitute internet audio-visual programs services under the applicable regulations, which is a “prohibited” business for which foreign investment is not permitted. Leimeng Shengtong holds an Audio-Visual Permit.

Tianjin Zhizhe Wanjuan Culture Co., Ltd. (“Tianjin Zhizhe”)	Publication business

As part of our ordinary business, we publish books leveraging on the contents generated on our Zhihu platforms. We also carry out publication related businesses such as publication distribution and sales. We conduct our publication business and publication related businesses primarily through Tianjin Zhizhe. The relevant foreign investment requirements are as set out below.

(i) Publication

To conduct businesses of publishing books, newspapers, periodicals, audio-visual products or electronic publications, or nternet publishing services, a license for such online or offline business (“Publication License”) is required under the applicable PRC laws and regulations.

Tianjin Zhizhe currently engages in publication business in partnerships with third-party enterprises that hold a Publication License by entrusting such party to publish publication materials. As the relevant PRC laws and regulations do not prohibit Tianjin Zhizhe from cooperating with independent third-party Publication License holders to carry out publication business, the PRC Legal Advisor is of the view that the Tianjin Zhizhe has complied with the relevant PRC laws and regulations in all material aspects by engaging in partnerships with other enterprises holding a Publication License. The Directors do not consider such cooperation to constitute material reliance on

CONTRACTUAL ARRANGEMENTS

Consolidated Affiliated Entities	Business activities and relevant foreign investment requirements the other enterprises as such cooperation is not exclusive, and Tianjin Zhizhe may, subject to the terms and conditions therein, change its cooperative party as appropriate and necessary. On the basis set out above as well as discussed with the Company and its PRC Legal Advisor, nothing has come to the Joint Sponsors’ attention that would reasonably cause them to disagree with the abovementioned views of the Directors and the PRC Legal Advisor.

Tianjin Zhizhe is in the process of applying for a Publication License and expects to carry out the publication business on its own after receiving the license. We have undertaken to the Stock Exchange that Tianjin Zhizhe will not operate any new business that is not subject to any foreign investment restrictions or prohibitions until it has obtained the Publication License or any other required license to operate such business.

The revenue from the publication business of Tianjin Zhizhe contributed approximately 0.04%, 0.38% and 0.21% of the total revenue of our Group for the years ended December 31, 2019, 2020 and 2021, respectively.

According to the 2021 Negative List, foreign investors are prohibited from holding equity interests in businesses of editing, publishing and production of books, newspapers, periodicals, audio-visual products and electronic publications, or internet publishing services.

As we intend to continue to carry out publication business and continue to apply for a Publication License, it is impractical for us to reorganize Tianjin Zhizhe to be a foreign-invested entity as foreign- invested entities are not eligible to apply for the Publication License.

(ii) Publication operation

Tianjin Zhizhe also distributes publications, which constitutes publication distribution business and requires a Publication Operation License (出版物經營許可證) under the Publication Regulations. Tianjin Zhizhe holds a Publication Operation License.

According to the Publication Regulations, foreign-invested enterprises are permitted to engage in publication distribution business in the PRC.

However, the publication distribution business of Tianjin Zhizhe is inseparable from its publication business as Tianjin Zhizhe’s experience in running publication distribution business contributes to its credentials in procuring the Publication License. Further, since the Company organizes its business contracts relating to the publication business primarily under Tianjin Zhizhe, it is operationally natural and efficient to use the same entity to distribute the publications Tianjin Zhizhe publishes.

CONTRACTUAL ARRANGEMENTS

Consolidated Affiliated Entities	Business activities and relevant foreign investment requirements
Shanghai Pinzhi Education Technology Co., Ltd. (“Shanghai Pinzhi”)	Online professional exam preparation classes
Shanghai Pinzhi provides online classes relating to professional exam preparation through its relevant website and App.
(i) Value-added telecommunication services

Shanghai Pinzhi’s online class offerings constitute commercial internet information services, hence constituting value-added telecommunication business under the applicable PRC laws and requiring an ICP License. Shanghai Pinzhi holds an ICP License.

As described above, value-added telecommunication business is a “restricted” business and the shareholding percentage of foreign investors in companies engaged in such services shall not exceed 50%.

According to the MIIT Consultation, an applicant with foreign investment will not be granted an ICP License if it also engages in foreign-prohibited businesses in addition to value-added telecommunication businesses. Shanghai Pinzhi’s business also constitutes “prohibited” business under the applicable PRC laws and regulations for which foreign investment is not permitted as detailed below.

(ii) Radio and television program production and operation

The production of online classes constitutes radio and television program production and operation under the applicable PRC laws and regulations. Therefore, Shanghai Pinzhi is required to hold, and has obtained, a Radio and Television Program Production and Operation License.

As described above, radio and television program production is a “prohibited” business for which foreign investment is not permitted.
Shanghai Yinlang Information Technology Co., Ltd. (“Shanghai Yinlang”)	Online language exam preparation classes
Shanghai Yinlang provides online classes relating to language exam preparation through its relevant website and App.
(i) Value-added telecommunication services

Shanghai Yinlang’s online class offerings constitute commercial internet information services, hence constituting value-added telecommunication business under the applicable PRC laws and requiring an ICP License. Shanghai Yinlang holds an ICP License.

As described above, value-added telecommunication business is a “restricted” business and the shareholding percentage of foreign investors in companies engaged in such services shall not exceed 50%.
According to the MIIT Consultation, an applicant with foreign investment will not be granted an ICP License if it also engages in foreign-prohibited

CONTRACTUAL ARRANGEMENTS

Consolidated Affiliated Entities	Business activities and relevant foreign investment requirements businesses in addition to value-added telecommunication businesses. Shanghai Yinlang’s business also constitutes “prohibited” business under the applicable PRC laws and regulations for which foreign investment is not permitted as detailed below.

(ii) Radio and television program production and operation

The production of online classes constitutes radio and television program production and operation under the applicable PRC laws and regulations. As described above, radio and television program production is a “prohibited” business for which foreign investment is not permitted.

Shanghai Yinlang currently carries out such business in partnership with Shanghai Pinzhi, which holds a Radio and Television Program Production and Operation License, by entrusting such party to produce radio and television programs. As the relevant PRC laws and regulations do not prohibit Shanghai Yinlang from cooperating with a third-party Radio and Television Program Production and Operation License holder to carry out radio and television program production business, the PRC Legal Advisor is of the view that Shanghai Yinlang has complied with the relevant PRC laws and regulations in all material aspects by engaging in such business in partnerships with other enterprises holding a Radio and Television Program Production and Operation License. The Directors do not consider such cooperation to constitute material reliance on the other enterprises as such cooperation is not exclusive, and Shanghai Yinlang may, subject to the terms and conditions therein, change its cooperative party as appropriate and necessary.

Shanghai Yinlang is in the process of applying for a Radio and Television Program Production and Operation License and expects to carry out the said business on its own after receiving the license. We have undertaken to the Stock Exchange that Shanghai Yinlang will not operate any new business that is not subject to any foreign investment restrictions or prohibitions until it has obtained the Radio and Television Program Production and Operation License or any other required license to operate such business. The revenue ratio calculated with reference to the revenue from Shanghai Yinlang and the revenue of the Group for the year ended December 31, 2021 was lower than 0.1%.

Biban Entities
Shanghai Yinzhen Information Technology Co., Ltd., Shanghai Yinzi Information Technology Co., Ltd., Shanghai Yincheng Information Technology Co., Ltd., Shanghai Yinlu Information Technology Co., Ltd., Shanghai Yinjia Information Technology Co., Ltd., Shanghai Yinxi Information Technology Co., Ltd., Shanghai Yinqian Information Technology Co., Ltd. and Shanghai Yinhao Information Technology Co., Ltd. provide language exam preparation and related services; Shanghai Pa Ya Information Technology Co., Ltd. promotes company products; and Chongqing Paya Education Technology Co., Ltd. engages in publication distribution business (the aforesaid entities, collectively, the “Biban Entities”). The revenue ratio calculated with reference to the revenue from the Biban Entities and the revenue of the Group for the year ended December 31, 2021 was lower than 1.5%. The majority of the revenue of the Biban Entities arose

CONTRACTUAL ARRANGEMENTS

Consolidated Affiliated Entities	Business activities and relevant foreign investment requirements from the provision of language exam preparation and related services; they did not generate material income from promoting company products or publication distribution.

The businesses engaged by the Biban Entities are not subject to any foreign investment prohibition or restrictions under the 2021 Negative List. We are currently in the process of reorganizing the Biban Entities so that they will be held by Shanghai Paya Information Technology Co., Ltd. (“Shanghai Paya”) and will no longer be subject to the Contractual Arrangements. The Reorganization involves the following main steps: Reorganization will first take place within the Biban Entities so that one of the Biban Entities (the “Biban Parentco”) will become the holding entity of the other Biban Entities, holding 100% of each of their share capital; a foreign investor will subscribe shares in the Biban Parentco, thereby converting the Biban Parentco to a sino-foreign joint venture; then Shanghai Biban and the foreign investor will transfer all of their shares in the Biban Parentco to Shanghai Paya. The Reorganization requires preparing and submitting filings to local counterparts of SAMR, SAFE and the Ministry of Commerce of the PRC in the places of incorporation of the relevant Biban Entities which will require substantial amount of time (up to six months) and work to complete. We have undertaken to the Stock Exchange to complete the said reorganization within four months following the Listing and that we will not conduct or acquire or hold any new business through the Biban Entities that is not subject to any foreign investment restrictions or prohibitions until such reorganization is completed.

Entities for investment holding
Jingzhun Huinong (Beijing) Internet Technology Co., Ltd., Nanjing Zhizhe Tianxia Information Technology Co., Ltd., Nanjing Zhizhu Technology Co., Ltd., Nanjing Zhihao Technology Co., Ltd., Nanjing Zhixin Technology Co., Ltd., and Shanghai Biban Network Technology Co., Ltd. (“Shanghai Biban”) are companies that exist in our Group for the purpose of investment holding; they are for us to better organise our corporate structure and provide flexibility for future acquisitions and/or disposals.

These entities do not conduct any business operations themselves and are not expected to have commenced any business operations by the time of the Listing. The Company has undertaken to the Stock Exchange that it will not conduct or acquire or hold any businesses that are not subject to foreign investment restrictions or prohibitions through these entities or, to the extent that it does, it will directly hold the maximum percentage of ownership interests in the entities that carry out such business permissible under relevant PRC laws and regulations in respect of such business and will transfer such entities outside of the VIE structure prior to engaging in any unrestricted businesses to ensure the VIE is narrowly tailored.

CONTRACTUAL ARRANGEMENTS

Qualification Requirements under the FITE Regulations
On December 11, 2001, the State Council promulgated the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (《外商投資電信企業管理規定》) (the “FITE Regulations”), last amended with immediate effect on February 6, 2016. According to the FITE Regulations, foreign investors are not allowed to hold more than 50% of the equity interests of a company providing value-added telecommunications services, including ICP services. In addition, the FITE Regulations stipulates that the main foreign investor who invests in a value-added telecommunications business in the PRC must possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas (the “Qualification Requirements”). The MIIT issued a guidance memorandum on the application requirement for establishing foreign-invested value-added telecommunications enterprises in the PRC, pursuant to which, the applicant shall provide, among other things, proof of the Qualification Requirements. The guidance memorandum does not provide any further guidance on the proof, record or document required to support the proof satisfying the Qualification Requirements.
As advised by our PRC Legal Advisor, (i) no applicable PRC laws, regulations or rules have provided clear guidance or interpretation on the Qualification Requirements; and (ii) foreign investor’s fulfillment of the Qualification Requirements remains ultimately subject to substantive examination of the MIIT. Given that (i) foreign investment in radio and television program production and operation business, operation of commercial internet cultural activities, provision of internet audio-visual program services is prohibited under current PRC laws and regulations; and (ii) Radio and Television Program Production and Operation License, ICB License, eligibility to register in the National Internet Audio-Visual Platforms Information Registration and Management System will not be granted to any foreign invested enterprise; and (iii) as confirmed in the MIIT Consultation, an applicant with foreign investment will not be granted an ICP License if it also engages in foreign-prohibited businesses, it is not viable for our Company to hold Zhizhe Tianxia, Leimeng Shengtong, Shanghai Pinzhi and Shanghai Yinlang directly or indirectly through equity ownership.
Despite the lack of clear guidance or interpretation on the Qualification Requirements, we have been gradually building up our track record of overseas value-added telecommunications services business operation for the purposes of being qualified, as early as possible, to acquire the entire equity interests in the Consolidated Affiliated Entities that hold the license for operating value-added telecommunications services when the relevant PRC laws and regulations allow foreign investors to invest and to directly hold equity interest in value-added telecommunications services enterprises in China. We are in the process of expanding our overseas value-added telecommunications services business through our overseas subsidiaries. We have taken the following measures to meet the Qualification Requirements:
i.
our Company has, through its subsidiaries, registered and submitted for registration a number of trademarks in various overseas jurisdictions; and

ii.
we are in the process of preparing registration of further trademarks in various overseas jurisdictions.

Accordingly, subject to the discretion of the competent authority on whether we have fulfilled the Qualification Requirements, our PRC Legal Advisor is of the view that, the above steps taken by us may be considered to be reasonable and appropriate in relation to the Qualification Requirements as such steps may enable our Group to have operation experiences related to the telecommunication business in overseas markets.

CONTRACTUAL ARRANGEMENTS

OUR CONTRACTUAL ARRANGEMENTS
Overview
Our Consolidated Affiliated Entities are currently the Onshore Holdcos and their subsidiaries (if any), which were all established under the PRC laws. As described above, investment in certain areas of the industries in which we currently operate and may operate are subject to restrictions under current PRC laws and regulations. After consultation with our PRC Legal Advisor, we determined that it was not viable for our Company to hold our Consolidated Affiliated Entities directly through equity ownership. Instead, we decided that, in line with common practice in the PRC for industries subject to foreign investment restrictions, we would gain effective control over, and receive all the economic benefits generated by the businesses currently operated by our Consolidated Affiliated Entities through the Contractual Arrangements between the WFOEs, on the one hand, and our Consolidated Affiliated Entities and the Registered Shareholders, on the other hand.
In order to comply with the relevant PRC laws and regulations described above, while availing ourselves of international capital markets and maintaining effective control over all of our operations, our Company gained control over (a) Zhizhe Tianxia and its subsidiaries by entering into a series of contractual arrangements through Zhizhe Sihai with Zhizhe Tianxia and its then registered shareholders initially in July 2018. In order to comply with the requirements under the Listing Decision LD43-3, we replaced such contractual arrangements with the contractual arrangements currently in effect in December 2021; other than the changes required by the Listing Decision LD43-3, there were no material difference between the effect of the two sets of contractual arrangements; (b) Shanghai Pinzhi by entering into a series of contractual arrangements through Shanghai Zhishi Commercial Consulting Co., Ltd. (“Shanghai Zhishi”) with Shanghai Pinzhi and its Registered Shareholders in September 2021, and (c) Shanghai Biban and its subsidiaries by entering into a series of contractual arrangements through Shanghai Paya with Shanghai Biban and its Registered Shareholders in November 2021. Pursuant to the Contractual Arrangements, the WFOEs acquired effective control over the financial and operational policies of our Consolidated Affiliated Entities and have become entitled to all the economic benefits derived from their operations. We do not control our Consolidated Affiliated Entities by holding equity stake in them.
Our Directors believe that the Contractual Arrangements are fair and reasonable because: (i) the Contractual Arrangements were freely negotiated and entered into between the WFOEs and our Consolidated Affiliated Entities; (ii) by entering into exclusive service and consultation agreements with the WFOEs, being subsidiaries of our Company, our Consolidated Affiliated Entities will enjoy better economic and technical support from us, as well as a better market reputation after Listing; and (iii) a number of other companies in the same or similar industries to those in which we operate use similar arrangements to accomplish the same purpose. The Contractual Arrangements, through which we are able to exercise control over and derive the economic benefits from our Consolidated Affiliated Entities, have been narrowly tailored to achieve our business purpose and minimize the potential for conflict with relevant PRC laws and regulations to the maximum extent.
During the years ended December 31, 2019, 2020 and 2021, the revenue contribution of the Consolidated Affiliated Entities accounted for 15.3%, 27.4% and 25.9% of our total revenue, respectively. The majority of the said revenue of the Consolidated Affiliated Entities were from Zhizhe Tianzia which consisted mainly of revenue from paid membership which was distributed based on premium content offered on our Zhihu app. For clarity, the Group’s advertising revenue and content-commerce solutions revenue were primarily recorded under Zhihu Network, which is a subsidiary of the Company and not a Consolidated Affiliated Entity. Zhihu Network contracts with Zhizhe Tianxia to publish advertisements and other related contents on the Zhihu platforms. Such arrangement does not breach any PRC laws or regulations and is commonly seen in the industry as advised by CIC. The PRC Legal Advisor is of the view that the aforesaid arrangement is compliant under PRC laws and regulations. The PRC Legal Advisor conducted a consultation with Beijing Communications Administration (北京市通信管理局) and it was confirmed that an entity such as Zhihu Network is allowed to distribute contents prepared by it through a third party platform operator with a valid ICP License such as Zhizhe Tianxia.

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Contractual Arrangements
The following simplified diagram illustrates the flow of economic benefits from our Consolidated Affiliated Entities (as of the Latest Practicable Date) to our Group under the Contractual Arrangements:

Notes:
(1)
“— >“ denotes direct legal ownership.

(2)
“< — >“ denotes the contractual relationship among the WFOEs, the Onshore Holdcos and the Registered Shareholders:

(a)
provision of technical and consultation services by the WFOEs to the Onshore Holdcos pursuant to the exclusive business cooperation agreements;

(b)
the payment of service fees by the Onshore Holdcos to the WFOEs, which represents the flow of economic benefits from the Onshore Holdcos to the WFOEs, pursuant to the exclusive business cooperation agreements;

(c)
the WFOEs’ control over the Onshore Holdcos through the powers of attorney to exercise all shareholders’ rights of the Registered Shareholders in the Onshore Holdcos;

(d)
the WFOEs’ exclusive call options to acquire all or part of the equity interests in the Onshore Holdcos; and

(e)
equity pledges provided by the Registered Shareholders over the equity interests in the Onshore Holdcos in favor of the WFOEs.

(3)
The Registered Shareholders refer to the registered shareholders of the Onshore Holdcos and are as detailed below:

(a)
Zhizhe Tianxia is owned by Zhou Yuan as to 99.31% and Li Dahai as to 0.69%.

(b)
Shanghai Pinzhi is owned by Nanjing Zhizhe Tianxia Information Technology Co., Ltd. as to 55%, Sike Li as to 35% and Lingtao Zhang as to 10%. Sike Li and Lingtao Zhang were the owners of the business of Shanghai Pinzhi and sold 55% interest in Shanghai Pinzhi to us in 2021. Prior to the acquisition, Shanghai Pinzhi was an independent content provider on our Zhihu platforms; Sike Li and Lingtao Zhang are independent third parties of the Company.

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(c)
Shanghai Biban is owned by Nanjing Zhixin Technology Co., Ltd. as to 55%, Changjian Ma as to 27% and Wenjing Zhao as to 18%. Changjian Ma and Wenjing Zhao were the owners of the business of Shanghai Biban and its subsidiaries and sold 55% interest in Shanghai Biban to us in 2021. Prior to the acquisition, Shanghai Biban (including its subsidiaries) was a supplier of content on our Zhihu platforms; Changjian Ma and Wenjing Zhao are independent third parties of the Company.

(4)
Prez Limited is indirectly owned by the Company as to 55%. Its remaining equity interests are ultimately owned by Sike Li as to 33.75% and Lingtao Zhang as to 11.25%.

(5)
Yincheng Limited is indirectly owned by the Company as to 55%. Its remaining equity interests are ultimately owned by Changjian Ma as to 27% and Wenjing Zhao as to 18%.

(6)
We are currently in the process of reorganizing the Biban Entities so that they will be held by Shanghai Paya and will no longer be subject to the Contractual Arrangements. We have undertaken to the Stock Exchange to complete the said reorganization within four months following the Listing.

(7)
For simplicity, some of the Company’s wholly-owned subsidiaries are omitted from the above diagram. For details of the Company’s complete group structure, see “History, Development and Corporate Structure”.

Below are further simplified diagrams illustrating the flow of economic benefits from our Consolidated Affiliated Entities (as of the Latest Practicable Date) to our Group under the Contractual Arrangements:

Note: See Notes (1) – (3), (7) of the diagram on page 49.

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Note: See Notes (1) – (3), (4), (7) of the diagram on page 49.

Note: See Notes (1) – (3), (5), (7) of the diagram on page 49.
Circumstances under which we will unwind the Contractual Arrangements
We will unwind and terminate the Contractual Arrangements as soon as practicable to the extent permissible under the applicable PRC laws and regulations.

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We will directly hold the maximum percentage of ownership interests permissible under relevant PRC laws and regulations in respect of our provision of value-added telecommunication services, if the relevant government authority grants ICP License to sino-foreign equity joint ventures or wholly-owned foreign investment entities under relevant PRC laws and regulations.
We will directly hold the maximum percentage of ownership interests permissible under relevant PRC laws and regulations, or will unwind and terminate the Contractual Arrangements entirely should the foreign ownership restrictions or prohibitions are fully lifted, in respect of our radio and television program production and operation, operation of commercial internet culture activities and Internet audio-visual program services.
Summary of the material terms of the Contractual Arrangements
A description of each of the specific agreements that comprise the Contractual Arrangements is set out below.
Exclusive Business Cooperation Agreements
Zhizhe Tianxia entered into an exclusive business cooperation agreement with Zhizhe Sihai on December 21, 2021 (the “Exclusive Business Cooperation Agreement”), pursuant to which Zhizhe Tianxia agrees to engage Zhizhe Sihai as its exclusive provider of business support, technical and consulting services, including without limitation technical services, network support, business consultation, intellectual property licensing, equipment and leasing, market consultancy, system integration, product research and development and system maintenance, and management consulting services relating to Zhizhe Tianxia’s operations, in exchange for service fees. Under these arrangements, the service fees, subject to Zhizhe Sihai’s adjustment, are equal to all of the net profit of the Zhizhe Tianxia and its subsidiaries. Zhizhe Sihai may adjust the service fees at its sole discretion, after consideration of certain factors, including but not limited to the deduction of necessary costs, expenses, taxes and other statutory contribution in relation to the respective fiscal year, and may also include accumulated losses of Zhizhe Tianxia and its subsidiaries from previous financial periods. If Zhizhe Tianxia runs into financial deficit or suffers severe operation difficulties, Zhizhe Sihai will provide financial support to Zhizhe Tianxia.
Intellectual property rights are developed during the normal course of business of Zhizhe Tianxia and its subsidiaries. Pursuant to the Exclusive Business Cooperation Agreement, Zhizhe Sihai will have the exclusive and proprietary rights to all intellectual properties developed by Zhizhe Tianxia and its subsidiaries, in connection with performance of the Exclusive Business Cooperation Agreement.
Unless otherwise terminated early by Zhizhe Sihai, the Exclusive Business Cooperation Agreement will remain effective unless terminated in the event that (a) the entire equity interests held by the Registered Shareholders in Zhizhe Tianxia or the entire assets of Zhizhe Tianxia have been transferred to Zhizhe Sihai; (b) in accordance with the other provisions of the Exclusive Business Cooperation Agreement.
Shanghai Pinzhi entered into an exclusive technology development, consultancy and services agreement with Shanghai Zhishi on September 7, 2021 (the “Pinzhi Exclusive Business Cooperation Agreement”), pursuant to which Shanghai Pinzhi agrees to engage Shanghai Zhishi as its exclusive provider of technology development, consultancy and services in exchange for service fees. The service fees shall be equal to the total consolidated net profit of Shanghai Pinzhi, after deducting the business expenses as confirmed by both parties. Shanghai Zhishi may adjust the service fees at its sole discretion, taking into account the content of the services provided during the year and the business need of Shanghai Pinzhi. Shanghai Shishi may provide financial support to Shanghai Pinzhi to ensure Shanghai Pinzhi can meet its operational cash flow requirements and/or to support it when it suffers operational losses. Unless otherwise terminated early by mutual agreement or pursuant to provisions set forth therein, the Pinzhi Exclusive Business Cooperation Agreement shall have a term of twenty years from date of signing. The remaining principal terms of the Pinzhi Exclusive Business Cooperation Agreement are substantially similar to those under the Exclusive Business Cooperation Agreement as set out above. Shanghai Biban entered into an exclusive technology development, consultancy and services agreement with Shanghai Paya on November 9, 2021 (the “Biban Exclusive Business

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Cooperation Agreement”), the principal terms of which are substantially the same as those under the Pinzhi Exclusive Business Cooperation Agreement.
Exclusive Option Agreements
Zhizhe Tianxia and its Registered Shareholders entered into an exclusive option agreement with Zhizhe Sihai dated December 21, 2021 (the “Exclusive Option Agreement”), pursuant to which Zhizhe Sihai or its designee is granted an irrevocable and exclusive right to purchase all of the equity interest in and/or assets of Zhizhe Tianxia for a nominal price, unless the relevant government authorities or the PRC laws request that another amount be used as the purchase price, in which case the purchase price shall be the lowest amount under such request. Subject to relevant PRC laws and regulations, the Registered Shareholders of Zhizhe Tianxia and/or Zhizhe Tianxia shall return any amount of purchase price they have received to Zhizhe Sihai or its designee. At Zhizhe Sihai’s request, the Registered Shareholders of Zhizhe Tianxia will promptly transfer their respective equity interests in and/or the relevant assets of Zhizhe Tianxia to Zhizhe Sihai or its designee after Zhizhe Sihai exercises its purchase right. Unless otherwise terminated early by Zhizhe Sihai through written notice, the Exclusive Option Agreement will remain effective until when all the purchased equity interests and/or the relevant assets are transferred to Zhizhe Sihai and/or the designee and Zhizhe Sihai and its subsidiaries have the right to legally conduct the business of Zhizhe Tianxia according to the PRC law.
During the term of the Exclusive Option Agreement, Zhizhe Tianxia is not allowed to, and shall procure its subsidiaries not to, sell, transfer, mortgage or otherwise dispose of any of its assets (exceeding the value of RMB1 million) without the prior written consent of Zhizhe Sihai. In addition, the Registered Shareholders are not allowed to request for any distributions, gains or other form of profits sharing and should forgo such distributions, gains or any other form of profits sharing within the scope permitted by the PRC law. In the event that the Registered Shareholders of Zhizhe Tianxia receive any distribution from Zhizhe Tianxia and/or its subsidiaries and subject to the PRC laws, the Registered Shareholders must immediately pay or transfer such distribution to Zhizhe Sihai or its designee. If Zhizhe Sihai exercises its purchase right, all or any part of the equity interests in and/or assets of Zhizhe Tianxia acquired would be transferred to Zhizhe Sihai and the benefits of equity ownership and/or assets, as applicable, would flow to us and our Shareholders.
As provided in the Exclusive Option Agreement, without the prior written consent of Zhizhe Sihai, Zhizhe Tianxia shall not, and shall procure its subsidiaries not to, among other things, (i) sell, transfer, pledge or dispose of in any manner any of its assets for a value more than RMB1 million; (ii) execute any material contract for a value more than RMB1 million, except any contracts in the ordinary course of business and any contracts entered into with any members of our Group; (iii) provide any loan, financial support, pledge or guarantees in any form to any third party, or allow any third party create any pledge or other security interest on its assets or equity; (iv) incur, inherit, guarantee or allow any debt that is not incurred in the ordinary course of business of Zhizhe Tianxia or not disclosed and consented to by Zhizhe Sihai; (v) enter into any consolidation or merger with any third party, or acquire or invest in any third party; (vi) increase or reduce its registered capital, or alter the structure of the registered capital in any other way. As such, the potential adverse effect on Zhizhe Sihai and us in the event of any loss suffered from Zhizhe Tianxia and/or its subsidiaries can be limited to a certain extent.
Shanghai Pinzhi entered into an exclusive option agreement with Shanghai Zhishi on September 7, 2021 (the “Pinzhi Exclusive Option Agreement”), pursuant to which Shanghai Zhishi or its designee is granted an irrevocable and exclusive right to purchase all of the equity interest in and/or assets of Shanghai Pinzhi for RMB10 or the lowest amount allowed by PRC laws and regulations. The Pinzhi Exclusive Option Agreement shall take effect from the date of signing and terminate when all the purchased equity interests and/or assets are transferred to Shanghai Zhishi or its designee. The remaining principal terms of the Pinzhi Exclusive Option Agreement are substantially similar to those under the Exclusive Option Agreement, except that the materiality threshold under the Pinzhi Exclusive Option Agreement for the corporate actions that require Shanghai Zhishi’s consent is RMB500 thousand or higher (rather than RMB1 million). Shanghai Biban entered into an exclusive option agreement with Shanghai Paya on November 9, 2021 (the “Biban Exclusive Option Agreement”), the principal terms of which are substantially the same as those under the Pinzhi Exclusive Option Agreement.

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Shareholders’ Rights Entrustment Agreement and Powers of Attorney
Pursuant to the shareholder’s rights entrustment agreement entered into among the Registered Shareholders of Zhizhe Tianxia, Zhizhe Sihai and Zhizhe Tianxia on December 21, 2021 (the “Shareholders’ Rights Entrustment Agreement”), and the irrevocable power of attorney executed by each of the Registered Shareholders of Zhizhe Tianxia on the same day (the “Power of Attorney”), whereby the Registered Shareholders appointed Zhizhe Sihai or a director of its offshore holding company or his or her successor (including a liquidator replacing such director) as their exclusive agent and attorney to act on their behalf on all matters concerning Zhizhe Tianxia and to exercise all of its rights as a registered shareholder of Zhizhe Tianxia; such attorney cannot be the Registered Shareholder himself/herself or another Registered Shareholder of Zhizhe Tianxia. These rights include (i) the right to propose, convene and attend shareholders’ meetings; (ii) the right to sell, transfer, pledge or dispose of shares; (iii) the right to exercise shareholders’ voting rights; and (iv) the right to appoint the legal representative (chairperson), the director, supervisor, the chief executive officer (or general manager) and other senior management members of Zhizhe Tianxia. The authorized person is entitled to sign minutes, file documents with the relevant companies registry and exercise voting rights in Zhizhe Tianxia on behalf of the relevant Registered Shareholders. As a result of the Shareholders’ Rights Entrustment Agreement and the Powers of Attorney, we, through Zhizhe Sihai, are able to exercise management control over the activities that most significantly impact the economic performance of Zhizhe Tianxia. The Shareholders’ Rights Entrustment Agreement and the Powers of Attorney shall automatically terminate once Zhizhe Sihai or its designee directly holds the entire equity interests in and/or the entire assets of Zhizhe Tianxia once permitted under the then PRC laws and Zhizhe Sihai or its designee is allowed to conduct the Relevant Businesses of Zhizhe Tianxia.
The Registered Shareholders of Shanghai Pinzhi each entered into a power of attorney on September 7, 2021 (the “Pinzhi Power of Attorney”) in favor of Shanghai Zhishi, the principal terms of which are substantially similar to those under the Shareholders’ Rights Entrustment Agreement as set out above except that the Pinzhi Power of Attorney shall terminate upon the earlier of (a) the relevant Registered Shareholder ceasing to be a shareholder of Shanghai Pinzhi and (b) when the attorney terminates such Power of Attorney by written notice to the relevant Registered Shareholder. The Registered Shareholders of Shanghai Biban each entered into a power of attorney on November 9, 2021 (the “Biban Power of Attorney”) in favor of Shanghai Paya, the principal terms of which are substantially the same as those under the Pinzhi Powers of Attorney.
Share Pledge Agreement
Zhizhe Tianxia, the Registered Shareholders of Zhizhe Tianxia and Zhizhe Sihai entered into a share pledge agreement on December 21, 2021 (the “Share Pledge Agreement”). Under the Share Pledge Agreement, the Registered Shareholders of Zhizhe Tianxia will pledge all of their respective equity interests in Zhizhe Tianxia to Zhizhe Sihai as collateral security for any or all of their payments due to Zhizhe Sihai and to secure performance of their obligations under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, Shareholders’ Rights Entrustment Agreement and the Powers of Attorney. The Share Pledge Agreement will not terminate until (i) all obligations of Zhizhe Tianxia and its Registered Shareholders are satisfied in full; (ii) Zhizhe Sihai exercises its exclusive option to purchase the entire equity interests held by the Registered Shareholders in Zhizhe Tianxia and/or the entire assets of Zhizhe Tianxia pursuant to the Exclusive Option Agreement when it is permitted to do so under the applicable PRC laws; (iii) Zhizhe Sihai exercises its unilateral and unconditional right of termination; or (iv) the Share Pledge Agreement is required to be terminated in accordance with applicable PRC laws. Should an event of default (as provided in the Share Pledge Agreement) occur, unless it is successfully resolved to Zhizhe Sihai’s satisfaction within 30 days upon being notified by Zhizhe Sihai, Zhizhe Sihai may demand that Zhizhe Tianxia immediately pay all outstanding payments due under the Exclusive Business Cooperation Agreement, repay any loans and make all other payments due to it, and/or dispose of the pledged equity interests and use the proceeds to repay any outstanding payments due to Zhizhe Sihai. The Registered Shareholders of Zhizhe Tianxia have pledged their equity interests in Zhizhe Tianxia to Zhizhe Sihai and registered such pledges with the relevant PRC governmental authority pursuant to PRC laws and regulations.

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Shanghai Pinzhi, the Registered Shareholders of Shanghai Pinzhi and Shanghai Zhishi entered into a share pledge agreement on September 7, 2021 (the “Pinzhi Share Pledge Agreement”) which shall terminate upon all obligations of Shanghai Pinzhi and its Registered Shareholders under the Pinzhi Exclusive Business Cooperation Agreement, the Pinzhi Exclusive Option Agreement and the Pinzhi Powers of Attorney are satisfied in full. The remaining principal terms of the Pinzhi Share Pledge Agreement are substantially similar to those under the Share Pledge Agreement as set out above. Shanghai Biban, the Registered Shareholders of Shanghai Biban and Shanghai Paya entered into a share pledge agreement on November 9, 2021 (the “Biban Share Pledge Agreement”), the principal terms of which are substantially the same as those under the Pinzhi Share Pledge Agreement.
Other key terms thereunder
Dispute resolution
Each of the Contractual Arrangements stipulates that the parties thereto shall negotiate in good faith to resolve any dispute with respect to the construction and performance of the provisions of any such Contractual Arrangements. Under the Contractual Arrangements involving Zhizhe Tianxia, its Registered Shareholders and Zhizhe Sihai, in the event the parties fail to resolve such a dispute within 30 days after any party’s request for resolution of the dispute through negotiations, any party may submit the relevant dispute to the Beijing Arbitration Commission for arbitration, in accordance with its then effective arbitration rules. Under the Contractual Arrangements involving Shanghai Pinzhi, its Registered Shareholders and Shanghai Zhishi and those involving Shanghai Biban, its Registered Shareholders and Shanghai Paya, in the event the parties fail to resolve such a dispute within 30 days or 15 business days (as applicable) after any party’s request for resolution of the dispute through negotiations, any party may submit the relevant dispute to the China International Economic and Trade Arbitration Commission for arbitration, in accordance with its then effective arbitration rules. The arbitration shall be conducted in Beijing, and the language used during arbitration shall be Chinese. The arbitration ruling shall be final and binding on all parties. Any party shall have the right to apply to the courts with competent jurisdiction for enforcement of arbitration rulings after the arbitration rulings come into force.
Each of the Contractual Arrangements also provides that (i) the arbitral tribunal may award remedies over the equity interests, assets or property interest of the Onshore Holdcos, injunctive relief (e.g. for the conduct of business or to compel the transfer of assets) or order the winding up of the Onshore Holdcos; and (ii) the courts of Hong Kong, the Cayman Islands (being the place of incorporation of our Company) and other jurisdiction (being the place of domicile of the Onshore Holdcos and where the principal assets of the Onshore Holdcos and WFOEs are located) also have jurisdiction for the grant or enforcement of the arbitral award and the interim remedies against the equity or property interest of the Onshore Holdcos.
However, our PRC Legal Advisor has advised that (i) a tribunal normally would not grant such kind of injunctive relief or winding up order of the Onshore Holdcos under PRC laws; and (ii) interim remedies or enforcement orders granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in the PRC.
As a result of the above, in the event that the Onshore Holdcos or the Registered Shareholders breach any of the Contractual Arrangements, we may not be able to obtain sufficient remedies in a timely manner, and our ability to exert effective control over our Consolidated Affiliated Entities and conduct our business could be materially and adversely affected. Please refer to the section headed “Risk Factors — Risks Related to Our Corporate Structure — Our contractual arrangements may not be as effective in providing operational control as direct ownership and shareholders of our VIEs may fail to perform their obligations under our contractual arrangements.” of this document for details.
Agreements of the Registered Shareholders
According to the terms of the Contractual Arrangements to which the registered shareholders of Zhizhe Tianxia are parties, each of the registered shareholders of the Onshore Holdcos has agreed to the effect that,

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in the event of death or any other event which affects the ability of the shareholder to exercise rights of his or her shares in the Onshore Holdcos, including bankruptcy, marriage or divorce, the successors of the registered shareholders shall be deemed as a signing party to the relevant agreement, inherit and carry on all rights and obligations of the registered shareholder thereunder, and in accordance with the Exclusive Option Agreement, transfer all of the equity interests in the Onshore Holdcos held by them to the WFOEs or the WFOE’s designee under applicable PRC law. According to the terms of the Pinzhi Share Pledge Agreement and Biban Share Pledge Agreement, the registered shareholders of Shanghai Pinzhi and Shanghai Biban agree that the pledge interests acquired by Shanghai Zhishi and Shanghai Paya respectively in accordance with the relevant share pledge agreement shall not be interrupted or damaged by any legal proceedings initiated by the registered shareholders themselves, their successors, spouses (as applicable), agents or any other persons.
Spouse undertakings
In addition, the spouse of each of Mr. Zhou and Dahai Li executes an irrevocable undertaking on December 21, 2021, the spouse of each of Lingtao Zhang and Sike Li executes an irrevocable undertaking on September 7, 2021, whereby they expressly and irrevocably acknowledge and undertake that they will not have any claim on the interests of the Onshore Holdcos obtained through the Contractual Arrangements.
Arrangements to address potential conflicts of interest
Each of the Registered Shareholders of the Onshore Holdcos has given their irrevocable undertakings in the shareholders’ rights entrustment agreement or power of attorney which address potential conflicts of interests that may arise in connection with the Contractual Arrangements. For further details, see the sub-paragraph headed “— Shareholders’ Rights Entrustment Agreement and Powers of Attorney” above.
Loss sharing
None of the agreements constituting the Contractual Arrangements provides that our Company or the WFOEs is obligated to share the losses of the Onshore Holdcos, but if the Onshore Holdcos suffer any losses, the WFOEs will provide financial support as permitted under PRC laws at its discretion to the Onshore Holdcos under the terms of the exclusive business cooperation agreements. Further, the Onshore Holdcos are limited liability companies and shall be solely liable for their own debts and losses with assets and properties owned by it. Under PRC laws and regulations, our Company and the WFOEs are not expressly required to share the losses of the Onshore Holdcos or provide financial support to the Onshore Holdcos. Despite the foregoing, given that we conduct the Relevant Businesses in the PRC through the Consolidated Affiliated Entities which hold the requisite PRC licenses and approvals and that the Onshore Holdcos’ results of operations and assets and liabilities are consolidated into our results of operations and assets and liabilities under the applicable accounting principles, our business, financial condition and results of operations would be adversely affected if the Consolidated Affiliated Entities suffered losses.
Liquidation
Pursuant to the Exclusive Option Agreement, in the event of a mandatory liquidation required by PRC laws, Zhizhe Tianxia shall sell all of its assets, to the extent permitted by PRC laws, to Zhizhe Sihai or its designee, at the lowest selling price permitted by applicable PRC laws. Any obligation for Zhizhe Sihai to pay the Zhizhe Tianxia as a result of such transaction shall be waived by Zhizhe Tianxia and any profits arising from the above transactions shall be paid to Zhizhe Sihai or the qualifying entity designated by Zhizhe Sihai in partial satisfaction of the service fees under the Exclusive Business Cooperation Agreement, as applicable under the then current PRC laws.
Insurance
We do not maintain an insurance policy to cover the risks relating to the Contractual Arrangements.

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Our confirmation
Our Directors confirm that, as of the Latest Practicable Date, we had not encountered any interference or encumbrance from any PRC governing bodies in operating its businesses through our Consolidated Affiliated Entities under the Contractual Arrangements.
LEGALITY OF THE CONTRACTUAL ARRANGEMENTS
Based on the above, we believe our Contractual Arrangements are narrowly tailored to minimize the potential conflict with relevant PRC laws and regulations to the maximum extent and our PRC Legal Advisor is of the opinion that:
(i)
each of the WFOEs and the Onshore Holdcos is an independent legal entity which is duly established, and their respective establishment is valid, effective and complies with the relevant PRC laws;

(ii)
each of the agreements under the Contractual Arrangements is legal, valid and binding on the parties thereto and none of them would be deemed as void under the PRC Civil Code;

(iii)
none of the agreements under the Contractual Arrangements violates any provisions of respective articles of association of the WFOEs and the Consolidated Affiliated Entities;

(iv)
the Contractual Arrangements do not require any approvals from the PRC governmental authorities, except that (a) the pledges under the Share Pledge Agreement are required to be registered with the relevant local SAMR; (b) the exercise of the option by WFOEs of its right under Exclusive Option Agreement to all or part of the equity interests in our Onshore Holdcos is subject to the approvals of, consent of, filing with and/or registration with the PRC governmental authorities; and (c) the arbitration awards/interim remedies provided under the dispute resolution provision of the Contractual Arrangements shall be recognized by the PRC courts before compulsory enforcement;

(v)
the Contractual Arrangements are not in violation of applicable and explicit PRC laws and regulations currently in effect, except that the Contractual Arrangements provide that the arbitral body may award remedies over the shares and/or assets of the Onshore Holdcos, injunctive relief and/or winding up of the Onshore Holdcos, and that courts of competent jurisdictions are empowered to grant interim remedies in support of the arbitration pending the formation of an arbitral tribunal, while under PRC laws, an arbitral body has no power to grant injunctive relief and may not directly issue a provisional or final liquidation order for the purpose of protecting assets of or equity interests in the Onshore Holdcos in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in China.

Our PRC Legal Advisor is of the view that the use of the Contractual Arrangements does not constitute a breach of the explicit and relevant PRC laws and regulations currently in effect and is expected to remain compliant after the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for comments) take effect in their current forms. However, we have been advised by our PRC Legal Advisor that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to or otherwise different from the above opinion of our PRC Legal Advisor.
Based on the above advice from our PRC Legal Advisor, the Directors are of the view that the adoption of the Contractual Arrangements is unlikely to be deemed ineffective or invalid under the applicable PRC laws and regulations. In the unlikely event we become unable to enforce our Contractual Arrangements, we may not be able to exert effective control over our Consolidated Affiliated Entities and may lose not only the ability to consolidate their revenues but also the control over their business operations, such as the Zhihu platforms operated by them. See the section headed “Risk Factors — Risks Relating to Our Corporate Structure — If

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the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”
Given that the Contractual Arrangements will constitute non-exempt continuing connected transactions of our Company, a waiver has been sought from and has been granted by the Stock Exchange, details of which are disclosed in the section headed “Connected Transactions” of this document.
ACCOUNTING ASPECTS OF THE CONTRACTUAL ARRANGEMENTS
Consolidation of financial results of operating entities
Under the exclusive business cooperation agreement, it was agreed that, in consideration of the services provided by the WFOEs, the Onshore Holdcos shall pay service fees to the WFOEs. The services fee shall equal to the Onshore Holdcos’ consolidated profit before tax excluding the service fee thereunder, after deducting any accumulated losses of the Consolidated Affiliated Entities from the preceding fiscal year, and any costs, expenses, tax and other statutory contribution in relation to the respective fiscal year. The WFOEs have the right to periodically receive or inspect the accounts of the Consolidated Affiliated Entities.
In addition, under the exclusive option agreement, the WFOEs have absolute contractual control over the distribution of dividends or any other amounts to the registered shareholders of the Onshore Holdcos as the relevant WFOE’s prior written consent is required before any distribution can be made. If the Registered Shareholders receive any income, profit distribution or dividend, they shall promptly transfer or pay, as part of the services fee under the exclusive business cooperation agreement, such income, profit distribution or dividend to the WFOEs or any other person designated by the WFOEs to the extent permitted under applicable PRC laws.
As a result of the Contractual Arrangements between the WFOEs, the Onshore Holdcos and the Registered Shareholders, the WFOEs are able to effectively control, recognize and receive substantially all the economic benefit of the business and operations of the Consolidated Affiliated Entities. Accordingly, the Consolidated Affiliated Entities are treated as controlled structured entities of our Company and consolidated by our Company. The basis of consolidating the results of the Consolidated Affiliated Entities is disclosed in Note 1 to the Accountant’s Report set out in Appendix I of this document.
COMPLIANCE WITH THE CONTRACTUAL ARRANGEMENTS
Our Group has adopted but not limited to the following measures to ensure the effective operation of our Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:
(i)
major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory enquiries from government authorities will be submitted to our Board, if necessary, for review and discussion on an occurrence basis;

(ii)
our Board will review the overall performance of and compliance with the Contractual Arrangements at least once a year;

(iii)
our Company will disclose the overall performance of and compliance with the Contractual Arrangements in our annual reports; and

(iv)
our Company will engage external legal advisors or other professional advisors, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, review the legal compliance of the WFOEs and our Consolidated Affiliated Entities to deal with specific issues or matters arising from the Contractual Arrangements.

CONTRACTUAL ARRANGEMENTS

DEVELOPMENT IN PRC LEGISLATION ON FOREIGN INVESTMENT
Background of the Foreign Investment Law
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law which became effective on January 1, 2020. On December 26, 2019, the State Council promulgated the Implementing Rules of Foreign Investment Law, which came into effect on January 1, 2020. The Foreign Investment Law replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Ventures Enterprise Law and the Wholly Foreign-Invested Enterprises Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates certain forms of foreign investment, but does not explicitly stipulate contractual arrangements as a form of foreign investment. The Implementing Rules of Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements.
Impact and consequences of the Foreign Investment Law
Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including our Group. We use the Contractual Arrangements to establish control of our consolidated Affiliated Entities, by the WFOE, through which we operate our business in the PRC. As advised by our PRC Legal Advisor, since contractual arrangements are not specified as foreign investment under the Foreign Investment Law and if future laws, regulations and provisions prescribed by the State Council do not incorporate contractual arrangements as a form of foreign investment, our Contractual Arrangements as a whole and each of the agreements comprising the Contractual Arrangements will not be affected and will continue to be legal, valid and binding on the parties with an exception, for which, see “Contractual Arrangements — Legality of the Contractual Arrangements.”
Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors invest in China through any other methods under laws, administrative regulations or provisions prescribed by the State Council” without elaboration on the meaning of “other methods.” There are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the Contractual Arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned Contractual Arrangements will be handled. Therefore, there is no guarantee that the Contractual Arrangements and the business of our Consolidated Affiliated Entities will not be materially and adversely affected in the future due to changes in PRC laws and regulations. See “Risk Factors — Risks relating to our Corporate Structure — Our current corporate structure and business operations may be affected by the Foreign Investment Law.”

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2019, 2020, and 2021 and as of December 31, 2020 and 2021 including certain new disclosures made in connection with the Listing.

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2019 and 2020 including the notes thereto, included in the Accountant’s Report in Appendix I. Our consolidated financial information has been prepared in accordance with U.S. GAAP. For reconciliation statements setting out the financial effect of any material differences between our financial statements prepared in accordance with U.S. GAAP and financial statements prepared using IFRS, see “Financial Information — Reconciliation Between U.S. GAAP and IFRS”, Note 27 to the Accountant’s Report in Appendix I.

The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. These statements are based on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, and expected future developments, as well as other factors that we believe are appropriate under the circumstances. However, our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this document. For further details, see “Forward-Looking Statements.”

OVERVIEW
Zhihu is one of the top five comprehensive online content communities and the largest Q&A-inspired online community in China, both in terms of average mobile MAUs and revenue in 2019, 2020, and 2021, according to CIC. In the fourth quarter of 2021, Zhihu had 500 million average monthly viewers and 390 million average monthly engagements. As of December 31, 2021, Zhihu had 55 million cumulative content creators, who had contributed 420 million cumulative Q&As covering over 1,000 verticals. Zhihu is also a leading online content community.
Launched in 2010, we have been dedicated to expanding our content and service offerings to meet the diverse needs of our users, content creators, and business partners. We have grown from a Q&A community into one of the largest comprehensive online content communities in China. We are among the first several industry players to offer paid membership program and developed content-commerce solutions for merchants and brands, according to CIC. We continue to leverage our content-centric business model and launch new monetization channels such as offering vocational training and e-commerce services. We believe that we are still in an early stage of monetization with significant runway for growth across a span of monetization channels.
During the Track Record Period, we achieved significant business growth yet incurred net loss and net operating cash outflow, primarily attributable to our content-related cost that helped build our rich content library, sales and marketing expenses for promotional and advertising activities, and research and development expenses to enhance technological infrastructure. Our revenue increased from RMB670.5 million in 2019 to RMB1.4 billion in 2020, and further to RMB3.0 billion (US$464.4 million) in 2021, representing a CAGR of 110.1% from 2019. Our gross profit increased from RMB312.3 million in 2019 to RMB757.8 million in 2020, and further to RMB1.6 billion (US$243.8 million) in 2021. Our net loss was RMB1.0 billion in 2019, RMB517.6 million in 2020, and RMB1.3 billion (US$203.8 million) in 2021. We had net operating cash outflows of RMB715.5 million, RMB244.4 million, and RMB440.2 million (US$69.1 million) in 2019, 2020, and 2021, respectively. We expect to continue incurring net loss and net operating cash outflow in the near future as we continue to strategically incurred expenditures to build up and expand our content ecosystem to further enhance Zhihu’s content quality and content portfolio, promote community culture and user engagement, and solidify organic growth.
KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS
Our results of operations are affected by the following factors.

FINANCIAL INFORMATION

Our content offerings
As an online content community, the overall scale of our user base, level of user engagement, and content creation all depend on the breadth, depth, richness, and quality of our content offerings. As of December 31, 2021, our community had 490 million cumulative pieces of content, including 420 million cumulative Q&As. The ever-growing Zhihu content has expanded to include timely content covering trending events to satisfy the needs and improve the experience of our increasingly diverse user base. In addition, the increasingly broad content coverage and diverse content formats cater to our users’ continually evolving preferences. We have been deepening our exiting content products and adding new product categories to cover a wider spectrum of content consumption scenarios in our users’ daily lives. We will continue to motivate and support content creators to create more content. Furthermore, we have developed and will continue to develop utilities and incentives to facilitate the content creation process.
Our user base
Our business and revenue growth rely on our ability to further grow our user base. We believe that a strong increase in the size of our user base, coupled with a more vibrant community, could deepen our monetization and lead to growth of our business and revenue. Our user base also helps us motivate content creators to produce more content, which further stimulates user interactions and spending. With the fast-growing user base, more content creators have emerged on Zhihu. We provide multiple channels for content creators to monetize their contribution in our community.
We have experienced rapid user growth since our inception. Our average MAUs increased from 48.0 million in 2019 to 68.5 million in 2020 and further to 95.9 million in 2021. Benefiting from our expanding user base and comprehensive content offerings, we have created a vibrant community with expanding subscribing members and other customers. For example, our average monthly subscribing members increased significantly from 0.6 million in 2019 to 2.4 million in 2020 and to 5.1 million in 2021, and our paying ratio increased from 1.2% in 2019 to 3.4% in 2020 and further to 5.3% in 2021. In addition, the growth of our user base has attracted more merchants and brands to our community and increased their spending to pursue more effective branding and advertising.
Our content-centric monetization
Our revenue and business scale depend on our ability to further enhance our monetization by increasing the effectiveness of diversified monetization model for each revenue stream and expanding our revenue streams.
We have been expanding our service offerings to meet the diverse needs of our users, content creators and business partners. We have been enhancing our content-centric monetization in each of our revenue streams, including advertising, paid membership, content-commerce solutions, vocational training, and other services that we introduce from time to time, such as e-commerce. The willingness of our users to pay for premium content largely depends on the breadth, depth, and quality of our premium content, and thus better premium content could result in higher value for our paid membership services. Our rich content offerings and user base attract more merchants and brands to promote their products and services and achieve other commercial goals through our advertising services and content-commerce solutions. For instance, we formally launched content-commerce solutions in early 2020 and our revenue from content-commerce solutions grew approximately four times year over year in the fourth quarter of 2021. In addition to continuously expanding our customer base via our diversified service offerings, we plan to further improve the effectiveness of our monetization channels and increase the spending of our existing merchants and brands as well as paying users.
We have consistently explored additional content-centric monetization channels and added new revenue streams. For example, we have launched our vocational training and e-commerce services to expand our vertical service coverage and meet user demand. We plan to further expand monetization of our content community and seek to further diversify our revenue streams.

FINANCIAL INFORMATION

Our operating efficiency
Our efficiency and margin depend on our ability to strategically increase our scale and manage our costs and expenses. As the majority of our content is UGC, we benefit from our organically generated diverse content that stimulate interactions among users and content creators, as well as efficient content acquisition. We also deploy resources to strategically acquire content to enrich our premium content library. As we continue to expand our revenue streams, our revenue mix and ability to manage the level of revenue sharing to content providers might also affect our gross profit margin.
We seek to continually optimize our expense structure. Our operating efficiency is significantly affected by our user acquisition strategy. We actively engage in selling and marketing efforts to capture marketing opportunities from which we can effectively increase our user base, while focusing on more precise and effective ways of user acquisition. To further drive our sales and marketing effectiveness, we will continue to enhance our brand recognition to achieve organic user acquisition and retention.
Our people and technology
We focus on investing in our people and technology, which are crucial for us to enrich our content offerings, further grow our user base, incentivize content creators, and attract merchants and brands. We recruit, retain, and motivate talented employees to support our growth. Our technology infrastructure supports our business model in various aspects, from understanding our users, optimizing our content offerings, promoting interaction and engagement between our users and content creators, nurturing our community, to enhancing our service offerings. We will continue to develop and apply state-of-the-art technologies to keep pace with the growth of our business, scale our content offerings, and improve operating efficiency. We will continue to invest in people and technology to facilitate our future growth.
IMPACT OF THE COVID-19 PANDEMIC ON OUR OPERATIONS AND FINANCIAL PERFORMANCE
The COVID-19 pandemic has had, and, together with any subsequent outbreaks driven by new variants of COVID-19, such as Omicron may continue to have, an adverse impact on our operations and financial performance. For example, some of our merchants and brands reduced their expenditures on advertising in the first half of 2020 due to the COVID-19 pandemic. Our advertising revenue increased by 46.0% from RMB577.4 million in 2019 to RMB843.3 million in 2020. In addition, the outbreak of the COVID-19 pandemic led us to delay the formal launch of our content-commerce solutions. Furthermore, our selling and marketing expenses decreased to RMB734.8 million in 2020 from RMB766.5 million in 2019, as many of the regular or scheduled offline marketing events in China were canceled or delayed in 2020 due to the COVID-19 pandemic.
In China, business activities have largely resumed, government emergency measures have been significantly relaxed, and the general economy is gradually recovering. Recently, there has been an increasing number of COVID-19 cases, including outbreaks driven by variants of COVID-19, such as Omicron in multiple cities in China. The extent to which the COVID-19 pandemic may continue to affect our operations and financial performance will depend on future developments, which are highly uncertain and cannot be predicted. See “Risk Factors — Risks Relating to Our Business and Industry — We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.”
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain and requires significant judgment at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.
We prepare our consolidated financial statements in accordance with U.S. GAAP. Significant accounting policies that we follow in the preparation of the accompanying consolidated financial statements are

FINANCIAL INFORMATION

summarized below. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.
The following descriptions of critical accounting policies, judgments, and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this document. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.
Principles of Consolidation
Our consolidated financial statements include the financial statements of our Company, our subsidiaries, and our VIEs and their subsidiaries for which we are the primary beneficiary.
Subsidiaries are those entities in which we, directly or indirectly, control over 50% of the voting power, have the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors, or have the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.
Consolidated VIEs are entities in which we or our subsidiaries through contractual arrangements have the power to direct the activities that most significantly impact the entities’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore is the primary beneficiary of the entity.
All transactions and balances between ourselves, our subsidiaries, our VIEs, and subsidiaries of the VIEs have been eliminated upon consolidation.
Revenue Recognition
We adopted ASC 606, Revenue from Contracts with Customers, for all periods presented. According to ASC 606, revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance: (i) provides all of the benefits received and consumed simultaneously by the customer; (ii) creates and enhances an asset that the customer controls as we perform; or (iii) does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date.
If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.
Contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenue to each performance obligation based on the relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.
When either party to a contract has performed, we present the contract in the balance sheet as a contract asset or a contract liability, depending on the relationship between our performance and the customer’s payment.

FINANCIAL INFORMATION

A contract asset is our right to consideration in exchange for goods and services that we have transferred to a customer. A receivable is recorded when we have an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.
If a customer pays consideration or we have a right to an amount of consideration that is unconditional before we transfer a good or service to the customer, we present the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is our obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer.
Advertising
Advertising revenues are derived principally from advertising contracts with customers where the customers pay to place their advertisements in our community over a particular period of time. Such formats generally include but are not limited to launch screen advertisements, in-app bannered advertisements, and feed advertisements. Merchants and brands can choose to compose their advertisements in text, images or videos and decide whether they are display-based or performance-based. We primarily charge display-based advertisements by the cost-per-mille (CPM) model and the cost-per-day (CPD) model, and primarily charge performance-based advertisements by the cost-by-click (CPC) model and CPM model.
Paid Membership
We generate revenue through paid membership services in our community where users pay a membership fee to access premium content library for a fixed time period. We are determined to be the primary obligor and, accordingly, we record revenue on a gross basis, and the revenue sharing to the content providers is recorded as cost of revenues.
We offer membership service which provides subscription members’ access right to premium content. Membership periods range from one month to twelve months. Membership service represents a stand-ready obligation to provide the paid content service and the customer simultaneously receives and consumes the benefits as we provide such services throughout the membership period. The receipt of membership fees is initially recorded as contract liabilities and revenue is recognized ratably over the membership period as services are rendered.
Users who are undecided about or otherwise do not need paid memberships can pay retail prices to access the premium content. This on-demand access option supplements the membership programs as an additional revenue stream and provides flexibility to the users. We determined that the retail purchase consists of two performance obligations: the content and the hosted connection for content online playback, or online hosting. The transaction price is allocated between the two performance obligations based on the relative standalone selling price. The purchased content usually has no expiry period unless otherwise stated. As we do not have further obligation after making the content available to the user for content performance obligation, the revenue from content performance obligation is recognized at the time of purchase for pre-recorded content and at the time of completion of live streaming for live streaming content. The online hosting performance obligation is satisfied over the viewing period of the customers. Accordingly, we recognize the revenue over the estimated benefit periods. The revenue derived from the retail purchase is not significant for the years ended December 31, 2019, 2020, and 2021.
We also provide discount coupons to our customers for use in purchasing online paid contents, which are treated as a reduction of revenue upon usage of the coupon. The amount of the coupons were immaterial for the years ended December 2019, 2020, and 2021.
Content-Commerce Solutions
Content-commerce solutions are online marketing solutions that are seamlessly integrated into our regular content operations. We provide content-commerce solutions to expose the designated content to more targeted audience. We primarily charge the content-commerce solutions by the CPC model.

FINANCIAL INFORMATION

For advertising and content-commerce solutions, we recognize revenue on the satisfied performance obligations and defer the recognition of revenue for the estimated value of the undelivered elements until the remaining performance obligations have been satisfied. When all of the elements within arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight-line basis over the contract period. The primary services and pricing models of advertising and content-commerce solutions are summarized as below:
CPM model.   Under the CPM model, the unit price for each qualified display is fixed and stated in the contract with advertisers. A qualified display is defined as the appearance of an advertisement, where the advertisement meets the criteria specified in the contract. Given the fees are priced consistently throughout the contract and the unit prices for each qualified display is fixed accordingly, we recognize revenue based on the fixed unit prices and the number of qualified displays upon the occurrence of display, provided all revenue recognition criteria have been met.
CPC model.   Under the CPC model, there is no fixed price for advertising services or content-commerce solutions services stated in the contract with the advertiser and the unit price for each click is auction-based. We charge merchants and brands on a per-click basis, when the users click on the advertisements or the designated content. Given that the unit price is fixed, we recognize revenue based on qualifying clicks and unit price upon the occurrence of a click, provided all revenue recognition criteria have been met.
CPD model.   Under the CPD model, a contract is signed to establish a fixed price for the advertising services to be provided over a period of time. Given the advertisers benefit from the displayed advertising evenly, we recognize revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met.
Sales rebates to certain customers.   Certain customers may receive sales rebates, which are accounted for as variable consideration. We estimate annual expected revenue volume of each individual customer with reference to their historical results. The sales rebate reduces revenues recognized. We recognize revenue for the amount of fees it receives from its advertisers, after deducting sales rebates and net of value-added taxes. We believe that there will not be significant changes to its estimates of variable consideration.
Other Revenues
Our other revenues are primarily generated from vocational training, e-commerce, and other services. Other revenues are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC 606-10-55-39, for arrangements where we are primarily responsible for fulfilling the promise to provide the goods or services, are subject to inventory risk, and have latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis.
Principal Expedients and Exemptions
The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of our contracts have a duration of one year or less.
We recognize an asset for the incremental costs of obtaining a contract if those costs are expected recoverable. We elect to expense certain costs to obtain a contract as incurred when the expected recover period is one year or less.
Share-Based Compensation
Share-based compensation benefits are provided to employees under the 2012 Plan. We account for share-based compensation benefits granted to employees in accordance with ASC 718 Stock Compensation. Information relating to the plan is set out in Note 17 of Accountant’s Report set out in Appendix I.
The fair value of options granted under the 2012 Plan is recognized as staff cost with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted.

FINANCIAL INFORMATION

The total expense is recognized over the vesting period, over which all the specified vesting conditions are to be satisfied, using graded vesting method. We account for forfeitures in the period we occur as a reduction to expense.
Our share-based compensation expenses include both the share-based compensation expenses under the 2012 Plan and the share-based compensation expenses recognized based on the equity interests granted to the founders of the entities we acquired, Prez Limited and Yincheng Limited, for their future services in these entities.
Fair Value of Ordinary Shares
Prior to the completion of the initial public offering in the United States, discounted cash flow method and equity allocation model was adopted to determine the fair value of our ordinary shares.
The following table sets forth the fair value of our ordinary shares estimated at the grant dates of share options from the end of 2018 through December 31, 2020.
Valuation Date	Fair Value per Share (US$)	DLOM	Discount Rate
December 20, 2018	4.68	23.00%	22.50%
June 20, 2019	6.27	20.00%	20.50%
December 20, 2019	7.08	19.00%	20.50%
June 20, 2020	7.42	17.50%	20.00%
December 20, 2020	10.32	14.00%	20.00%
The determined fair value of our ordinary shares increased from US$4.68 per share as of December 20, 2018 to US$6.27 per share as of June 20, 2019. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:
•
our revenue grew significantly;

•
as we progressed towards an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of discount for lack of marketability, or DLOM, from 23% as of December 20, 2018 to 20% as of June 20, 2019;

•
as a result of the growth of our business, the discount rate decreased from 22.5% as of December 20, 2018 to 20.5% as of June 20, 2019; and

•
we adjusted our financial forecast to reflect the anticipated higher revenue growth rate and improved financial performance in the future due to the abovementioned developments.

The determined fair value of our ordinary shares increased from US$6.27 per share as of June 20, 2019 to US$7.08 per share as of December 20, 2019. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:
•
our revenue grew significantly; and

•
as we progressed towards an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 20.0% as of June 20, 2019 to 19.0% as of December 20, 2019.

The determined fair value of our ordinary shares increased from US$7.08 per share as of December 20, 2019 to US$7.42 per share as of June 20, 2020. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:
•
our revenue grew significantly;

•
as we progressed towards an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 19.0% as of December 20, 2019 to 17.5% as of June 20, 2020; and

FINANCIAL INFORMATION

•
as a result of the growth of our business, the discount rate decreased from 20.5% as of December 20, 2019 to 20.0% as of June 20, 2020.

The determined fair value of our ordinary shares increased from US$7.42 per share as of June 20, 2020 to US$10.32 per share as of December 20, 2020. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:
•
our revenue grew significantly; and

•
as we progressed towards an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 17.50% as of December 20, 2019 to 14.00% as of December 20, 2020.

After the completion of the initial public offering in the United States, the fair value of the share options is estimated based on the fair market value of the underlying ordinary shares of us at the grant date.
Convertible Redeemable Preferred Shares
We have classified the preferred shares in the mezzanine equity of the consolidated balance sheets as they are contingently redeemable at the options of the holders. In accordance with ASC 480-10-S99-3A, if it is probable that the preferred shares will become redeemable, the carrying amount of the preferred shares is accreted to the redemption value. We record accretions on the preferred shares to the redemption value from the issuance dates to the earliest redemption dates. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. Each issuance of the preferred shares is recognized at the respective fair value at the date of issuance net of issuance costs.
We have determined that there was no beneficial conversion feature attributable to the preferred shares because the initial effective conversion prices of these preferred shares were higher than the fair value of ordinary shares determined by us taking into account independent valuations.
Pursuant to laws applicable to PRC entities incorporated in China, PRC investors should complete its statutory filings and foreign exchange registrations for outbound investment, before such PRC entities can legally own offshore investments or equity interests in offshore entities. As such, all PRC shareholders of Zhihu Inc. must complete their relevant registrations and statutory filings, as appropriate, before they can, in accordance with applicable PRC laws, hold directly or indirectly any share of Zhihu Inc., which is incorporated under the laws of the Cayman Islands. Certain preferred shareholder who made full payment of the purchase consideration received a warrant and one preferred share in us to reflect such holder’s rights, obligations, and interests in us as if such holder were holding all the preferred shares of us issuable upon exercise of the warrant before such holder completes its necessary registration for outbound investment to exercise its warrant to purchase our preferred shares. This was a transitional arrangement pending completion of necessary registration process by such holder. Once such holder completes the necessary registration for outbound investment, it is required to exercise the warrant immediately. Accordingly, the one preferred share was accounted for and represented based on the terms on all preferred shares of the Company issuable upon exercise of the warrant. Concurrently, we entered into a foreign exchange forward contract with the investor. We account for the foreign exchange forward contract and the warrant as derivative asset (included in other current assets), which was measured at fair value with the changes in the fair value recorded within other income/(expenses) in the consolidated statements of operations and comprehensive loss. The holder of the warrant has completed the relevant registration and filing, and exercised the warrant in December 2020. The underlying preferred shares have been legally issued and the derivative asset has been settled at the foreign exchange rate of US$1.00 to RMB6.53 accordingly.
Upon the completion of the initial public offering in the United States in March 2021, all of issued and outstanding preferred shares automatically converted into ordinary shares on a one-for-one basis.

FINANCIAL INFORMATION

Level 3 Fair Value Measurement
Our management has carefully reviewed the valuation related policies, the financial statements prepared in accordance with the U.S. GAAP, and other supporting documents, and has had sufficient understanding of the valuation model, methodologies, and techniques. Based on the foregoing, our management is of the view that the valuation analysis performed during the Track Record Period is fair and reasonable, and our financial statements are properly prepared. Our management is satisfied with the valuation work for the level 3 financial assets performed during the Track Record Period.
Details of the fair value measurement of derivative assets, particularly the fair value hierarchy and key inputs including significant unobservable inputs and the relationship of unobservable inputs to fair value are disclosed in Note 16 to the Accountant’s Report in Appendix I to this document, which was issued by the Reporting Accountant in accordance with Hong Kong Standard on Investment Circular Reporting Engagement 200 “Accountants’ Reports on Historical Financial Information in Investment Circulars” issued by the Hong Kong Institute of Certified Public Accountants. The Reporting Accountant’s opinion on our historical financial information for the Track Record Period as a whole is set out on page I-2 of Appendix I to this document.
The Joint Sponsors have conducted the following independent due diligence work in relation to the level 3 fair value measurement: they (i) reviewed the relevant notes included in the Accountant’s Report as contained in Appendix I to this document; (ii) discussed with the Company on the primary factors taken into account by the Company, key assumptions and methodologies adopted for the valuation of the level 3 financial assets, and the internal control measures undertaken by the Company for reviewing and approving the relevant valuation; and (iii) discussed with the Reporting Accountant in respect of the work performed in relation to the valuation of the level 3 financial assets for the purpose of reporting on the historical financial information of the Group for the Track Record Period as a whole. Having considered the work done by the Directors and the Reporting Accountant as stated above, nothing has come to the attention of the Joint Sponsors that would cause the Joint Sponsors to disagree with the valuation analysis performed by the Company.
RESULTS OF OPERATIONS
The following table sets forth our results of operations with line items in absolute amount and as a percentage of our revenue for the periods indicated.
	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenue	670,511	100.0	1,352,196	100.0	2,959,324	464,382	100.0
Cost of revenue	(358,241)	(53.4)	(594,399)	(44.0)	(1,405,423)	(220,542)	(47.5)
Gross profit	312,270	46.6	757,797	56.0	1,553,901	243,840	52.5
Selling and marketing expenses	(766,465)	(114.3)	(734,753)	(54.3)	(1,634,733)	(256,525)	(55.2)
Research and development expenses	(351,012)	(52.3)	(329,763)	(24.4)	(619,585)	(97,226)	(20.9)
General and administrative expenses	(253,268)	(37.8)	(296,162)	(21.9)	(690,292)	(108,322)	(23.4)
Total operating expenses	(1,370,745)	(204.4)	(1,360,678)	(100.6)	(2,944,610)	(462,073)	(99.5)
Loss from operations	(1,058,475)	(157.8)	(602,881)	(44.6)	(1,390,709)	(218,233)	(47.0)
Investment income	25,035	3.7	56,087	4.2	59,177	9,286	2.0
Interest income	28,669	4.3	24,751	1.8	31,305	4,912	1.1

FINANCIAL INFORMATION

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Fair value change of financial instrument	7,132	1.1	(68,818)	(5.1)	27,846	4,370	0.9
Exchange (losses)/gains	(9,216)	(1.4)	62,663	4.6	(16,665)	(2,615)	(0.6)
Others, net	2,675	0.4	11,728	0.9	(4,391)	(689)	(0.1)
Loss before income tax	(1,004,180)	(149.7)	(516,470)	(38.2)	(1,293,437)	(202,969)	(43.7)
Income tax expense	(40)	(0.0)	(1,080)	(0.1)	(5,443)	(854)	(0.2)
Net loss	(1,004,220)	(149.7)	(517,550)	(38.3)	(1,298,880)	(203,823)	(43.9)

NON-GAAP FINANCIAL MEASURE
In evaluating our business, we consider and use adjusted net loss, a non-GAAP financial measure, to supplement the review and assessment of our operating performance. We define adjusted net loss (non-GAAP financial measure) as net loss adjusted for the impact of share-based compensation expenses of the non-GAAP adjustments, which are non-cash expenses. Share-based compensation is an important element in our compensation structure to retain and incentivize talented, high-performing employees. We believe that the non-GAAP financial measure facilitates comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items. We believe that adjusted net loss (non-GAAP financial measure) provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as it helps our management. Our presentation of adjusted net loss (non-GAAP financial measure) may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measure has limitations as an analytical tool, and you should not consider it isolation from, or as substitutes for analysis of, our results of operations as reported under the U.S. GAAP.
The following table sets forth the reconciliation of adjusted net loss (non-GAAP financial measure) for the periods indicated to net loss, the nearest measure prepared in accordance with the U.S. GAAP.
	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(1,004,220)	(517,550)	(1,298,880)	(203,823)
Add:
Share-based compensation expenses(1)	179,690	180,090	548,465	86,066
Non-GAAP financial measure:
Adjusted net loss	(824,530)	(337,460)	(750,415)	(117,757)

Note:
(1)
The share-based compensation expenses include both the share-based compensation expenses under the 2012 Plan and the share-based compensation expenses recognized based on the equity interests granted to the founders of the entities we acquired, Prez Limited and Yincheng Limited, for their future services in these entities.

FINANCIAL INFORMATION

DESCRIPTION OF KEY COMPONENTS OF RESULTS OF OPERATIONS
Revenue
We generate revenue primarily through (i) advertising, (ii) paid membership, (iii) content-commerce solutions, and (iv) other services, including vocational training and e-commerce services. The following table sets forth a breakdown of revenue by type both in absolute amount and as a percentage of our revenue for the periods indicated.
	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenue
Advertising	577,424	86.1	843,284	62.4	1,160,886	182,168	39.2
Paid membership	87,997	13.1	320,471	23.7	668,507	104,903	22.6
Content-commerce solutions	641	0.1	135,813	10.0	973,986	152,840	32.9
Others	4,449	0.7	52,628	3.9	155,945	24,471	5.3
Total	670,511	100.0	1,352,196	100.0	2,959,324	464,382	100.0
Advertising.   We generate revenue from advertising services. Our advertising revenue is primarily driven by our MAUs and advertising revenue per MAU. The following table sets forth average MAUs and advertising revenue per MAU for the periods indicated.
	For the Year Ended December 31,			2019 – 2021 CAGR
	2019	2020	2021
Average MAUs (in millions)	48.0	68.5	95.9	41.4%
Advertising revenue per MAU (in RMB)	12.0	12.3	12.1	0.4%
We still experienced continued growth in our advertising revenue reflecting the significant and continued increase in MAUs and relatively stable advertising revenue per MAU, despite the negative impact that the COVID-19 pandemic had on the expenditure of some of our merchants and brands for advertising services in 2020. We expect that our advertising revenue will continue to increase in the foreseeable future as our advertising services grow.
Our advertisers are generally attracted by, among other things, the expanding user base and user profiles as well as the content generated in our community. They typically select target audience based on user profiles and review performance indices instead of specifying target content category or monitoring other similar metrics. We do not believe that we have concentration in terms of user profiles. The pricing of our advertising is determined based on our internal marked price guidelines that are updated from time to time. The guidelines generally take into consideration factors including, among other things, nature and type of advertisers, products and services to be marketed, prior relationships, level of comparable demands, and scale of orders, and are implemented based on marked price for our advertising services. As we continue to scale up our advertising business, we have maintained a moderately increasing trend on our marked price while narrowing the rebates and discounts offered to advertisers. In particular, while the marked price of our CPM-based services remained relatively stable, our CPD-based services experienced an increase as our user base expanded. These result in a moderately increasing trend on our effective pricing, which excludes rebates and discounts.
Paid Membership.   We generate substantially all of our paid membership revenue from Yan Selection (鹽選) membership fees. The following table sets forth our average MAUs, average monthly subscribing members, and paying ratio for the periods indicated.

FINANCIAL INFORMATION

	For the Year Ended December 31,			2019 – 2021 CAGR
	2019	2020	2021
Average MAUs (in millions)	48.0	68.5	95.9	41.4%
Average monthly subscribing members (in thousands)	574.2	2,362.6	5,076.0	197.3%
Paying ratio	1.2%	3.4%	5.3%	110.2%
We formally launched our Yan Selection membership program in March 2019, and since then have continued to enhance the volume and quality of our premium content. The increase in paid membership revenue during the periods primarily reflected the increases in our MAUs as well as the paying ratio. In particular, the continued increase in paying ratio reflects the wider acceptance of the paid membership among our community. We expect that our paid membership revenue will continue to increase in absolute amount in the foreseeable future.
Content-Commerce Solutions.   We generate content-commerce solutions revenue primarily from service fees from our Zhi+ solutions. We formally launched our content- commerce solutions in early 2020 and booked immaterial amount of revenue in late 2019 for conducting trials of related products and protocols. The content-commerce solutions have demonstrated strong growth momentum since the launch. Our revenue from content-commerce solutions increased from RMB135.8 million in 2020 to RMB974.0 million (US$152.8 million) in 2021, primarily driven by the number of our MAUs and average content-commerce solutions revenue per MAU. The following table sets forth average MAUs and content-commerce solutions revenue per MAU for the periods indicated.
	For the Year Ended December 31,			2019 – 2021 CAGR
	2019	2020	2021
Average MAUs (in millions)	48.0	68.5	95.9	41.4%
Content-commerce solutions revenue per MAU (in RMB)	—	2.0	10.2	—
We expect to continue to develop the content-commerce solutions as we further expand our content portfolio. As a result, we expect that our content-commerce solutions revenue will continue to increase in absolute amount and as a percentage of our revenue in the foreseeable future. We also expect that our average content-commerce solutions revenue per MAU will continue to increase.
Others.   Other revenue is primarily generated from our vocational training and e-commerce services. We have been strategically identifying opportunities for expanding our revenue streams. For example, we offer self-developed vocational training products and services, in addition to third-party vocational training courses, to further deepen this monetization channel. Our e-commerce service revenue primarily consists of commissions from sale of merchandise. We expect an increase in revenue from vocational training and e-commerce services and we will benefit from continued diversification of our content-centric monetization channels in the foreseeable future.
Cost of Revenue
Our cost of revenue primarily consists of: (i) content and operational costs, (ii) cloud service and bandwidth costs, (iii) staff costs, and (iv) payment processing costs. Content and operational costs primarily include payments for content creators with respect to content included in our premium content library, other content-related costs and other business-related execution costs.
The following table sets forth a breakdown of our cost of revenue by nature both in absolute amount and as a percentage of our revenue for the periods indicated.

FINANCIAL INFORMATION

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenue
Content and operational costs	76,713	11.4	204,397	15.1	750,554	117,778	25.4
Cloud service and bandwidth costs	178,353	26.6	226,684	16.8	328,346	51,525	11.1
Staff costs	58,296	8.7	75,412	5.6	142,699	22,393	4.8
Payment processing costs	13,118	2.0	39,536	2.9	74,285	11,657	2.5
Others	31,761	4.7	48,370	3.6	109,539	17,189	3.7
Total	358,241	53.4	594,399	44.0	1,405,423	220,542	47.5
Gross Profit and Gross Profit Margin
Our gross profit increased from RMB312.3 million in 2019 to RMB757.8 million in 2020 and further to RMB1.6 billion (US$243.8 million) in 2021. Our gross profit margin was 46.6% in 2019, 56.0% in 2020 and 52.5% in 2021.
Operating Expenses
Our operating expenses consist of (i) selling and marketing expenses, (ii) research and development expenses, and (iii) general and administrative expenses. We expect that our operating expenses will continue to increase in absolute amount in the foreseeable future in line with our business growth.
The following table sets forth a breakdown of our operating expenses both in absolute amount and as a percentage of our revenue for the periods indicated.
	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses
Selling and marketing expenses	766,465	114.3	734,753	54.3	1,634,733	256,525	55.2
Research and development expenses	351,012	52.3	329,763	24.4	619,585	97,226	20.9
General and administrative expenses	253,268	37.8	296,162	21.9	690,292	108,322	23.4
Total	1,370,745	204.4	1,360,678	100.6	2,944,610	462,073	99.5
Selling and Marketing Expenses.   Our selling and marketing expenses primarily consist of expenses associated with promotion and advertising and staff costs. We expect to continue to strategically incur selling and marketing expenses in growing our user base and strengthening our branding.
Research and Development Expenses.   Our research and development expenses primarily consist of research and development related staff costs. We expect our research and development expenses to increase in the foreseeable future as we continue to invest in technical infrastructure, research and development, as well as developing new products and services to attract users and increase user engagement.
General and Administrative Expenses.   General and administrative expenses primarily consist of staff costs, traveling and general expenses, and professional service fees. We expect our general and administrative expenses to increase in the foreseeable future as we grow our business and incur increased staff costs.

FINANCIAL INFORMATION

TAXATION
Cayman Islands
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.
Hong Kong
On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017, which introduces the two-tiered profits tax rates regime. The bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.
Accordingly, the Hong Kong profits tax of the qualifying group entity is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.
Mainland China
Under the PRC Enterprise Income Tax Law effective from January 1, 2008, our PRC subsidiaries, and consolidated affiliated entities and their subsidiaries are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy.
Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% for three years. Enterprises that qualify as “small low-profit enterprises” are entitled to a preferential rate of 20%. Specifically, during the period from January 1, 2019 to December 31, 2021, the portion of annual taxable income amount of a small low-profit enterprise not exceeding RMB1 million is computed at a reduced rate of 25% as taxable income amount, subject to an enterprise income tax rate of 20%, and the portion of annual taxable income amount exceeding RMB1 million and not exceeding RMB3 million is computed at a reduced rate of 50% as taxable income amount, subject to an enterprise income tax rate of 20%.
Zhizhe Sihai was certified as a “high and new technology enterprise” under the relevant PRC laws and regulations, and accordingly was eligible for a preferential tax rate of 15% in each of 2019, 2020, and 2021. Some of our subsidiaries were “small low-profit enterprises” under the relevant PRC laws and regulations, and accordingly were eligible for a preferential tax rate of 20% in each of 2019, 2020, and 2021. Our other PRC entities were subject to enterprise income tax at a rate of 25% in 2019, 2020, and 2021. Pursuant to the PRC Enterprise Income Tax Law, a 5% or 10% withholding tax is levied on dividends declared to foreign investors from China effective from January 1, 2008.

FINANCIAL INFORMATION

YEAR-OVER-YEAR COMPARISON OF RESULTS OF OPERATIONS
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenue
	For the Year Ended December 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	US$	%
	(in thousands, except percentages)
Revenue
Advertising	843,284	1,160,886	182,168	317,602	49,839	37.7
Paid membership	320,471	668,507	104,903	348,036	54,614	108.6
Content-commerce solutions	135,813	973,986	152,840	838,173	131,528	617.2
Others	52,628	155,945	24,471	103,317	16,213	196.3
Total	1,352,196	2,959,324	464,382	1,607,128	252,194	118.9
Our revenue increased substantially from RMB1.4 billion in 2020 to RMB3.0 billion (US$464.4 million) in 2021.
Advertising.   Advertising revenue increased by 37.7% from RMB843.3 million in 2020 to RMB1.2 billion (US$182.2 million) in 2021. The increase was primarily driven by a 40.0% increase in average MAUs from 68.5 million in 2020 to 95.9 million in 2021 as a result of the continued growth of our user base. Our average advertising revenue generated per MAU remained relatively stable at RMB12.3 in 2020 and RMB12.1 in 2021.
Paid Membership.   Paid membership revenue increased significantly from RMB320.5 million in 2020 to RMB668.5 million (US$104.9 million) in 2021, primarily due to the increase in our MAUs as well as the paying ratio. The paying ratio increased from 3.4% in 2020 to 5.3% in 2021, reflecting the wider acceptance of the paid membership business among our users.
Content-Commerce Solutions.   Content-commerce solutions revenue increased significantly from RMB135.8 million in 2020 to RMB974.0 million (US$152.8 million) in 2021. The significant increase was primarily driven by the rapid increase of both our user base and average content-commerce solutions revenue per MAU from RMB2.0 in 2020 to RMB10.2 in 2021, which reflected our continued development of this business line.
Others.   Other revenue increased substantially from RMB52.6 million in 2020 to RMB155.9 million (US$24.5 million) in 2021, primarily due to the continued growth of our vocational training as we acquired Prez Limited and Yincheng Limited to strengthen our capability in offering and delivering content and programs for vocational training as well as our continued growth in e-commerce services.

FINANCIAL INFORMATION

Cost of Revenue
	For the Year Ended December 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	US$	%
	(in thousands, except percentages)
Cost of revenue
Content and operational costs	204,397	750,554	117,778	546,157	85,704	267.2%
Cloud service and bandwidth costs	226,684	328,346	51,525	101,662	15,953	44.8%
Staff costs	75,412	142,699	22,393	67,287	10,559	89.2%
Payment processing costs	39,536	74,285	11,657	34,749	5,453	87.9%
Others	48,370	109,539	17,189	61,169	9,599	126.5%
Total	594,399	1,405,423	220,542	811,024	127,268	136.4%
Our cost of revenue increased by 136.4% from RMB594.4 million in 2020 to RMB1.4 billion (US$220.5 million) in 2021. The increase was primarily attributable to (i) an increase in content and operational costs of RMB546.2 million, which mainly includes the content- related cost and execution cost for advertising service incurred due to our expansion in advertising and paid membership services as well as our content offerings, (ii) an increase in cloud service and bandwidth costs of RMB101.7 million due to our growth in user traffic, and (iii) an increase in staff costs of RMB67.3 million due to our increased headcount.
Gross Profit and Gross Profit Margin
	For the Year Ended December 31,
	2020		2021		Change
	RMB	RMB	US$	RMB	US$	%
	(in thousands, except percentages)
Gross profit	757,797	1,553,901	243,840	796,104	124,926	105.1
Gross profit margin	56.0%	52.5%	52.5%	—	—	—
Our gross profit in 2020 and 2021 was RMB757.8 million and RMB1.6 billion (US$243.8 million), respectively, and our gross profit margin was 56.0% and 52.5%, respectively. The decrease in gross profit margin is primarily due to our content contribution and our continued efforts in broadening and enhancing content offerings for all of our users.
Operating Expenses
	For the Year Ended December 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	US$	%
	(in thousands, except percentages)
Operating expenses
Selling and marketing expenses	734,753	1,634,733	256,525	899,980	141,227	122.5
Research and development expenses	329,763	619,585	97,226	289,822	45,479	87.9
General and administrative expenses	296,162	690,292	108,322	394,130	61,848	133.1
Total	1,360,678	2,944,610	462,073	1,583,932	248,554	116.4
Selling and Marketing Expenses.   Our selling and marketing expenses increased by 122.5% from RMB734.8 million in 2020 to RMB1.6 billion (US$256.5 million) in 2021, primarily due to increased expenses in promotion and advertising activities to attract new users, as well as to strengthen our brand recognition, such as our tenth year anniversary event and Gao Kao event.

FINANCIAL INFORMATION

Research and Development Expenses.   Our research and development expenses increased by 87.9% from RMB329.8 million in 2020 to RMB619.6 million (US$97.2 million) in 2021, primarily due to increased headcount in our research and development personnel from 672 as of December 31, 2020 to 1,141 as of December 31, 2021, as we continued to invest in technical infrastructure, research and development.
General and Administrative Expenses.   Our general and administrative expenses increased by 133.1% from RMB296.2 million in 2020 to RMB690.3 million (US$108.3 million) in 2021, primarily due to increased share-based compensation expenses of RMB296.5 million, mainly due to a one-off grant of options to Mr. Zhou pursuant to the 2012 Plan.
Loss from Operations
As a result of the foregoing, we had a loss from operations of RMB1.4 billion (US$218.2 million) in 2021, in comparison with a loss from operations of RMB602.9 million in 2020.
Investment Income
Our investment income increased from RMB56.1 million in 2020 to RMB59.2 million (US$9.3 million) in 2021, primarily due to an increase in income from cash management activities.
Interest Income
Our interest income increased by 26.5% from RMB24.8 million in 2020 to RMB31.3 million (US$4.9 million) in 2021, primarily due to an increase in the principal amount of our term deposits.
Fair Value Change of Financial Instrument
We had a profit of RMB27.8 million (US$4.4 million) from fair value change of financial instrument in 2021, which primarily reflected the fair value change of financial instruments related to foreign exchange options and forward contracts. We recorded a loss of RMB68.8 million from fair value change of financial instrument in 2020, which reflected the effect of foreign exchange fluctuation regarding certain contribution placed onshore by one of our shareholders in connection with our financing activities during the period.
Exchange (Losses)/Gains
We had exchange losses of RMB16.7 million (US$2.6 million) in 2021, in comparison with exchange gains of RMB62.7 million in the same period in 2020, as a result of fluctuations of the exchange rates of Renminbi against U.S. dollars.
Others, Net
We had net other losses of RMB4.4 million (US$0.7 million) in 2021, in comparison with net other gains of RMB11.7 million, primarily due to decrease in non-operating income.
Loss Before Income Tax
Primarily as a result of the foregoing, our loss before income tax in 2021 was RMB1.3 billion (US$203.0 million), increased by 150.4% from RMB516.5 million in 2020.
Income Tax Expenses
Our income tax expense increased from RMB1.1 million in 2020 to RMB5.4 million (US$0.9 million) in 2021.
Net Loss
As a result of the foregoing, our net loss increased by 151.0% from RMB517.6 million in 2020 to RMB1.3 billion (US$203.8 million) in 2021.

FINANCIAL INFORMATION

Adjusted Net Loss (Non-GAAP Financial Measure)
Our adjusted net loss (non-GAAP financial measure) increased by 122.4% from RMB337.5 million in 2020 to RMB750.4 million (US$117.8 million) in 2021.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenue
	For the Year Ended December 31,
	2019	2020	Change
	RMB	RMB	RMB	%
	(in thousands, except percentages)
Revenue
Advertising	577,424	843,284	265,860	46.0
Paid membership	87,997	320,471	232,474	264.2
Content-commerce solutions	641	135,813	135,172	—
Others	4,449	52,628	48,179	1,082.9
Total	670,511	1,352,196	681,685	101.7
Our revenue increased substantially from RMB670.5 million in 2019 to RMB1.4 billion in 2020.
Advertising.   Advertising revenue increased by 46.0% from RMB577.4 million in 2019 to RMB843.3 million in 2020. The increase was primarily driven by a 42.7% increase in average MAUs from 48.0 million in 2019 to 68.5 million in 2020 as a result of the continued growth of our user base, as well as an increase of advertising revenue per MAU from RMB12.0 to RMB12.3, despite that the COVID-19 pandemic had a negative impact on the expenditure of some of our merchants and brands in the first half of 2020.
Paid Membership.   Paid membership revenue increased significantly from RMB88.0 million in 2019 to RMB320.5 million in 2020, primarily due to the increase in our MAUs as well as the paying ratio. The paying ratio increased from 1.2% in 2019 to 3.4% in 2020, reflecting the deepening penetration of the paid membership business among our users.
Content-Commerce Solutions.   We formally launched content-commerce solutions in early 2020 and generated a revenue of RMB135.8 million in 2020, compared to a revenue of RMB0.6 million in 2019.
Others.   Other revenue increased substantially from RMB4.4 million in 2019 to RMB52.6 million in 2020, primarily due to the introduction and growth of vocational training and e-commerce services.
Cost of Revenue
	For the Year Ended December 31,
	2019	2020	Change
	RMB	RMB	RMB	%
	(in thousands, except percentages)
Cost of revenue
Cloud service and bandwidth costs	178,353	226,684	48,331	27.1
Content and operational costs	76,713	204,397	127,684	166.4
Staff costs	58,296	75,412	17,116	29.4
Payment processing costs	13,118	39,536	26,418	201.4
Others	31,761	48,370	16,609	52.3
Total	358,241	594,399	236,158	65.9

FINANCIAL INFORMATION

Our cost of revenue increased by 65.9% from RMB358.2 million in 2019 to RMB594.4 million in 2020. The increase was primarily attributable to (i) an increase in content and operational costs of RMB127.7 million, which mainly includes the content-related cost and execution cost for advertising service incurred due to our expansion in advertising and paid membership services as well as our content offerings, (ii) an increase in cloud service and bandwidth costs of RMB48.3 million due to our growth in user traffic, (iii) an increase in payment processing costs of RMB26.4 million due to the expansion of paid membership business and the corresponding payment made by our subscribing members, and (iv) an increase in staff costs of RMB17.1 million due to our increased headcount.
Gross Profit and Gross Profit Margin
	For the Year Ended December 31,
	2019	2020	Change
	RMB	RMB	RMB	%
	(in thousands, except percentages)
Gross profit	312,270	757,797	445,527	142.7
Gross profit margin	46.6%	56.0%	—	—
Our gross profit in 2019 and 2020 was RMB312.3 million and RMB757.8 million, respectively, and our gross profit margin was 46.6% and 56.0%, respectively. The increase in gross profit margin is primarily due to our improved operating efficiency, such as in cloud service and bandwidth and payment processing.
Operating Expenses
	For the Year Ended December 31,
	2019	2020	Change
	RMB	RMB	RMB	%
	(in thousands, except percentages)
Operating expenses
Selling and marketing expenses	766,465	734,753	(31,712)	(4.1)
Research and development expenses	351,012	329,763	(21,249)	(6.1)
General and administrative expenses	253,268	296,162	42,894	16.9
Total	1,370,745	1,360,678	(10,067)	(0.7)
Selling and Marketing Expenses.   Our selling and marketing expenses decreased by 4.1% from RMB766.5 million in 2019 to RMB734.8 million in 2020, primarily due to a decrease in promotion and advertising expenses of RMB31.2 million, as many of the regular or scheduled offline marketing events in China were canceled or delayed in 2020 due to the COVID-19 pandemic.
Research and Development Expenses.   Our research and development expenses decreased by 6.1% from RMB351.0 million in 2019 to RMB329.8 million in 2020, primarily due to a decrease in share-based compensation expenses of RMB13.4 million, which was due to the front-loading feature of graded vesting method for share-based compensation expenses.
General and Administrative Expenses.   Our general and administrative expenses increased by 16.9% from RMB253.3 million in 2019 to RMB296.2 million in 2020, primarily due to an increase in share-based compensation expenses of RMB15.0 million as we granted options to officers of our company.
Loss from Operations
As a result of the foregoing, we had a loss from operations of RMB602.9 million in 2020, in comparison with a loss from operations of RMB1.1 billion in 2019.

FINANCIAL INFORMATION

Investment Income
Our investment income increased from RMB25.0 million in 2019 to RMB56.1 million in 2020, primarily due to an increase in income from wealth management products that we held for cash management purpose.
Interest Income
Our interest income decreased by 13.7% from RMB28.7 million in 2019 to RMB24.8 million in 2020, primarily due to a decrease in the principal amount of our term deposits.
Fair Value Change of Financial Instrument
We had a loss of RMB68.8 million from fair value change of financial instrument in 2020, in comparison with an income of RMB7.1 million from fair value change of financial instrument in 2019. This change reflected the effect of foreign exchange fluctuation regarding certain contribution placed onshore by one of our shareholders in connection with our financing activities during the period.
Exchange (Losses)/Gains
We had exchange gains of RMB62.7 million in 2020, in comparison with exchange losses of RMB9.2 million in 2019, as a result of fluctuations of the exchange rates of Renminbi against U.S. dollars.
Others, Net
Our net other gains increased from RMB2.7 million in 2019 to RMB11.7 million in 2020 primarily due to increases in non-operating income and government subsidies.
Loss Before Income Tax
Primarily as a result of the foregoing, our loss before income tax in 2020 was RMB516.5 million, decreased by 48.6% from RMB1.0 billion in 2019.
Income Tax Expenses
Our income tax expense increased from RMB40 thousand in 2019 to RMB1.1 million in 2020.
Net Loss
As a result of the foregoing, our net loss decreased by 48.5% from RMB1.0 billion in 2019 to RMB517.6 million in 2020.
Adjusted Net Loss (Non-GAAP Financial Measure)
Our adjusted net loss (non-GAAP financial measure) decreased by 59.1% from RMB824.5 million in 2019 to RMB337.5 million in 2020.
DISCUSSION OF CERTAIN KEY BALANCE SHEET ITEMS
The following table sets forth selected information from our consolidated balance sheets as of the dates indicated, which have been extracted from our audited consolidated financial statements included in Appendix I.

FINANCIAL INFORMATION

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Total current assets	3,901,952	3,720,166	8,334,165	1,307,813
Total non-current assets	82,354	41,275	471,000	73,909
Total assets	3,984,306	3,761,441	8,805,165	1,381,722
Total current liabilities	763,040	1,014,568	1,897,714	297,793
Total non-current liabilities	2,893	—	169,302	26,567
Total liabilities	765,933	1,014,568	2,067,016	324,360
Net assets	3,218,373	2,746,873	6,738,149	1,057,362
Total mezzanine equity	7,210,614	7,891,348	—	—
Total shareholders’ (deficit)/equity	(3,992,241)	(5,144,475)	6,738,149	1,057,362
Total liabilities, mezzanine equity and shareholders’ equity	3,984,306	3,761,441	8,805,165	1,381,722
The following table sets forth our current assets and current liabilities as of the dates indicated.
	As of December 31,
	2019	2020	2021		As of February 28, 2022
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
					(unaudited)
Current assets:
Cash and cash equivalents	900,350	957,820	2,157,161	338,506	2,547,786	399,803
Term deposits	1,151,073	1,092,921	2,815,509	441,815	1,849,876	290,286
Short-term investments	1,492,180	1,046,000	2,239,596	351,441	2,656,056	416,793
Trade receivables	245,943	486,046	831,628	130,501	843,454	132,356
Amounts due from related parties	5,931	13,843	18,196	2,855	22,286	3,497
Prepayments and other current assets	106,475	123,536	272,075	42,695	274,295	43,044
Total current assets	3,901,952	3,720,166	8,334,165	1,307,813	8,193,753	1,285,779
Current liabilities:
Accounts payable and accrued liabilities	287,041	501,848	1,026,534	161,086	1,062,693	166,760
Salary and welfare payables	206,840	231,847	313,676	49,223	321,121	50,391
Taxes payable	7,046	7,066	66,184	10,386	17,654	2,770
Contract liabilities	107,128	159,995	239,757	37,623	245,437	38,514
Amounts due to related parties	96,185	45,983	83,591	13,117	82,419	12,933
Short term lease liabilities	22,747	2,893	40,525	6,359	41,888	6,573
Other current liabilities	36,053	64,936	127,447	19,999	116,211	18,237
Total current liabilities	763,040	1,014,568	1,897,714	297,793	1,887,423	296,178
Net current assets	3,138,912	2,705,598	6,436,451	1,010,020	6,306,330	989,601
Our net current assets increased from RMB2.7 billion as of December 31, 2020 to RMB6.4 billion (US$1.0 billion) as of December 31, 2021, primarily due to (i) an increase of RMB1.7 billion

FINANCIAL INFORMATION

(US$270.3 million) in term deposits, (ii) an increase of RMB1.2 billion (US$188.2 million) in cash and cash equivalents, and (iii) an increase of RMB1.2 billion (US$187.3 million) in short-term investments.
Our net current assets decreased from RMB3.1 billion as of December 31, 2019 to RMB2.7 billion as of December 31, 2020, primarily due to (i) a decrease of RMB446.2 million in short-term investments, (ii) an increase of RMB214.8 million in accounts payable and accrued liabilities, and (iii) a decrease of RMB58.2 million in term deposits, partially offset by an increase of RMB240.1 million in trade receivables.
Short-Term Investments
Short-term investments mainly include investments in financial instruments with a variable interest rate indexed to performance of underlying assets for cash management purposes. From the cash management and risk control perspective, we diversify our investment portfolios and mainly purchase low risk products from reputable banks in China and overseas and prefer those products with high liquidity. We prudently manage our short-term investments portfolio and their respective term to ensure that we have short-term investments readily convertible into cash from time to time in the event that there is a need for liquidity. Our short term investments decreased from RMB1.5 billion as of December 31, 2019 to RMB1.0 billion as of December 31, 2020, primarily due to a decrease in redeemable and low-risk investment products purchased at major banks in China and overseas, and further increased to RMB2.2 billion (US$351.4 million) as of December 31, 2021 primarily due to an increase in redeemable and low-risk investment products purchased at major banks in China using proceeds from our initial public offering in the United States.
Trade Receivables
Trade receivables primarily consist of outstanding amounts payable by third parties. Our trade receivables increased from RMB245.9 million as of December 31, 2019 to RMB486.0 million as of December 31, 2020 and further increased to RMB831.6 million (US$130.5 million) as of December 31, 2021, primarily due to the increase in revenues relating to our advertising services due from third parties. As of February 28, 2022, RMB217.3 million (US$34.1 million), or 24.4%, of our trade receivables as of December 31, 2021 were settled. We applied ASC Topic 326 to measure current expected credit losses for all trade receivables. We recorded provision of allowance for expected credit losses of trade receivables of RMB11.9 million, RMB27.9 million, and RMB58.6 million (US$9.2 million) as of December 31, 2019, 2020, and 2021, respectively. Details of the provision of allowance for expected credit losses of trade receivables are disclosed in Note 4 of Accountant’s Report set out in Appendix I.
We primarily allow a settlement term ranging from 60 to 120 days pursuant to our agreements with our trade partners. Aging analysis of trade receivables (net of allowance for expected credit losses of trade receivables) based on recognition date is as follows:
	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Up to three months	151,992	319,785	495,638	77,777
Three to six months	57,217	120,953	219,410	34,430
Six months to one year	37,236	56,136	124,725	19,572
Over one year	11,360	17,069	50,450	7,917
Less: allowance for expected credit losses of trade receivables	(11,862)	(27,897)	(58,595)	(9,195)
Total	245,943	486,046	831,628	130,501
The following table sets forth our trade receivables turnover days for the periods indicated:
	For the Year Ended December 31,
	2019	2020	2021
Trade receivables turnover days	119	99	81

FINANCIAL INFORMATION

Note:
(1)
Trade receivables turnover days for a period equals the average of the opening and closing trade receivables balance divided by revenue for the same period and multiplied by 365 days for a full-year period.

Our trade receivables turnover days in 2019, 2020, and 2021 were 119 days, 99 days, and 81 days, respectively. The decrease was primarily due to the increase in revenues relating to our paid membership services due from third parties.
Prepayment and Other Current Assets
Prepayment and other current assets primarily comprise deductible input value-added tax, prepayment for marketing cost and other operational expenses, derivative asset, prepaid content cost, interest income receivable and other current deposits. The following table sets forth our prepayment and other current assets as of the dates indicated:
	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Prepayments and Other Current Assets
Deductible input value-added tax	72,479	46,689	29,567	4,640
Prepayment for marketing expenses and other operational expenses	10,306	52,800	70,628	11,083
Derivative asset	7,132	—	—	—
Prepaid content cost	6,885	8,441	35,204	5,524
Other receivable related to exercise of employee options	—	—	94,264	14,792
Interest income receivable	4,844	364	15,303	2,401
Rental and other deposits	2,826	10,583	19,336	3,034
Others	2,003	4,659	7,773	1,221
Total	106,475	123,536	272,075	42,695
Our prepayment and other current assets increased from RMB106.5 million as of December 31, 2019 to RMB123.5 million as of December 31, 2020 primarily due to increase in prepayment for marketing expense and other operational expenses, partially offset by decrease in deductible input value-added tax and further increased to RMB272.1 million (US$42.7 million) as of December 31, 2021, primarily due to increase in receivable related to exercise of employee options and prepaid content cost, partially offset by decrease in deductible input value-added tax.
Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities represent (i) accrued sales rebates, (ii) operational costs payables and accruals, and (iii) marketing expenses payables and accruals. The following table sets forth our accounts payable and accrued liabilities as of the dates indicated:

FINANCIAL INFORMATION

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Accrued sales rebates	92,951	166,644	247,615	38,856
Operational costs payables and accruals	27,647	148,387	386,354	60,628
Marketing expenses payables and accruals	156,447	166,531	315,806	49,557
Others	9,996	20,286	76,759	12,045
Total	287,041	501,848	1,026,534	161,086
Accounts payable and accrued liabilities increased from RMB287.0 million as of December 31, 2019 to RMB501.8 million as of December 31, 2020, and further increased to RMB1,026.5 million (US$161.1 million) as of December 31, 2021, primarily due to increase in marketing expenses payables and accruals, operational costs payables and accruals and accrued sales rebate. As of February 28, 2022, we settled RMB456.8 million, or 44.5%, of the RMB1,026.5 million (US$161.1 million) accounts payable and accrued liabilities as of December 31, 2021.
Salary and Welfare Payables
Salaries and welfare payables increased from RMB206.8 million as of December 31, 2019 to RMB231.8 million as of December 31, 2020, and further increased to RMB313.7 million (US$49.2 million) as of December 31, 2021, primarily due to our increased headcount.
Contract Liabilities
Contract liabilities primarily relate to the payments received for advertising services, paid content services, and content-commerce solutions in advance of performance under the contract.
Our contract liabilities increased from RMB107.1 million as of December 31, 2019 to RMB160.0 million as of December 31, 2020, and further increased to RMB239.8 million (US$37.6 million) as of December 31, 2021, primarily due to increase in revenues related to paid membership and content-commerce solutions.
LIQUIDITY AND CAPITAL RESOURCES
During the Track Record Period and up to the Latest Practicable Date, we have financed our operations primarily through cash generated by historical equity financing. We had cash and cash equivalents, term deposits, and short-term investments of RMB3.5 billion, RMB3.1 billion, and RMB7.4 billion (US$1.2 billion) as of December 31, 2019, 2020, and 2021, respectively.
After this [REDACTED], we may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
Substantially all of our revenues have been, and we expect will likely to continue to be, denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans

FINANCIAL INFORMATION

denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.
Although we consolidate the results of our variable interest entities and their subsidiaries, we only have access to the assets or earnings of our variable interest entities and their subsidiaries through contractual arrangements. See “Contractual Arrangements.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.”
During the Track Record Period and up to the Latest Practicable Date, we financed our operations primarily through cash generated from equity financing. We had cash and cash equivalents, term deposits, and short-term investments of RMB3.5 billion, RMB3.1 billion, and RMB7.4 billion (US$1.2 billion) as of December 31, 2019, 2020, and 2021, respectively. Overall, as we continue to grow in scale, we expect to further benefit from operating leverage of the Zhihu community, which in turn will lead to decreases in our costs and operating expenses as percentages of our total revenues. With continuing growth of user base and revenue scale across different monetization channels, we can further improve our net margin and achieve profitability.
Our Directors are of the opinion that, taking into account the cash and cash equivalents on hand and the financial resources available to us, we have sufficient working capital for our present requirement, which is, for at least the next 12 months from the date of this document.
Cash Flows
The following table sets forth a summary of our cash flows for the periods indicated.
	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities(1)	(715,522)	(244,421)	(440,234)	(69,084)
Net cash (used in)/generated from investing activities	(2,102,488)	430,113	(3,136,503)	(492,185)
Net cash generated from financing activities	2,997,575	9,286	4,876,247	765,190
Effect of exchange rate changes on cash and cash equivalents	7,491	(137,508)	(100,169)	(15,718)
Net increase in cash and cash equivalents	187,056	57,470	1,199,341	188,203
Cash and cash equivalents at the beginning of the year	713,294	900,350	957,820	150,303
Cash and cash equivalents at the end of the year	900,350	957,820	2,157,161	338,506

Note:
(1)
The following table sets forth the reconciliation of net cash used in operating activities for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash flow used in operating activities before changes in operating assets and liabilities	(800,939)	(234,362)	(731,638)	(114,811)
Changes in operating assets and liabilities	85,417	(10,059)	291,404	45,727
Net cash used in operating activities	(715,522)	(244,421)	(440,234)	(69,084)
Operating Activities
For the year ended December 31, 2021, net cash used in operating activities was RMB440.2 million (US$69.1 million), which was primarily attributable to our net loss of RMB1.3 billion (US$203.8 million), as

FINANCIAL INFORMATION

adjusted by deducting a fair value change of financial instrument of RMB27.8 million, an accrued investment income of short-term investments of RMB6.4 million and a deferred income tax of RMB1.1 million, adding back other non-cash items of RMB602.5 million, which primarily comprised share-based compensation expenses of RMB548.5 million and provision of allowance for expected credit losses of RMB32.6 million, and adding another RMB291.4 million released from working capital. The cash released from working capital was primarily the result of (i) an increase of RMB524.2 million in accounts payable and accrued liabilities, (ii) an increase of RMB119.8 million in lease liabilities, and (iii) an increase of RMB81.4 million in salary and welfare payables to our employees, partially offset by an increase of RMB374.7 million in trade receivables.
For the year ended December 31, 2020, net cash used in operating activities was RMB244.4 million, which was primarily attributable to our net loss of RMB517.6 million, as adjusted by deducting an accrued investment income of short-term investments of RMB2.4 million, adding back other non-cash items of RMB285.5 million, which primarily comprised share-based compensation expenses of RMB180.1 million and fair value change of financial instrument of RMB68.8 million, and deducting RMB10.1 million used for working capital. The cash used for working capital was primarily the result of (i) an increase of RMB257.1 million in trade receivables in relation to the increasing scale of our advertising business and (ii) a decrease of RMB57.9 million in net amount due to related parties, which reflected an increase in settlement of cloud service fees with service providers who are also our shareholders, which was partially offset by (y) an increase of RMB214.8 million in accounts payable and accrued liabilities and (z) an increase of RMB52.9 million in contract liabilities, both reflecting the increasing scale of our advertising business.
For the year ended December 31, 2019, net cash used in operating activities was RMB715.5 million, which was primarily attributable to our net loss of RMB1.0 billion, as adjusted by deducting an accrued investment income of short-term investments of RMB4.9 million and a gain of RMB7.1 million from unrealized fair value change of financial instrument, adding back other non-cash items of RMB215.3 million, which primarily comprised share-based compensation expenses of RMB179.7 million, and adding another RMB85.4 million released from working capital. The cash released from working capital was primarily the result of (i) an increase of RMB66.0 million in salary and welfare payables to our employees, (ii) an increase of RMB42.0 million in contract liabilities, and (iii) an increase of RMB38.6 million in accounts payable and accrued liabilities, partially offset by an increase of RMB62.6 million in trade receivables. The increase in contract liabilities, accounts payable and accrued liabilities, and trade receivables all reflect the increasing scale of our advertising business.
Investing Activities
For the year ended December 31, 2021, net cash used in investing activities was RMB3,136.5 million (US$492.2 million), which was primarily attributable to (i) purchase of short-term investments of RMB6.4 billion and (ii) purchase of term deposits of RMB4.9 billion, partially offset by proceeds of maturities of short-term investments of RMB5.2 billion and proceeds from disposal of term deposits of RMB3.0 billion.
For the year ended December 31, 2020, net cash generated from investing activities was RMB430.1 million, which was mainly attributable to (i) proceeds of maturities of short-term investments of RMB6,594.7 million and (ii) proceeds from disposal of term deposits of RMB2,319.2 million, partially offset by (y) purchases of short-term investments of RMB6,153.1 million and (z) purchases of term deposits of RMB2,328.7 million.
For the year ended December 31, 2019, net cash used in investing activities was RMB2.1 billion, which was mainly attributable to (i) purchase of short-term investments of RMB3.5 billion and (ii) purchase of term deposits of RMB1.2 billion, partially offset by proceeds of maturities of short-term investments of RMB2.3 billion.
Financing Activities
For the year ended December 31, 2021, net cash generated from financing activities was RMB4,876.2 million (US$765.2 million), which was primarily attributable to net proceeds from issuance of Class A ordinary shares upon the completion of our initial public offering.

FINANCIAL INFORMATION

For the year ended December 31, 2020, net cash generated from financing activities was RMB9.3 million, which primarily comprised proceeds received from employees in relation to share options.
For the year ended December 31, 2019, net cash generated from financing activities was RMB3.0 billion, which primarily comprised net proceeds from issuance of convertible redeemable preferred shares.
BUSINESS SUSTAINABILITY
During the Track Record Period, we incurred operating losses and net operating cash outflows.
The following table sets forth certain financial data for the periods indicated.
	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands, except percentages)
Revenue	670,511	1,352,196	2,959,324	464,382
Gross profit	312,270	757,797	1,553,901	243,840
Gross profit margin	46.6%	56.0%	52.5%	52.5%
Net loss	(1,004,220)	(517,550)	(1,298,880)	(203,823)
Net loss margin	149.7%	38.3%	43.9%	43.9%
Non-GAAP Financial Measure:
Adjusted net loss margin	123.0%	25.0%	25.4%	25.4%
Through our continued efforts in various aspects of business operations, including content accumulation and diversification, brand image, user acquisition, and research and development to build the Zhihu community, we had more flexibility to increase revenue and improve the cost and operating expense structure to enhance the profitability in the long run. Historically, our operating loss margins and net loss margins decreased from 157.8% and 149.7% in 2019 to 44.6% and 38.3% in 2020 and then increased to 47.0% and 43.9% in 2021, respectively. Our adjusted net loss margin (non-GAAP financial measure) decreased from 123.0% in 2019 to 25.0% in 2020 and then increased to 25.4% in 2021.
Our gross profit margin decreased from 56.0% in 2020 to 52.5% in 2021, primarily due to our content contribution and our continued efforts in broadening and enhancing content offerings for all of our users. The decrease in gross profit margin and increases in operating loss margin and net loss margin are primarily attributable to our continuing build-up and expansion of our content ecosystem and related content-related costs and selling and marketing expenses. This may require additional expenditures, such as advertising execution costs and content-related costs, which could lead to a decrease in gross profit margin in the near future. For example, as part of our promotion of “fulfilling content” and enhancement of content infrastructure, we continued to invest in content and content creators by content creators’ participation in content-commerce solutions and paid-membership. In addition, the rapid growth in user traffic and content portfolio have resulted, and may continue to result in the foreseeable future, in an increase in cloud services and bandwidth costs. These costs were, and will in the foreseeable future be, purposely incurred in light of Zhihu’s achievement and development stage to further enhance Zhihu’s content quality and content portfolio, promote community culture and user engagement, and solidify organic growth.
MAU is a key driver of our business growth and financial performance. We strategically plan to cultivate an organic user growth and a healthy user base through ever-growing, and diverse user-generated content, strong brand, superior user experience, and cost-efficient user acquisition strategies. As a result, our average MAUs increased from 48.0 million in 2019 to 68.5 million in 2020 and further to 95.9 million in 2021, which laid a foundation for monetization and business growth during the Track Record Period. Our revenue increased substantially from RMB670.5 million in 2019 to RMB1.4 billion in 2020 and further to RMB3.0 billion (US$464.4 million) in 2021, and our gross profit increased from RMB312.3 million in 2019 to RMB757.8 million in 2020 and further to RMB1.6 billion (US$243.8 million) in 2021.

FINANCIAL INFORMATION

The following table sets forth our unaudited quarterly revenue, quarterly average MAUs, and quarterly revenue per MAU for the periods indicated. The quarterly revenue per MAU is calculated based on our selected unaudited quarterly revenue derived from our management accounts and have not been audited. Our historical results are not necessarily indicative of the results to be expected for any future period. The following information should be read in conjunction with the consolidated financial statements included in the Accountant’s Report set forth in Appendix I, including the related notes, as well as the section headed “Financial Information.”
	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Quarterly revenue (RMB in millions)	118.0	154.6	173.9	224.0	188.2	261.4	382.8	519.8	478.3	638.4	823.5	1,019.2
Quarterly average MAUs (million)	39.2	44.3	51.7	56.9	61.8	64.5	72.2	75.7	85.0	94.3	101.2	103.3
QoQ growth of quarterly average MAUs	—	13.2%	16.5%	10.1%	8.5%	4.4%	12.0%	4.8%	12.3%	10.9%	7.3%	2.1%
YoY growth of quarterly average MAUs	—	—	—	—	57.8%	45.4%	39.8%	33.0%	37.7%	46.2%	40.1%	36.4%
Quarterly revenue per MAU (RMB)	3.0	3.5	3.4	3.9	3.0	4.1	5.3	6.9	5.6	6.8	8.1	9.9
Our quarterly average MAUs generally increased on a year-over-year basis during the Track Record Period. Although we expect our user base to continue to experience a growing trend in the near future, we may experience fluctuations of quarterly average MAUs on a quarterly basis, particularly during the fourth and first quarter of a year. For instance, on a year-over-year basis, our quarterly average MAUs in the first quarter of 2022 will continue to experience growth, but on a quarter-over-quarter basis, it may stay relatively flat or even experience a decrease compared with the quarterly average MAUs in the previous quarter, primarily attributable to the seasonality and the impact of external environment and market condition. We will continue to enhance our monetization efforts to ensure our overall business growth, and we believe that the quarter-over-quarter fluctuation of our quarterly average MAUs in the first quarter of 2022 will not affect our path to profitability. Meanwhile we will continue to enhance the monetization effectiveness and efficiency on a per-MAU basis. According to CIC, it is common for companies that were experiencing growth trend in user base to record fluctuations in average MAUs on a monthly or quarterly basis, and the general trend of MAUs of such companies had not been materially affected by such individual quarterly fluctuations. For further details, see “Business — Our Monetization.”
We have been enhancing our content-centric monetization in each of the revenue streams during the Track Record Period. For example, our content-commerce solutions were formally launched in early 2020. Despite the relatively short operating history, our content-commerce solutions have proven to be a highly effective marketing approach for merchants and brands, evidenced by an overall click-through rate multiple times higher than that of traditional advertising in the market according to CIC. In addition, our revenue from content commerce- solutions experienced approximately five times year over year growth in 2021. According to the CIC Survey, most of our clients consider content-commerce solutions to be effective marketing solutions, and therefore, merchants and brands are willing to spend more on content-commerce solutions to build a cumulative content portfolio for branding. We will continue to grow our content-commerce solutions and enhance other content-centric monetization.
Due to our success in monetization initiatives, our revenue per MAU has increased from RMB14.0 in 2019 to RMB30.9 in 2021, representing a CAGR of 48.6% or a RMB16.9 increment. We will continue to cultivate our content ecosystem and expand our user base in a cost-effective manner, to attract more users, content-creators and merchants and brands to our community, and further enhance our content-centric monetization to further increase our revenue per MAU.
We have adopted various ways to cultivate our content ecosystem, such as continued investment into content, incentivize content creation, and strategically conducting sales and marketing activities to grow our user base. The increases in our content costs (which we incur to acquire premium content and to incentivize content creation) and selling and marketing expenses (which we incur to enhance brand image and expand

FINANCIAL INFORMATION

user base) reflect our strategic decision to cultivate a comprehensive content ecosystem and a vibrant user base, enhance the content creation collaboration within the Zhihu community, and support the development of new monetization channels such as content-commerce solutions. In 2019, 2020, and 2021, our content costs per MAU were RMB1.6, RMB3.0, and RMB7.8, respectively, and our selling and marketing expenses per MAU were RMB16.0, RMB10.7, and RMB17.0, respectively. During the Track Record Period, there was an increasing trend of our content costs and selling and marketing expenses on a per-MAU basis, partially reflecting, among other things, the dynamic competitive landscape of the industry, and we had achieved increasing revenues on a per-MAU basis and a higher revenue growth rate on a per-MAU basis than content costs and selling and marketing expenses on a per-MAU basis, which generates fluctuating marginal contribution to our financial performance. In addition, we actively manage the content costs through multiple ways, including dynamically monitoring and adjusting the incentive mechanism for commercial content creators and budget allocation for content acquisition.
Our adjusted net loss margin (non-GAAP financial measure) increased from 25.0% in 2020 to 25.4% in 2021, primarily due to the decrease in the gross profit margin and the increase in selling and marketing expenses to further strengthen our brand image through omnichannel marketing activities, scenario-based promotional campaigns, and marketing personnel engagement, partially offset by enhanced control over other operating expenses. The expenditures are necessary for our expansion of infrastructure in preparation for the next stage of robust growth. Our content costs and selling and marketing expenses on a per-MAU basis may continue to increase in the near future, and believe that our overall profitability can be achieved through our commitment to effectuate a higher revenue growth on a per-MAU basis compared to our cost and expenses on a per-MAU basis. We will continue to manage our content costs that incentivize content creation in line with our business growth, pursue efficient user acquisition strategy to benefit from the UGC and PUGC on Zhihu, and monitor our selling and marketing expenses for branding to solidify our achievement and step up to the next stage of development. As we continue to invest in our algorithms, content, and marketing to retain users, we may continue to be loss-making and our path to profitability may not materialize.
Continuing to Grow Our User Base
We expand our user base over the years in multiple ways, including, among other things, our continued efforts in expanding the breadth, depth, and quality of our content portfolio, offering more diverse and attractive content offerings with a vibrant and self-reinforcing community, implementing precise and cost-effective marketing strategies by deploying multi-dimensional user acquisition, and providing superior user experience supported by investments in our technology infrastructure, resulting in better user retention and word-of- mouth spread.
We will continue to grow our user base by leveraging our strong brand, and ever-growing content, and superior user experience. Our growing user base helps us convert more content creators to generate more content on Zhihu, which further stimulates user engagements and spending. Our focus on content enables us to nurture a vibrant community, which can help realize our monetization potential over time. We will continue to expand our content and service offerings to meet the diverse needs of users, thereby attracting more users to the Zhihu community and improving users’ willingness to pay and revenue per user.
Increasing Monetization Capabilities
We plan to further improve the effectiveness of our current monetization channels and increase the spending of our merchants and brands as well as subscribing users.
Online Advertising
We generate advertising revenue primarily through paying merchants and brands. We have generally experienced lower advertising revenue in the first quarter of each year in connection with the Chinese New Year holidays as merchants and brands generally limit their budget for advertising services during the period and higher advertising revenue in second half of each year than the first half of each year. As our user base continues to grow and we deepen our understanding of users and comprehension of content, we will further

FINANCIAL INFORMATION

improve the effectiveness of online advertising based on more accurate distribution to appropriate users and more diverse content products. The increasing attractiveness of our online advertising could invite more spending by merchants and brands. This is evidenced by the increase of our advertising revenue per MAU from RMB12.0 in 2019 to RMB12.1 in 2021.
Paid Membership
We generate paid membership revenue primarily through subscription fees for the Yan Selection (鹽選) membership program. The willingness of our users to pay for premium content largely depends on its breadth, depth, and quality. We expect that our paid membership business benefits from our expanding premium content library and results in higher value for our subscribing members. As our paid membership program continues to receive wider acceptance, we will continue to improve the paying ratio, average monthly subscribing member, and average spending per subscribing member on Zhihu. For example, our average monthly subscribing members increased significantly from 0.6 million in 2019 to 2.4 million in 2020 and further to 5.1 million in 2021, and our paying ratio increased from 1.2% in 2019 to 3.4% in 2020 and further to 5.3% in 2021. Our paid membership revenue per subscribing members decreased from RMB153 in 2019 to RMB136 in 2020 and further decreased to RMB132 in 2021, due to a relatively delayed nature of paid membership revenue growth following the rapid growth of MAUs and subscribing members during the Track Record Period.
Content-Commerce Solutions
We generate content-commerce solutions revenue through paying merchants and brands. Our content-commerce solutions have demonstrated strong growth momentum. In May 2021, we also launched the Cheese platform, which strengthen the commercial content connectivity and monetization efficiency for content creators and merchants and brands. As we further expand and better understand our content and user base, we are able to provide merchants and brands with better content-centric marketing solutions and higher marketing effectiveness, which in turn will invite more merchants and brands to our community and allocate more marketing budget to our content-commerce solutions. As a result, our content-commerce solutions revenue per MAU increased from nil in 2019 to RMB2.0 in 2020, and further to RMB10.2 in 2021.
Other New Services
Leveraging our content, we will continue to explore additional content-centric monetization channels and new revenue streams. For example, we have launched our vocational training and e-commerce services to expand our service coverage and meet diverse user demands. We seek to further launch additional monetization channels to capitalize on our content operations.
Improving Operating Leverage
We intend to manage our costs and expenses level and improve margins and operating leverage.
Our costs of revenue primarily consist of content-related costs in 2021. As a UGC-based online content community, we are well positioned to effectively manage our content cost and revenue sharing mechanisms. For example, we focus on investing in content and content creators by incentivizing content creators’ participation in content-commerce solutions and paid membership. Such investment will benefit us in the long run as it further enhances the quantity and quality of content and the inter-connectivity between content creation power of the Zhihu platform and the need for content under our content-commerce solutions and premium content operations, which will solidify organic growth and bring the growth of various content-centric monetization channels to the next level. We expect our content costs as a percentage of total revenue to decrease in the foreseeable future, which helps us improve the efficiency of our cost structure with respect to content.
Our operating expenses primarily consist of selling and marketing expenses during the Track Record Period. Leveraging our strong brand, fast-growing user base, and comprehensive content, our community is increasingly attractive and thus provides us with more flexibility in managing operating expenses. Our selling

FINANCIAL INFORMATION

and marketing expenses as a percentage of our total revenue decreased from 114.3% in 2019 to 54.3% in 2020, and increased to 55.2% in 2021, respectively. Our selling and marketing expenses per average MAU and our selling and marketing expenses per net incremental MAU decreased from RMB16.0 and RMB79.0 in 2019 to RMB10.7 and RMB35.8 in 2020, respectively, reflecting the impact of the COVID-19 pandemic on our MAU growth in the first quarter of 2020. Our selling and marketing expenses per average MAU and our selling and marketing expenses per net incremental MAU further increased to RMB17.0 and RMB59.7 in 2021, primarily driven by increased spending in special promotion and advertising activities that we intentionally conducted in 2021 for enhanced branding and user acquisition, such as our ten-year anniversary event. We expect to continue to strategically incur selling and marketing expenses to further strengthen our branding and improve user acquisition to supplement our organic user growth. We will focus on highly rewarding marketing opportunities, including our theme activities and campaigns, and targeted user acquisition strategies, such as scenario-based campaigns, to further increase our user base effectively. We expect to see a lower percentage of our total revenue in the future as we continue to grow and diversify our revenue streams and improve operating efficiency.
We continue to invest in our research and development capabilities to empower key aspects of our business. We intend to further strengthen our technological infrastructure to support our content operations. We also plan to further attract and retain research and development talents. Our research and development expenses as a percentage of our total revenue decreased from 52.3% in 2019 to 24.4% in 2020, and further decreased to 20.9% in 2021. We expect that our total revenue growth rate will be higher than that of our research and development expenses in the future.
Overall, as we continue to grow in scale, we expect to further benefit from operating leverage on Zhihu. We are confident that with continued growth of user base and revenue scale across different monetization channels, we can further improve our net margin and achieve profitability. Our Directors are of the opinion that, taking into account the cash and cash equivalents on hand, and term deposits and short-term investments, we have sufficient working capital for our present requirement, which is, for at least the next 12 months from the date of this document.
In summary, our strategic incurrence of operating costs and expenses has yielded the further enhancement of our brand image and business scale. Zhihu is a leading online content community. Our Directors are of the view that our monetization strategy and the incentive provided to content creators and that the content under the content commerce solutions tailored to the needs of merchants and brands will unlikely impose any material adverse effect on the quality or authenticity of the Zhihu content. As of December 31, 2021, the Zhihu community had 490 million cumulative pieces of content, including 420 million cumulative Q&As, covering over 1,000 verticals and 1.8 million topics, as well as 55 million cumulative content creators. In the fourth quarter of 2021, Zhihu had 99.6 million average mobile MAUs, 500 million average monthly viewers, and 390 million average monthly engagements. Our revenue increased from RMB670.5 million in 2019 to RMB1.4 billion in 2020, and further to RMB3.0 billion (US$464.4 million) in 2021, representing a CAGR of 110.1% from 2019. Based on the foregoing, our Directors believe that (i) the Company’s strategies to pursue profitability, including increasing business scale, strengthening monetization capabilities, and improving financial performance, are effective, (ii) the Company’s advertising revenue may increase if the number of its MAUs increases, and (iii) the Company’s paid membership revenue will increase if the number of its subscribing members increases, and nothing has come to the Joint Sponsors’ attention that would reasonably cause them to disagree the Directors’ view.
RECONCILIATION BETWEEN U.S. GAAP AND IFRS
Our historical financial information is prepared in accordance with U.S. GAAP, which differs in certain respects from IFRS. The effects of material differences between our historical financial information prepared under U.S. GAAP and IFRS are as follows:

FINANCIAL INFORMATION

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
	(in thousands)
Net loss attributable to Zhihu Inc.’s shareholders as reported under U.S. GAAP	(1,431,001)	(1,198,284)	(1,469,465)
IFRS adjustments
Preferred shares	(2,112,719)	(2,518,553)	(7,503,996)
Issuance costs	(26,490)	—	(49,602)
Operating leases	(152)	728	(1,647)
Share-based compensation	4,489	(10,160)	4,729
Net loss attributable to Zhihu Inc.’s shareholders as reported under IFRS	(3,565,873)	(3,726,269)	(9,019,981)
	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
	(in thousands)
Total shareholders’ (deficit)/equity as reported under U.S. GAAP IFRS adjustments	(3,992,241)	(5,144,475)	6,738,149
Preferred shares	(4,975,400)	(6,584,608)	—
Issuance costs	(72,032)	(72,032)	(21,874)
Operating leases	(893)	(165)	(1,812)
Total shareholders’ (deficit)/equity as reported under IFRS	(9,040,566)	(11,801,280)	6,714,463
Classification and Measurement of Preferred Shares
Under U.S. GAAP, our preferred shares are accounted for as mezzanine equity. The mezzanine equity is initially recognized at the respective fair value at the date of issuance net of issuance costs and subsequently accreted to the redemption value of each series of preferred shares from the issuance dates to the earliest redemption dates. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.
Under IFRS, the preferred shares, which are contingently redeemable at the option of the holder, are classified as financial liabilities. The convertible redeemable preferred shares are designated as financial liabilities at fair value through profit or loss, which are initially and subsequently measured at fair value. The amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of the liability is presented in other comprehensive income/(loss); and the remaining amount of change in the fair value of the liability is presented in profit or loss.
Issuance Costs
Issuance Cost in Relation to Our IPO
Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities (“issuance costs”) may be deferred and capitalized against the gross proceeds of the offering.
Under IFRS, only those issuance costs considered directly attributable to the issuance of new shares to investors can be capitalized. Those issuance costs considered directly attributable to the listing of existing

FINANCIAL INFORMATION

shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.
Issuance Cost in Relation to Issuance of Preferred Shares
Under U.S. GAAP, each issuance of the Preferred Shares is recognized at the respective fair value at the date of issuance net of issuance costs.
Under IFRS, directly attributable transaction costs in relation to the issuance of Preferred Shares are expenses as incurred that recognized as finance costs in the consolidated statements of operations and comprehensive loss.
Operating Leases
Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the consolidated statements of operations and comprehensive loss.
Under IFRS, all leases are accounted for like finance leases where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.
Share-Based Compensation
Under U.S. GAAP, awards with performance targets met during the service period upon such as the fulfillment of a qualified successful [REDACTED] is a performance vesting condition. The fair value of such awards should not incorporate the probability of the condition vesting, but rather, recognized only when the performance condition is probable to be achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded upon the completion of the [REDACTED]. We are allowed to make an accounting policy election to account for awards forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized. We elect to account for forfeitures in the period they occur as a deduction to expense.
Under IFRS, when an award is conditional on an [REDACTED] occurring with service condition at the same time, but employee service up to the [REDACTED] date is not required, the [REDACTED] condition is a non-vesting condition which is reflected in the measurement of the fair value of such award. The shared-based compensation expenses for such awards should be recognized over the service period. In regard of forfeitures of the awards, IFRS does not allow a similar policy election as U.S. GAAP. Therefore, share-based compensation expenses have to be recognized net of estimated forfeitures.
For more details about reconciliation between U.S. GAAP and IFRS during the Track Record Period, see Note 27 to the Accountant’s Report in Appendix I.
INDEBTEDNESS
Borrowings
As of December 31, 2019, 2020, 2021, and February 28, 2022, we did not have any bank borrowings.
Lease Liabilities
Our lease liabilities are in relation to properties that we lease primarily for our offices.
The following table sets forth our lease liabilities as of the dates indicated:

FINANCIAL INFORMATION

	As of December 31,				As of February 28, 2022
	2019	2020	2021
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
					(unaudited)
Current	22,747	2,893	40,525	6,359	41,888	6,573
Non-current	2,893	—	82,133	12,888	74,693	11,721
Total	25,640	2,893	122,658	19,247	116,581	18,294
Contingent Liabilities
As of December 31, 2019, 2020, 2021, and February 28, 2022, we did not have any material contingent liabilities.
Except as discussed above, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of February 28, 2022.
CAPITAL EXPENDITURES
Our capital expenditures are primarily incurred for purchases of property, plant and equipment and purchases of intangible assets. Our total capital expenditures were RMB5.8 million in 2019, RMB2.0 million in 2020 and RMB7.4 million (US$1.2 million) in 2021. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business. The following table sets forth our capital expenditures for the periods indicated:
	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Purchase of intangible assets	1,222	—	—	—
Purchase of property, plant and equipment	4,528	1,952	7,440	1,167
Total	5,750	1,952	7,440	1,167
CONTRACTUAL OBLIGATIONS
Operating Leases Commitment
We lease various offices under non-cancellable operating lease agreements. The lease terms under those agreements are between 2 and 5 years, and a majority of them are renewable at the end of the applicable lease period at the then market rate. The following table sets forth our operating leases commitment as of the dates indicated.
	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Office building	26,328	2,954	130,666	20,504
Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

FINANCIAL INFORMATION

OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.
HOLDING COMPANY STRUCTURE
Zhihu Inc. is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and our VIE in China. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their accumulated after-tax profits, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries and our VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
MATERIAL RELATED PARTY TRANSACTIONS
We enter into transactions with our related parties from time to time. The amounts due to and from related parties as of December 31, 2019, 2020, and 2021 are all trade in nature. For more details about our related party transactions during the Track Record Period, see Note 20 to the Accountant’s Report in Appendix I.
Our Directors believe that our transactions with related parties during the Track Record Period were conducted on an arm’s length basis, and they did not distort our results of operations or make our historical results not reflective of our future performance.
DIVIDEND POLICY
We are a holding company incorporated under the laws of the Cayman Islands. As a result, the payment and amount of any future dividend will also depend on the availability of dividends received from our subsidiaries. PRC laws require that dividends be paid only out of the profit for the year calculated according to PRC accounting principles, which differ in many aspects from the generally accepted accounting principles in other jurisdictions, including U.S. GAAP. PRC laws also require foreign-invested enterprises to set aside at least 10% of its after-tax profits, if any, to fund its statutory reserves, which are not available for distribution as cash dividends. Dividend distribution to our shareholders is recognized as a liability in the period in which the dividends are approved by our shareholders or Directors, where appropriate. During the Track Record Period, no dividends have been paid or declared by us.
INFLATION
To date, inflation in China has not materially affected our results of operations. According to the PRC National Bureau of Statistics, the year-over-year percentage changes in the consumer price index for

FINANCIAL INFORMATION

December 2019, 2020, and 2021 were increases of 4.5%, 0.2%, and 1.5% respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. For example, certain operating expenses, such as employee, technology, and office related expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign Exchange Risk
Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. In addition, the value of your investment in our Shares and the ADSs will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.
The value of Renminbi against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of Renminbi to U.S. dollars. Following the removal of the U.S. dollar peg, Renminbi appreciated over 20% against U.S. dollars over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and U.S. dollars remained within a narrow band. Since June 2010, the PRC government has allowed Renminbi to appreciate slowly against U.S. dollars again, and it has appreciated over 10% since June 2010. On August 11, 2015, the People’s Bank of China, or the PBOC, announced plans to improve the central parity rate of Renminbi against U.S. dollars by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the PBOC with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollars in the future.
To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.
From time to time, we may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

FINANCIAL INFORMATION

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our audited consolidated financial information included in the Appendix I to this document.
DISTRIBUTABLE RESERVES
As of December 31, 2021, we did not have any distributable reserves.
[REDACTED]
UNAUDITED PRO FORMA STATEMENT OF ADJUSTED NET TANGIBLE ASSETS
The following unaudited pro forma statement of adjusted net tangible assets prepared in accordance with Rule 4.29 of the Listing Rules is to illustrate the effect of the [REDACTED] on our net tangible assets as of December 31, 2021 as if the [REDACTED] had taken place on that date.
The unaudited pro forma statement of adjusted net tangible assets has been prepared for illustrative purposes only and, because of its hypothetical nature, it may not provide a true picture of our net tangible assets had the [REDACTED] been completed as of December 31, 2021 or at any future date. It is prepared based on our audited consolidated net assets as of December 31, 2021 as set forth in the Accountant’s Report in Appendix I to this document, and adjusted as described below. No adjustment has been made to reflect any trading result or other transactions of us entered into subsequent to December 31, 2021. Our unaudited pro forma adjusted net tangible assets does not form part of the Accountant’s Report in Appendix I to this document.
	Audited Consolidated Net Tangible Assets Attributable to Shareholders of the Company as of December 31, 2021	Estimated [REDACTED]	Unaudited Pro Forma Adjusted Net Tangible Assets Attributable to Shareholders of the Company	Unaudited Pro Forma Adjusted Net Tangible Assets per Share
	RMB’000	RMB’000	RMB’000	RMB	HK$
	(Note 1)	(Note 2)		(Note 3)	(Note 4)
Based on [REDACTED] Shares in issue immediately prior to the [REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

FINANCIAL INFORMATION

Notes:
(1)
The audited consolidated net tangible assets attributable to shareholders of the Company as at December 31, 2021 has been extracted from the Accountant’s Report of the Group as set out in Appendix I to this document which is based on the audited consolidated net assets attributable to shareholders of the Company as at December 31, 2021 of RMB6,730,654,000 with adjustment for goodwill and intangible assets as at December 31, 2021 of RMB73,663,000 and RMB68,308,000, respectively.

(2)
In relation to the [REDACTED], the Company expects to incur [REDACTED] in an aggregate amount of approximately [REDACTED] (excluding listing expenses of approximately RMB2,000,000 which have been charged to the consolidated statements of operations and comprehensive loss prior to December 31, 2021) which mainly include professional fees to the Joint Sponsors, legal advisors, and Reporting Accountant.

(3)
The unaudited pro forma adjusted net tangible assets attributable to shareholders of the Company per Share is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that [REDACTED] Shares were issued prior to the [REDACTED] and assuming that the [REDACTED] had been completed on December 31, 2021, which includes 2,897,226 Shares issuable for little consideration but excludes 11,711,816 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Share Incentive Plans, 2,451,326 Class A Ordinary Shares issued but unvested under the Share Incentive Plans, 15,323,879 Class A Ordinary Shares issued pursuant to the vesting of options and CEO awards granted after December 31, 2021, any Shares which may be issued pursuant to the exercise of the [REDACTED], and any Shares to be issued pursuant to the Share Incentive Plans, including pursuant to the exercise of options or the vesting of restricted shares or other awards that have been or may be granted from time to time, and any issuance or repurchase and cancellation of Shares and/or ADSs by the Company, after December 31, 2021.

(4)
For the purpose of this unaudited pro forma adjusted net tangible assets per Share, the amounts stated in Renminbi are converted into Hong Kong dollars at a rate of RMB1.00 to HK$1.2240. No representation is made that Renminbi amounts have been, could have been or may be converted to Hong Kong dollars, or vice versa, at that rate.

(5)
No adjustment has been made to reflect any trading result or other transaction of our Group entered into subsequent to December 31, 2021.

NO MATERIAL ADVERSE CHANGE
After performing sufficient due diligence work that our Directors consider appropriate and after due and careful consideration, the Directors confirm that, up to the date of this document, there has been no material adverse change in our financial or trading position or prospects since December 31, 2021, being the end date of the periods reported on in the Accountant’s Report included in Appendix I to this document.
DISCLOSURE UNDER RULES 13.13 TO 13.19 OF THE LISTING RULES
Our Directors confirm that, except as otherwise disclosed in this document, as of the Latest Practicable Date, there was no circumstance that would give rise to a disclosure requirement under Rules 13.13 to 13.19 of the Listing Rules.

CONNECTED TRANSACTIONS

The following section sets forth sets forth supplemental information concerning connected transactions pursuant to the Hong Kong Stock Exchange Listing Rules.
Pursuant to Chapter 14A of the Listing Rules, the following transactions that we enter into with our connected persons will constitute connected transactions upon the Listing.
OUR CONNECTED PERSONS
The table below sets forth parties who will become our connected persons upon Listing and the nature of their relationship with our Company. We have entered into certain transactions which will constitute our continuing connected transactions following the Listing with the following connected persons:
Name	Connected relationship
Shenzhen Tencent Computer Systems Company Limited (深圳市騰訊計算機系統有限公司) (“Tencent Computer”)
Tencent Computer is a subsidiary of Tencent (together with its affiliated companies but excluding the China Literature Group (defined below), the “Represented Tencent Group”). Tencent is one of our substantial shareholders.

Yueting Information Technology(Shanghai) Co., Ltd. (閱霆信息技術(上海)有限公司) (“Shanghai Yueting”)
Shanghai Yueting is a subsidiary of China Literature Limited (HKEX: 772) (together with its subsidiaries and consolidated affiliated entities, the “China Literature Group”), which is a subsidiary of Tencent. Tencent is one of our substantial shareholders.

SUMMARY OF OUR CONTINUING CONNECTED TRANSACTIONS
We have entered into the following transactions that will constitute continuing connected transactions under Rule 14A.31 of the Listing Rules upon Listing:
				Proposed Annual Cap for the Year Ending December 31, (RMB)
	Transaction	Applicable Listing Rule	Waiver sought	2022	2023	2024
	Partially-exempt continuing connected transactions
1.	Provision of Advertising Services by our Group to the Represented Tencent Group	Rule 14A.35 Rule 14A.76(2) Rule 14A.105	Announcement	36,000,000	47,000,000	61,000,000
2.	Literary Content Cooperation with China Literature Group	Rule 14A.35 Rule 14A.76(2) Rule 14A.105	Announcement	7,500,000	9,000,000	10,800,000
	Non-exempt continuing connected transactions
3.	Provision of Cloud Services and Technical Services by the Represented Tencent Group to our Group	Rule 14A.35 Rule 14A.36 Rule 14A.52 Rule 14A.53 Rule 14A.105	Announcement and independent shareholders’ approval, circular	150,000,000	180,000,000	216,000,000
4	Contractual Arrangements	Rule 14A.35 Rule 14A.36 Rule 14A.52 Rule 14A.53 Rule 14A.105	Announcement and independent shareholders’ approval, circular, annual cap, limiting the term to three years	N/A	N/A	N/A

CONNECTED TRANSACTIONS

PARTIALLY-EXEMPT CONTINUING CONNECTED TRANSACTIONS
1.   Advertising Services
On April 6, 2022, Zhizhe Sihai (for itself and on behalf of other members of our Group) entered into a framework agreement (the “Tencent Framework Agreement”) with Tencent Computer to regulate (a) the provision of advertising services by our Group, and (b) the provision of cloud services and technical services by the Represented Tencent Group following the Listing.
The initial term of the Tencent Framework Agreement will commence on the Listing Date and end on December 31, 2024 (both days inclusive). Separate underlying agreements will be entered into, which will set out the precise scope of services, service fees calculation, method of payment and other details of the service arrangement in the manner provided in the Tencent Framework Agreement.
Pursuant to the Tencent Framework Agreement, we will:
(a)
provide advertising services to the Represented Tencent Group by displaying online advertisement materials provided by the Represented Tencent Group or creating and displaying collaborative content on our online platforms;

(b)
provide advertising services through the You Liang Hui (優量匯) platform or other digital advertising platforms operated by the Represented Tencent Group (“Tencent Advertising Platforms”) by displaying online advertisement materials for the advertising partners of Tencent Advertising Platforms on our online platforms. The Tencent Advertising Platforms are platforms that connect buyers (i.e. the advertising partners) and suppliers of digital advertising resources. Through such platforms, Tencent cooperates with and distributes to advertising partners advertising resources provided by suppliers that use such platforms. We participate in such platforms as a supplier of advertising services and display on our online platforms the advertisement materials for the advertising partners connected through such platforms.

In return for the advertising services provided by us, the Represented Tencent Group will pay us service fees in the following manner:
(a)
For advertising services to the Represented Tencent Group, the service fees will be determined based on arm’s length negotiation between the parties based on the Zhihu Brand Advertisement Quotation Sheet (知乎品牌廣告刊例報價單) our Group issues from time to time. Our Zhihu Brand Advertisement Quotation Sheet sets out standard fixed prices for advertising services based on the platform (e.g. website, mobile site or App), type and format of the advertisement (e.g. launch screen, banner, video, graphic, text etc.), and position of the advertisement (e.g. on the main page or recommended page or in a question list etc.). The Zhihu Brand Advertisement Quotation Sheet applies to all our advertising services customers, including the Represented Tencent  Group and other independent third parties.

(b)
For displaying online advertisement materials of the users of Tencent Advertising Platforms, the cost shall be determined based on arm’s length negotiation between the parties.

Reasons for the transaction
Provision of online advertising services through our Zhihu platforms is part of our ordinary business. The Represented Tencent Group is one of our valued long-term customers of our advertising services and we expect to continue to provide advertising services to the Represented Tencent Group following the Listing.
Pricing policy
The service fees to be charged by us for provision of advertising services to the Represented Tencent Group and through Tencent Advertising Platforms will be determined based on arm’s length negotiation between the parties and, where applicable, in accordance with the Zhihu Brand Advertisement Quotation Sheet

CONNECTED TRANSACTIONS

we issue from time to time. We will only enter into a specific advertising service agreement under the Tencent Framework Agreement if (i)the terms and conditions are fair and reasonable and based on normal or no less favorable commercial terms as compared to our provision of similar advertising services to other customers who are independent third parties; and (ii) it is in the best interests of our Company and the Shareholders as a whole.
Historical amounts, annual caps and basis of annual caps
For the years ended December 31, 2019, 2020 and 2021, the aggregate amounts of advertising services provided to the Represented Tencent Group (including Sogou Inc. and its subsidiaries for the years ended December 31, 2019, 2020 and 2021) and through Tencent Advertising Platforms amounted to approximately RMB17.1 million, RMB30.5 million and RMB23.2 million, respectively.
For the years ending December 31, 2022, 2023 and 2024, the relevant annual caps for the provision of advertising services are expected to be RMB36 million, RMB47 million and RMB61 million, respectively.
The annual caps were determined taking into account the following key factors:
(a)
the aforesaid historical transaction amounts and the existing agreements between our Group and the Represented Tencent Group;

(b)
the expected demand of the Represented Tencent Group for our advertising services based on its advertising strategy and budget which is expected to increase approximately 30% per year for the coming three years; and

(c)
our expected allocation of our advertising resources.

Our Directors consider that the proposed annual caps are fair and reasonable.
Listing Rules implications
Since the highest of the applicable percentage ratios calculated under Chapter 14A of the Listing Rules will be 0.1% or more but less than 5%, pursuant to Rule 14A.76(2) of the Listing Rules, the advertising services contemplated under the Tencent Framework Agreement will be exempt from the circular (including the opinion and recommendation from an independent financial advisor) and the independent shareholders’ approval requirements, but are subject to the announcement requirements under Rule 14A.35 of the Listing Rules and the annual reporting requirements under Rules 14A.49, 14A.71 and 14A.72 of the Listing Rules.
2.   Literary Content Cooperation with the China Literature Group
On April 7, 2022, Zhizhe Tianxia (for itself and on behalf of other members of our Group) entered into a framework agreement (the “China Literature Framework Agreement”) with Shanghai Yueting (for itself and on behalf of the China Literature Group) to regulate the parties’ literary content cooperation following the Listing. The initial term of the China Literature Framework Agreement will commence on the Listing Date and end on December 31, 2024 (both days inclusive). Separate underlying agreements will be entered into which will set out the precise scope of cooperation, pricing terms, method of payment and other details of the cooperation pursuant to the China Literature Framework Agreement.
Pursuant to the China Literature Framework Agreement, the China Literature Group shall grant us the information network transmission rights (信息網絡傳播權) in the PRC (the “License”) in respect of literary content over which the China Literature Group owns the relevant intellectual property rights (including but not limited to proprietary literary works of the China Literature Group and literary works owned by third parties which have been licensed to the China Literature Group for further dissemination)(the “Authorized Works”); and we shall display the Authorized Works (and/or promotion pages thereof and/or links thereto) on our online platforms so that the users of our online platforms may be directed to purchase paid subscription services in respect of the Authorized Works.

CONNECTED TRANSACTIONS

In return for the abovementioned License, we shall pay the China Literature Group fees in one or a combination of the following methods:
(a)
fixed payment(s), the amount of which shall be determined based on arm’s length negotiation between the parties based on factors including but not limited to the following: (i) the scope or amount of the Authorized Works and duration of the License; (ii) nature and popularity of the Authorized Works; (iii) the market price for similar literary works subject to similar licensing terms; (iv) an estimated “benchmark” amount calculated as the projected total income to be generated from the Authorized Works through our online platforms multiplied by a market revenue sharing percentage;

(b)
revenue sharing between the parties: the amount payable to the China Literature Group shall be determined in accordance with the following formula:

Distributable proceeds x revenue sharing percentage
Distributable proceeds refers to the aggregate revenue generated from users purchasing paid services in respect of the Authorized Works through our online platforms, with certain expenses deducted. The revenue sharing percentage shall be determined based on arm’s length negotiation between the parties based on factors including but not limited to (i) the nature and popularity of the Authorized Works; and (ii) the market practice for similar literary works and similar licensing arrangement in the industry, including those our Group and the China Literature Group each has carried out with independent third parties; and
(c)
the “membership method”: the amount payable to the China Literature Group shall be determined in accordance with the following formula:

Distributable membership income x revenue sharing percentage
Distributable membership income refers to the total paid membership income received that is attributable to the Authorized Works as displayed on our online platforms, with certain expenses deducted. The amount of membership income attributable to the Authorised Works is calculated based on the number of valid views of the Authorised Works as compared with the number of valid views of all literary works in the members’ library. The revenue sharing percentage shall be determined based on arm’s length negotiation between the parties based on factors including but not limited to (i) the nature and popularity of the Authorized Works; and (ii) the market practice for similar literary works and similar licensing arrangement in the industry, including those our Group and the China Literature Group each has carried out with independent third parties.
Reasons for the transaction
China Literature is a well-recognized literary platform in China and is one of our licensed premium content wholesale suppliers. Cooperating with China Literature to distribute quality literary content on our Zhihu platforms allows us to continuously and efficiently enrich our licensed premium content portfolio.
Pricing policy
Before entering into any literary content cooperation agreement pursuant to the China Literature Framework Agreement, we will review and compare the proposed Authorized Works and the terms and conditions with those offered by other literary content providers who are independent third parties. The pricing will be agreed by the parties through arm’s length negotiations and we will take into account a number of factors, including but not limited to (i) the nature and popularity of the Authorized Works; and (ii) the market price or revenue sharing arrangement for similar literary works subject to similar licensing terms. We will only enter into a specific agreement in respect of literary content cooperation with the China Literature Group if (i) the terms and conditions are fair and reasonable and based on normal or no less favorable commercial

CONNECTED TRANSACTIONS

terms to us than those offered by other independent third party suppliers who can provide comparable content; and (ii) it is in the best interests of our Company and the Shareholders as a whole.
Historical amounts, annual caps and basis of annual caps
For the years ended December 31, 2019, 2020 and 2021, the aggregate amounts of literary content cooperation purchased from the China Literature Group by us were approximately RMB0.1 million, RMB1.9 million and RMB5.1 million, respectively.
For the years ending December 31, 2022, 2023 and 2024, the relevant annual caps for the literary content cooperation under the China Literature Framework Agreement are expected to be RMB7.5 million, RMB9.0 million and RMB10.8 million, respectively.
The annual caps were determined taking into account the following key factors:
(a)
the aforesaid historical transaction amounts and the existing agreements between our Group and the China Literature Group; and

(b)
our budget for licensing premium content from China Literature, which is expected to increase by approximately 20% per year for the coming three years, and our strategy for enhancing subscribing member conversion rate.

Our Directors consider that the proposed annual caps are fair and reasonable.
Listing Rules implications
Since the highest of the applicable percentage ratios calculated under Chapter 14A of the Listing Rules will be 0.1% or more but less than 5%, pursuant to Rule 14A.76(2) of the Listing Rules, the literary content cooperation under the China Literature Framework Agreement will be exempt from the circular (including the opinion and recommendation from an independent financial advisor) and the independent shareholders’ approval requirements, but are subject to the announcement requirements under Rule 14A.35 of the Listing Rules and the annual reporting requirements under Rules 14A.49, 14A.71 and 14A.72 of the Listing Rules.
NON-EXEMPT CONTINUING CONNECTED TRANSACTION
1.   Cloud Services and Technical Services
Pursuant to the Tencent Framework Agreement, the Represented Tencent Group will provide cloud services and other cloud-related technical services to us for service fees. Cloud services and other cloud-related technical services include but are not limited to computing and network, cloud servers, cloud database, cloud security, monitoring and management, domain name resolution services, video services, big data and AI and other products and services.
Reasons for the transaction
We require cloud and related technical services as we operate our Zhihu platforms. Tencent is a widely used cloud service provider in China and is one of our cloud service providers. Our cooperation with Tencent had continued for many years and its facilities and service capabilities are well-suited for our business needs. In the interest of maintaining a stable and long-term supply of cloud services and considering the potential costs involved in switching cloud service suppliers, we expect to continue to purchase cloud and technical services from Tencent after the Listing.
Pricing policy
Before entering into any cloud services and technical services agreement pursuant to the Tencent Framework Agreement, we will assess our business needs and compare the terms and conditions, and services proposed by the Represented Tencent Group with those offered by other competent service providers who are

CONNECTED TRANSACTIONS

independent third parties. The service fee will be reached by the parties through arm’s length negotiations based on the fee rates disclosed on the relevant official platforms or websites of the Represented Tencent Group. In addition, we will take into account a number of factors, including but not limited to (i) the quality, reliability and stability of cloud and technical services of different service providers; and (ii) their respective service fee rates. We will only enter into a cloud services and technical services agreement with the Represented Tencent Group if (i) the terms and conditions are fair and reasonable and based on normal or no less favorable commercial terms than those offered by other independent third party service providers who can provide comparable services; and (ii) it is in the best interests of our Company and the Shareholders as a whole.
Historical amounts, annual caps and basis of annual caps
For the years ended December 31, 2019, 2020 and 2021, the aggregate amounts cloud services and technical services purchased from the Represented Tencent Group by us were approximately RMB154.3 million, RMB77.3 million and RMB105.8 million, respectively.
For the years ending December 31, 2022, 2023 and 2024, the relevant annual caps for the cloud services and technical services under the Tencent Framework Agreement are expected to be RMB150 million, RMB180 million and RMB216 million, respectively.
The annual caps were determined taking into account the following key factors:
(a)
the aforesaid historical transaction amounts and the existing agreements between our Group and the Represented Tencent Group; and

(b)
the expected traffic level, content expansion and user engagement growth on our Zhihu platforms which are the drivers of our demand for cloud and technical services. We expect our demand for cloud services from the Represented Tencent Group will grow by approximately 50% from 2021 to 2022, and 20% per year for 2022-2024.

Our Directors consider that the proposed annual caps are fair and reasonable.
Listing Rules implications
Since the highest of the applicable percentage ratios calculated under Chapter 14A of the Listing Rules is expected to exceed 5%, the provision of cloud services and technical services to our Group will, upon Listing, constitute continuing connected transactions of the Company subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Listing Rules, the announcement requirement under Rule 14A.35 of the Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Listing Rules.
2.   Contractual Arrangements
As disclosed in the section headed “Contractual Arrangements,” due to regulatory restrictions on foreign ownership in the PRC, we conduct certain business through our Consolidated Affiliated Entities in the PRC.
We do not hold any controlling equity interests in our Consolidated Affiliated Entities. The Contractual Arrangements among the WFOE, our Consolidated Affiliated Entities and shareholders of our Consolidated Affiliated Entities enable us to (i) receive substantially all of the economic benefits from our Consolidated Affiliated Entities in consideration for the services provided by the WFOE to the Onshore Holdco; (ii) exercise effective control over our Consolidated Affiliated Entities through the Onshore Holdco; and (iii) hold an exclusive option to purchase all or part of the equity interests in the Onshore Holdco when and to the extent permitted by PRC laws.
See the section headed “Contractual Arrangements” for detailed terms of the Contractual Arrangements.

CONNECTED TRANSACTIONS

Listing Rules implications
For the purposes of Chapter 14A of the Listing Rules, and in particular the definition of “connected person,” the Consolidated Affiliated Entities will be treated as our Company’s wholly-owned subsidiary, and its directors, chief executives or substantial shareholders (as defined in the Listing Rules) and their respective associates will be treated as our Company’s “connected persons.”
The transactions contemplated under the Contractual Arrangements are continuing connected transactions of the Company. The highest applicable percentage ratios (other than the profits ratio) under the Listing Rules in respect of the transactions associated with the Contractual Arrangements are expected to be more than 5%. As such, the transactions will be subject to the reporting, annual review, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.
Waiver Application
Our Directors (including the independent non-executive Directors) are of the view that the Contractual Arrangements and the transactions contemplated therein are fundamental to our legal structure and business operations. Our Directors also believe that our structure, whereby the financial results of our Consolidated Affiliated Entities are consolidated into our financial statements as if they were our Company’s wholly-owned subsidiaries, and all the economic benefits of their business flows to our Group, places our Group in a special position in relation to the connected transactions rules. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by our Consolidated Affiliated Entities and any member of our Group from time to time (including Consolidated Affiliated Entities) (the “New Intergroup Agreements”) technically constitute continuing connected transactions under Chapter 14A of the Listing Rules, our Directors consider that it would be unduly burdensome and impracticable, and would add unnecessary administrative costs to our Company, for all such transactions to be subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules, including, among other things, the announcement and independent shareholders’ approval requirements.
WAIVERS
1.   Partially-exempt continuing connected transactions
In respect of the partially-exempt continuing connected transactions described above, we have applied for, and the Stock Exchange has granted us, a waiver from strict compliance with the announcement requirements under the Listing Rules.
2.   Cloud services and Technical services under the Tencent Framework Agreement
As the provision of cloud services and technical services contemplated under the Tencent Framework Agreement are expected to be carried out on a recurring basis, our Directors consider that strict compliance with the abovementioned announcement and independent Shareholders’ approval requirements will be impractical, and such requirements will lead to unnecessary administrative costs and create an onerous burden on our Group. Accordingly, we have applied to the Stock Exchange for, and the Stock Exchange has granted us, pursuant to Rule 14A.105 of the Listing Rules, waivers from strict compliance with the announcement, independent Shareholders’ approval and circular requirements under Rule 14A.35 and Rule 14A.36 of the Listing Rules in respect of the said transactions, provided that the total amount of transactions for each of the three years ending December 31, 2024 will not exceed the relevant proposed annual caps as set out in this section. Any material changes to the terms of these continuing connected transactions will be approved by independent shareholders. The independent non-executive Directors and auditors of the Company will review annually whether the transactions under the above continuing connected transactions have been entered into pursuant to the principal terms and pricing policies under the relevant framework agreements as disclosed in

CONNECTED TRANSACTIONS

this section pursuant to Rules 14A.55 to 14A.59 of the Listing Rules. The confirmation from our independent non-executive Directors and our auditors will be disclosed annually according to the requirements of the Listing Rules.
3.   Contractual Arrangements
In respect of the Contractual Arrangements and New Intergroup Agreements, we have applied for, and the Stock Exchange has granted us, waivers from strict compliance with (i) the announcement, circular and independent shareholders’ approval requirements pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement to set annual caps under Rule 14A.53 of the Listing Rules, and (iii) the requirement to limit the term to three years or less under Rule 14A.52 of the Listing Rules, for so long as our Class A Ordinary Shares are listed on the Stock Exchange subject to the following conditions.
No change without independent non-executive Directors’ approval
Save as described below, no change to the Contractual Arrangements (including with respect to any fees payable to the WFOE thereunder) will be made without the approval of our independent non-executive Directors.
No change without independent Shareholders’ approval
Save as described below, no change to the agreements governing the Contractual Arrangements will be made without the approval of our independent Shareholders. Once independent Shareholders’ approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of our Company will however continue to be applicable.
Economic benefits and flexibility
The Contractual Arrangements shall continue to enable our Group to receive the economic benefits derived by the Consolidated Affiliated Entities through (i) our Group’s options (if and when so allowed under the applicable PRC laws) to acquire, all or part of the equity interests in the Consolidated Affiliated Entities for nil consideration or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the profit generated by the Consolidated Affiliated Entities is substantially retained by our Group, such that no annual cap shall be set on the amount of service fees payable to the WFOE by our Consolidated Affiliated Entities under the Contractual Arrangements, and (iii) our Group’s right to control the management and operation of, as well as, in substance, a substantial portion of the voting rights of the Consolidated Affiliated Entities.
Renewal and reproduction
On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between, on the one hand, our Company and the subsidiaries in which our Company has direct shareholding and, on the other hand, the Consolidated Affiliated Entities, this framework may be renewed and/or reproduced without an announcement, circular, or obtaining the approval of our Shareholders (i) upon the expiry of the existing arrangements, (ii) in connection with any changes to the shareholders or directors of, or of their shareholdings in, the Consolidated Affiliated Entities, or (iii) in relation to any existing, new or acquired wholly foreign-owned enterprise or operating company (including branch company) engaging in a business similar or relating to those of our Group.
The directors, chief executive or substantial shareholders of any existing, new or acquired wholly foreign-owned enterprise or operating company (including branch company) engaging in a business similar or relating to those of our Group will, upon renewal and/or reproduction of the Contractual Arrangements, be treated as connected persons of our Group and transactions between these connected persons and our Group other than those under similar Contractual Arrangements shall comply with Chapter 14A of the Listing Rules.

CONNECTED TRANSACTIONS

This condition is subject to relevant PRC laws, regulations and approvals. Any such renewed or reproduced agreements will be on substantially the same terms and conditions as the existing Contractual Arrangements.
Ongoing reporting and approvals
We will disclose details relating to the Contractual Arrangements on an ongoing basis:
•
the Contractual Arrangements in place during each financial period will be disclosed in our Company’s annual report and accounts in accordance with the relevant provisions of the Listing Rules;

•
our independent non-executive Directors will review the Contractual Arrangements annually and confirm in our Company’s annual report that for the relevant year (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by our Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to our Group, and (iii) any new contracts entered into, renewed or reproduced between our Group and the Consolidated Affiliated Entities are fair and reasonable, or advantageous, so far as our Group is concerned and in the interests of our Shareholders as a whole;

•
our Company’s auditors will carry out review procedures annually on the transactions carried out pursuant to the Contractual Arrangements and will provide a letter to our Directors with a copy to the Stock Exchange, confirming that the transactions have been approved by our Board, have been entered into in accordance with the relevant Contractual Arrangements and that no dividends or other distributions have been made by our Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to our Group;

•
for the purpose of Chapter 14A of the Listing Rules, and in particular the definition of ‘connected person’, our Consolidated Affiliated Entities will be treated as our Company’s subsidiaries, but at the same time, the directors, chief executives or substantial shareholders of the Consolidated Affiliated Entities and their associates will be treated as connected persons of our Company as applicable under the Listing Rules (excluding for this purpose, the Consolidated Affiliated Entities themselves), and therefore transactions between these connected persons and our Group (including for this purpose, the Consolidated Affiliated Entities), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules; and

•
our Consolidated Affiliated Entities will, for so long as our Class A Ordinary Shares are listed on the Stock Exchange, provide our Group’s management and our Company’s auditors with full access to their relevant records for the purpose of reporting on the connected transactions.

DIRECTORS’ CONFIRMATION
Our Directors (including independent non-executive Directors) are of the view that: (i) the continuing connected transactions set out above have been and will be entered into in our ordinary and usual course of business on normal commercial terms or better, on terms that are fair and reasonable, and in the interests of our Company and our Shareholders as a whole; (ii) the proposed annual caps (if any) of the continuing connected transactions are fair and reasonable and in the interests of our Company and our Shareholders as a whole; and (iii) it is normal business practice for the Contractual Arrangements to be of a term greater than three years.
JOINT SPONSORS’ CONFIRMATION
Based on the documentation and data provided by the Company and participation in the due diligence and discussion with the Company, the Joint Sponsors are of the view that: (i) the continuing connected transactions set out above have been and will be entered into in the Company’s ordinary and usual course of business on normal commercial terms or better, on terms that are fair and reasonable, and in the interest of the Company and its Shareholders as a whole; (ii) the proposed annual caps (if any) of the continuing connected transactions are fair and reasonable and in the interest of the Company and the Shareholders as a whole; and (iii) it is normal business practice for the Contractual Arrangements to be of a term greater than three years.

SUBSTANTIAL SHAREHOLDERS

The following section sets forth updated and supplemental information concerning substantial shareholders in the Company’s Listing Application.
SUBSTANTIAL SHAREHOLDERS
Based on information available to our Directors, immediately following the completion of the [REDACTED] the following persons (other than a Director or chief executive of the Company) will have interests and/or short positions (as applicable) in the Shares or underlying shares of our Company which would fall to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, will be, directly or indirectly, interested in 10% or more of the nominal value of any class of our share capital carrying rights to vote in all circumstances at general meetings of our Company or any other member of our Group:
Name of substantial shareholder	Capacity/Nature of Interest	Number of Shares immediately before the [REDACTED]	Approximate percentage of shareholding in each class of share of our Company immediately before the [REDACTED](1)	Number of Shares immediately after the [REDACTED]	Approximate percentage of shareholding in each class of share of our Company after the [REDACTED](1)
Class A Ordinary Shares
Dandelion Investment Limited(2)	Beneficial interest	20,457,894	6.88%	[REDACTED]	[REDACTED]%
Image Frame Investment (HK) Limited(2)	Beneficial interest	10,617,666	3.57%	[REDACTED]	[REDACTED]%
Sogou Technology Hong Kong Limited(2)	Beneficial interest	6,991,039	2.35%	[REDACTED]	[REDACTED]%
Tencent(2)	Interest in controlled corporations	38,066,599	12.79%	[REDACTED]	[REDACTED]%
Innovation Works Development Fund.L.P.(3)	Beneficial interest	23,011,491	7.73%	[REDACTED]	[REDACTED]%
Innovation Works Holdings Limited(3)	Beneficial interest	7,556,558	2.54%	[REDACTED]	[REDACTED]%
Qiming Venture Partners III, L.P.(4)	Beneficial interest	21,522,109	7.23%	[REDACTED]	[REDACTED]%
Qiming Venture Partners Ill Annex Fund, L.P. (4)	Beneficial interest	3,995,229	1.34%	[REDACTED]	[REDACTED]%
Qiming Managing Directors Fund III. L.P.(4)	Beneficial interest	678,260	0.23%	[REDACTED]	[REDACTED]%
Qiming Corporate GP III, Ltd.(4)	Interest in controlled corporations	26,195,598	8.80%	[REDACTED]	[REDACTED]%
SAIF IV Mobile Apps (BVI) Limited(5)	Beneficial interest	21,282,465	7.15%	[REDACTED]	[REDACTED]%
Cosmic Blue Investments Limited(6)	Beneficial interest	19,975,733	6.71%	[REDACTED]	[REDACTED]%
CTG Evergreen Investment XX Limited(7)	Beneficial interest	15,331,935	5.15%	[REDACTED]	[REDACTED]%
MO Holding Ltd(8)	Beneficial interest	17,626,986	5.92%	[REDACTED]	[REDACTED]%
Class B Ordinary Shares
MO Holding Ltd(8)	Beneficial interest	19,227,592	100%	[REDACTED]	[REDACTED]%

SUBSTANTIAL SHAREHOLDERS

Notes:
(1)
The table assumes (i) the [REDACTED] becomes unconditional and the [REDACTED] are issued pursuant to the [REDACTED], (ii) the [REDACTED] is not exercised and no Shares are issued under the Share Incentive Plans, (iii) no Class B Ordinary Shares are converted into Class A Ordinary Shares, and (iv) excludes the 9,323,863 Class A Ordinary Shares (as of the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans.

(2)
Dandelion Investment Limited, a company incorporated in the British Virgin Islands, Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, and Sogou Technology Hong Kong Limited, a company incorporated in Hong Kong, are subsidiaries of Tencent (HKEX: 700).

(3)
Innovation Works Development Fund, L.P., a fund organized under the laws of the Cayman Islands. The general partner of Innovation Works Development Fund, L.P. is Innovation Works Development Fund GP, L.P., whose general partner is Innovation Works Development Fund GP, LLC. Innovation Works Development Fund GP, LLC is beneficially owned by Peter Liu and Kai-Fu Lee. Innovation Works Holdings Limited, a company incorporated in the British Virgin Islands, is wholly owned by Kai-Fu Lee.

(4)
Qiming Venture Partners III, L.P., Qiming Managing Directors Fund III, L.P., and Qiming Venture Partners III Annex Fund, L.P. are exempted limited partnerships organized under the laws of the Cayman Islands and are beneficially owned by Qiming Corporate GP III, Ltd., an exempted company incorporated in the Cayman Islands.

(5)
SAIF IV Mobile Apps (BVI) Limited, a company incorporated in the British Virgin Islands, is wholly owned by SAIF Partners IV L.P., which is ultimately controlled by Mr. Andrew Y. Yan, the managing partner of SAIF Partners.

(6)
Cosmic Blue Investments Limited, a company incorporated in the British Virgin Islands, is wholly owned by Kuaishou Technology (HKEX: 1024).

(7)
CTG Evergreen Investment XX Limited is a company incorporated in the British Virgin Islands and is wholly owned by Capital Today Evergreen Fund, L.P., whose general partner is Capital Today Evergreen GenPar LTD. Capital Today Evergreen GenPar LTD. is wholly owned by Ms. Xin Xu.

(8)
MO Holding Ltd is a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by South Ridge Global Limited, which is in turn wholly-owned by a trust that was established by Mr. Zhou (as the settlor) for the benefit of Mr. Zhou and his family. The remaining interest of MO Holding Ltd is held by Zhihu Holdings Inc., which is wholly-owned by Mr. Zhou.

Except as disclosed above, our Directors are not aware of any other person who will, immediately following the completion of the [REDACTED], have any interest and/or short positions in the Shares or underlying shares of our Company which would fall to be disclosed to the Company pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of our share capital carrying rights to vote in all circumstances at general meetings of our Company. Our Directors are not aware of any arrangement which may at a subsequent date result in a change of control of our Company or any other member of our Group.
The below table sets out the shareholding and voting rights at general meetings of our Company (except for resolutions with respect to a limited number of Reserved Matters) of our major shareholders immediately before and immediately following the completion of the [REDACTED].

SUBSTANTIAL SHAREHOLDERS

Name of major shareholder	Class B Ordinary Shares	Class A Ordinary Shares immediately before the completion of the [REDACTED]	Approximate percentage of shareholding immediately before the completion of the [REDACTED](1)	Approximate percentage of voting rights immediately before the completion of the [REDACTED](1)	Class A Ordinary Shares immediately after the completion of the [REDACTED]	Approximate percentage of shareholding immediately following the completion of the [REDACTED](1)	Approximate percentage of voting rights immediately following the completion of the [REDACTED](1)
Dandelion Investment Limited(2)	—	20,457,894	6.46%	4.18%	[REDACTED]	[REDACTED]%	[REDACTED]%
Image Frame Investment (HK) Limited(2)	—	10,617,666	3.35%	2.17%	[REDACTED]	[REDACTED]%	[REDACTED]%
Sogou Technology Hong Kong Limited(2)	—	6,991,039	2.21%	1.43%	[REDACTED]	[REDACTED]%	[REDACTED]%
Innovation Works Development Fund.L.P.(3)	—	23,011,491	7.27%	4.70%	[REDACTED]	[REDACTED]%	[REDACTED]%
Innovation Works Holdings Limited(3)	—	7,556,558	2.39%	1.54%	[REDACTED]	[REDACTED]%	[REDACTED]%
Qiming Venture Partners III, L.P.(4)	—	21,522,109	6.79%	4.39%	[REDACTED]	[REDACTED]%	[REDACTED]%
Qiming Venture Partners Ill Annex Fund, L.P.(4)	—	3,995,229	1.26%	0.82%	[REDACTED]	[REDACTED]%	[REDACTED]%
Qiming Managing Directors Fund III. L.P.(4)	—	678,260	0.21%	0.14%	[REDACTED]	[REDACTED]%	[REDACTED]%
SAIF IV Mobile Apps (BVI) Limited(5)	—	21,282,465	6.72%	4.35%	[REDACTED]	[REDACTED]%	[REDACTED]%
Cosmic Blue Investments Limited(6)	—	19,975,733	6.31%	4.08%	[REDACTED]	[REDACTED]%	[REDACTED]%
CTG Evergreen Investment XX Limited(7)	—	15,331,935	4.84%	3.13%	[REDACTED]	[REDACTED]%	[REDACTED]%
MO Holding Ltd(8)	19,227,592	17,626,986	11.64%	42.86%	[REDACTED]	[REDACTED]%	[REDACTED]%

Notes (1)-(9): See Notes (1)-(9) to the above table on the immediately preceding page.
Assuming (i) the [REDACTED] becomes unconditional and the [REDACTED] are issued pursuant to the [REDACTED], (ii) the [REDACTED] is not exercised, (iii) no Class B Ordinary Shares are converted into Class A Ordinary Shares, (iv) the 9,323,863 Class A Ordinary Shares (as of the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs have been used to satisfy the issue of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans (assuming the vesting conditions of such awards have been meet as of the time of the Listing), and (v) 1,873,356 (as of the Latest Practicable Date) Class A Ordinary Shares have been issued pursuant to the exercise or vesting of outstanding awards granted under the Share Incentive Plans that are not covered by the bulk issuance Shares mentioned in (iv) above (assuming the vesting conditions of such awards have been meet as of the time of the Listing), the shareholding of Mr. Zhou, our WVR Beneficiary, will represent approximately [REDACTED]% equity interest in our Company and approximately [REDACTED]% of the voting rights in our Company with respect to shareholder resolutions relating to matters other than the Reserved Matters.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updated and supplemental information concerning directors and senior management in the Company’s Listing Application.
DIRECTORS
Our Board consists of eight Directors, comprising three executive Directors, two non-executive Director and three independent non-executive Directors. The following table provides certain information about the Directors:
Name	Age	Position and Responsibility	Date of joining the Group	Date of appointment as a Director
ZHOU Yuan (周源)	41	Executive Director, Chairman, Chief Executive Officer and Founder, in charge of the overall strategy, product design, business development and management of our Group	May 2011	May 17, 2011
LI Dahai (李大海)	41	Executive Director and Chief Technology Officer, in charge of technology research and development of our Group	December 2015	March 25, 2021
SUN Wei (孫偉)	43	Executive Director and Chief Financial Officer, in charge of accounting and internal control functions and the investing and financing activities of our Group	November 2018	March 25, 2021
LI Zhaohui (李朝暉)	46	Non-executive Director	September 2015	September 21,2015
PENG Jiatong (彭佳曈)	37	Non-executive Director	November 2020	November 30, 2020
SUN Hanhui Sam (孫含暉)	49	Independent non-executive Director(1)	March 2021	March 25, 2021
NI Hong (also known as Hope Ni) (倪虹)	49	Independent non-executive Director(1)	March 2021	March 25, 2021
CHEN Derek	46	Independent non-executive Director(2)	Date of this document	Date of this document

Notes:
(1)
Mr. Sun and Ms. Ni are our independent directors under applicable U.S. regulations and are also independent non-executive directors for the purpose of the Hong Kong Listing Rules. We have determined that Mr. Sun qualifies as an “audit committee financial expert” under the applicable rules of the SEC and has the appropriate professional accounting or financial management experience.

(2)
The appointment of Mr. Chen as an independent non-executive Director will take effect from the date of this document.

DIRECTORS AND SENIOR MANAGEMENT

Save as disclosed below, none of the Directors had held any directorships in listed companies during the three years immediately prior to the Latest Practicable Date, there is no other information in respect of the Directors to be disclosed pursuant to Rules 13.51(2)(a) to (i)of the Listing Rules, and there is no other matter that needs to be brought to the attention of Shareholders or potential [REDACTED].
Executive Directors
Mr. Yuan Zhou (周源), aged 41, is an executive Director and our Founder, and has served as the Chairman of the Board and the Chief Executive Officer of our Company since our inception. Mr. Zhou is responsible for the overall strategy, product design, business development and management of our Group. Mr. Zhou is an entrepreneur with over 15 years of experience in internet and media. He has a deep passion and outstanding acumen and vision for China’s internet content industry. Prior to founding our Company, Mr. Zhou founded Beijing Nuobote Informational Technology Co., Ltd., a start-up company that focused on the development of big data analytics for e-commerce businesses, in October 2008 and led the business from October 2008 to November 2010. Before that, Mr. Zhou worked as a journalist for the IT Management World magazine from June 2006 to December 2007. Mr. Zhou received a bachelor’s degree in computer science and technology from Chengdu University of Technology in China in June 2003 and a master’s degree in software engineering from Southeast University in China in March 2006.
Mr. Dahai Li (李大海), aged 41, is an executive Director and has served as our Chief Technology Officer since May 2018. Mr. Li served as our senior vice president from December 2015 to April 2018. Mr. Li oversees the technology research and development of our Group. Prior to joining us, Mr. Li served in several positions, including the head of search technology, at Wandoujia, a leading app store in China, from August 2013 to December 2015. Prior to that, Mr. Li served as the engineering director at YunYun, a search engine company in China, from August 2010 to August 2013. From June 2007 to September 2010, Mr. Li served as an engineer at Google China, focusing on search engine. Mr. Li received a bachelor’s degree in mathematics and applied mathematics from Beijing University of Chemical Technology in China in July 2003 and a master’s degree in mathematics from Peking University in July 2006.
Mr. Wei Sun (孫偉), aged 43, is an executive Director and has served as our Chief Financial Officer since November 2018. Mr. Sun oversees the accounting and internal control functions and the investing and financing activities of our Group. Before joining us, Mr. Sun acted as a founding managing partner of Bochuang Capital in 2018. Prior to that, Mr. Sun served as the chief financial officer of Mia.com, an online retail platform for maternal and baby products, from September 2014 to April 2018. Prior to that, Mr. Sun successively worked for the set-up of a private equity fund and served as a director at Daiwa Capital Markets Hong Kong Limited. From April 2010 to October 2012, Mr. Sun worked as a senior vice president of ICBC International Capital Limited. From June 2006 to December 2009, Mr. Sun worked as a senior associate at Deutsche Bank, Hong Kong Branch. Mr. Sun worked with the Industrial and Commercial Bank of China from 2001 to 2003. Mr. Sun received a bachelor’s degree in economics from Xi’an Jiaotong University in China in July 2001, a master’s degree in finance from London Business School in June 2005, and an Executive MBA degree from China Europe International Business School in August 2019.
Non-executive Directors
Mr. Zhaohui Li (李朝暉), aged 46, is a non-executive Director of the Company. Mr. Li has served as our Director since September 2015. Mr. Li joined Tencent in 2011 and has worked there as the vice president and head of mergers and acquisitions department, and as the managing partner of Tencent Investment. Before joining Tencent, Mr. Li served as an investment principal at Bertelsmann Asia Investment from September 2008 to May 2010. Prior to that, Mr. Li held various positions related to product and business in Google and Nokia. Mr. Li received a bachelor’s degree in economics from Peking University in July 1998 and an MBA degree from Duke University Fuqua School of Business in May 2004.
Mr. Jiatong Peng (彭佳曈), aged 37, is a non-executive Director of the Company. Mr. Peng has served as our Director since November 2020. Since April 2020, Mr. Peng has served as a vice president at Kuaishou Technology (HKEX: 1024), a content community and social platform. From June 2018 to April 2020,

DIRECTORS AND SENIOR MANAGEMENT

Mr. Peng served as vice president at 58.com Inc. (NYSE: WUBA). Prior to that, Mr. Peng served as a director and a senior vice president at Beijing Jingxi Culture & Tourism Co., Ltd. (Shenzhen Stock Exchange: 000802), a film and television entertainment media company, from September 2015 to June 2018. From May 2011 to July 2015, Mr. Peng served as a vice president at SAIF Partners, a private equity firm. From May 2007 to May 2011, Mr. Peng worked as an associate at Bank of America Merrill Lynch. Mr. Peng received a bachelor’s degree of science in quantitative finance from the Chinese University of Hong Kong in December 2007. Mr. Peng was qualified as a CFA charter holder in September 2014.
Independent Non-Executive Directors
Mr. Hanhui Sam Sun (孫含暉), aged 49, has served as our independent director since March 2021 and was re-designated as an independent non-executive Director with effect from date of this document. Mr. Sun has served as the chairman of VSP Zhuhai Asset Management Company since January 2021. From January 2010 to September 2015, Mr. Sun assumed various positions at Qunar Cayman Islands Limited, a mobile and online travel platform then listed on Nasdaq (Nasdaq: QUNR), including serving as Qunar’s president from May 2015 to September 2015 and its chief financial officer from January 2010 to April 2015. Prior to joining Qunar, Mr. Sun was the chief financial officer of KongZhong Corporation, an online game developer and operator then listed on Nasdaq (former Nasdaq ticker: KZ), from February 2007 to February 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. Prior to that, Mr. Sun successively worked in KPMG, Microsoft China R&D Group, Maersk China Co. Ltd. and SouFun.com. Mr. Sun has served as an independent director, chairman of the audit committee and a member of the compensation committee of iQIYI Inc. (Nasdaq: IQ) since March 2018; and an independent director, chairman of the audit committee, chairman of the compensation committee and a member of the nominating and corporate governance committee of Yiren Digital Ltd. (NYSE: YRD) since December 2015. From August 2014 to July 2021, Mr. Sun served as an independent non-executive director, chairman of the audit and compliance committee and a member of the nomination committee of CAR Inc. (delisted from the Stock Exchange in July 2021; former HKEX stock code: 0699). From March 2018 to July 2019, Mr. Sun served as an independent director and chairman of the audit committee of Sunlands Technology Group (formerly known as Sunlands Online Education Group; NYSE: STG). From September 2010 to May 2019, Mr. Sun served as an independent director and the chairman of the audit committee of Fang Holdings Limited (formerly known as “SouFun Holdings Limited”; NYSE: SFUN). Mr. Sun accumulated extensive corporate governance knowledge and experience through his senior management roles and directorships described above. Mr. Sun received a bachelor’s degree in business administration from Beijing Institute of Technology in July 1993. He was qualified as a Certified Public Accountant in China in April 1998.
Ms. Hong Ni (倪虹), also known as Hope Ni, aged 49, has served as our independent director since March 2021 and was re-designated as an independent non-executive Director with effect from date of this document. Ms. Ni has served as an independent non-executive director of Acotec Scientific Holdings Limited (HKEX stock code: 6669) since August 2021, a non-executive director of Cogobuy Group (HKEX: 0400) since June 2020, and prior to that, she served as an executive director from March 2015 to June 2020. Ms. Ni has served as an independent director of Digital China Holdings Limited (HKEX: 0861) since September 2010, UCLOUDLINK GROUP INC. (Nasdaq: UCL) since June 2020, and ATA Creativity Global (Nasdaq: AACG) (including its predecessor) since January 2008. Prior to that, Ms. Ni served as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP from 1998 to 2004 in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni accumulated extensive corporate governance knowledge and experience through her senior management roles and directorships described above. Ms. Ni received a J.D. degree from University of Pennsylvania Law School in May 1998 and a bachelor’s degree in applied economics and business management from Cornell University in May 1994.
Mr. Derek Chen, aged 46, has been appointed as an independent non-executive Director with effect from the date of this document. Mr. Chen has significant experience in the private equity and fintech industries. He was a partner of TPG Capital (Beijing) Limited from September 2013 to 2019 and was responsible for Growth Equity investments in China. Prior to joining TPG Capital (Beijing) Limited, Mr. Chen worked at SAIF

DIRECTORS AND SENIOR MANAGEMENT

(Beijing) Advisors Ltd. from March 2004 with a focus on private equity and capital market investments, and he was a principal of the firm when he left in September 2009. He was a non-executive director of VCREDIT Holdings Limited (HKEX: 2003) from March 2018 to October 2019, and has been re-appointed as an independent non-executive director since December 2021. Mr. Chen accumulated extensive corporate governance knowledge and experience through his senior management roles and directorships described above. Mr. Chen received a master’s degree in business administration from Columbia Business School in 2001.
SENIOR MANAGEMENT
The following table provides information about members of the senior management of our Company:
Name	Age	Position and Responsibility	Date of joining the Group
ZHOU Yuan (周源)	41	Executive Director, Chairman, Chief Executive Officer and Founder, in charge of the overall strategy, product design, business development and management of our Group	May 2011
LI Dahai (李大海)	41	Executive Director and Chief Technology Officer, in charge of technology research and development of our Group	December 2015
SUN Wei (孫偉)	43	Executive Director and Chief Financial Officer, in charge of accounting and internal control functions and the investing and financing activities of our Group	November 2018
Mr. Yuan Zhou (周源), aged 41, is our Founder, an executive Director, Chairman of the Board and the Chief Executive Officer of our Company. For further details, please see the paragraphs headed “— Executive Directors” in this section.
Mr. Dahai Li (李大海), aged 41, is an executive Director and the Chief Technology Officer of our Company. For further details, please see the paragraphs headed “— Executive Directors” in this section.
Mr. Wei Sun (孫偉), aged 43, is an executive Director and the Chief Financial Officer of our Company. For further details, please see the paragraphs headed “— Executive Directors” in this section.
JOINT COMPANY SECRETARIES
Mr. Peng Qi (祁鵬) has been appointed as our joint company secretary with effect from December 15, 2021. Mr. Qi joined our Group in August 2020 as our General Counsel. Prior to joining our Group, Mr. Qi worked as a partner, from October 2014 to December 2019, and as an associate, from November 2011 to September 2014, at the Corporate Department of Kirkland & Ellis in its Hong Kong office. From January 2008 to September 2011, Mr. Qi worked as an associate at the Corporate Department of Skadden, Arps, Slate, Meagher & Flom in its Beijing office. Mr. Qi received his bachelor’s degree in laws in July 2003 and his corporate law master degree in July 2006 from Tsinghua University. He received his master’s degree in laws from the New York University School of Law in May 2007. Mr. Qi was qualified as a legal practitioner in the PRC in 2003, was admitted to the New York State bar in 2008 and was admitted as a solicitor of the High Court of Hong Kong in 2019.
Ms. Yee Wa Lau (劉綺華) has been appointed as our joint company secretary with effect from December 15, 2021. Ms. Lau is an Associate Director of Corporate Services of Tricor Services Limited. Ms. Lau has over 20 years of experience in the corporate secretarial field. Ms. Lau is currently the company

DIRECTORS AND SENIOR MANAGEMENT

secretary of six listed companies on the Main Board of the Hong Kong Stock Exchange, namely, BAIOO Family Interactive Limited (百奧家庭互動有限公司) (stock code: 2100), Meituan (美團) (stock code: 3690), Transmit Entertainment Limited (傳遞娛樂有限公司) (stock code: 1326), Jiayuan International Group Limited (佳源國際控股有限公司) (stock code: 2768), Everest Medicines Limited (雲頂新耀有限公司) (stock code: 1952) and Li Auto Inc. (理想汽車) (stock code: 2015). Ms. Lau is a Chartered Secretary, a Chartered Governance Professional and an Associate of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute. She obtained her bachelor’s degree in administrative management from University of South Australia in April 2003.
CORPORATE GOVERNANCE
Audit Committee
Our audit committee is in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Listing Rules, except for the terms of reference required by paragraphs C.3.3 and C.3.7 of the Corporate Governance Code. However, the charter of our audit committee complies with the rules of NYSE and the rules of the SEC. The primary duties of the audit committee are, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, review the adequacy of our internal control over financial reporting, and review all related party transactions for potential conflict of interest situations and approving all such transactions. The audit committee comprises three independent non-executive Directors, namely Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen. Mr. Sun, being the chairman of the committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.
Compensation Committee
Our compensation committee is in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Listing Rules, except for the terms of reference required by paragraph B.1.2 of the Corporate Governance Code. However, the charter of our compensation committee complies with the rules of NYSE. The primary duties of the compensation committee are to review and make recommendations to the Board of Directors with respect to director compensation, evaluate the performance of our Chief Executive Officer and Chief Financial Officer and review and make recommendations to the Board regarding the terms of their compensation, and review and approve the compensation of our other executive officers and senior management. The compensation committee comprises Mr. Hanhui Sam Sun, Mr. Yuan Zhou and Ms. Hope Ni. Mr. Sun is the chairman of the committee.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee complies with the requirements in respect of nomination committees in the Corporate Governance Code set out in Appendix 14 to the Listing Rules and with the requirements regarding corporate governance committees under Chapter 8A of the Listing Rules.
The primary duties of the nominating and corporate governance committee are, among other things:
•
in respect of its nomination functions, to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board’s committees, and develop and recommend to the Board a set of corporate governance guidelines; and

•
in respect of its corporate governance functions, to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company’s compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company.

The nominating and corporate governance committee comprises Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen. Ms. Ni is the chairwoman of the committee.

DIRECTORS AND SENIOR MANAGEMENT

In accordance with Rule 8A.30 of the Listing Rules and the Corporate Governance Code set out in Appendix 14 of the Listing Rules, the corporate governance function of our nominating and corporate governance committee as set out in its terms of reference includes:
(a)
to develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board;

(b)
to review and monitor the training and continuous professional development of Directors and senior management;

(c)
to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(d)
to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and directors;

(e)
to review the Company’s compliance with the Corporate Governance Code and disclosure in the Corporate Governance Report;

(f)
to review and monitor whether the Company is operated and managed for the benefit of all of its shareholders;

(g)
to confirm, on an annual basis, that the WVR Beneficiaries have been members of the Company’s board of Directors throughout the year and that no matters under Rule 8A.17 of the Listing Rules have occurred during the relevant financial year;

(h)
to confirm, on an annual basis, whether or not the WVR Beneficiaries have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the year;

(i)
to review and monitor the management of conflicts of interests and make a recommendation to the board of Directors on any matter where there is a potential conflict of interest between the Company, its subsidiary or consolidated affiliated entity and/or shareholder on one hand and any WVR Beneficiary on the other;

(j)
to review and monitor all risks related to the Company’s WVR structure, including connected transactions between the Company and/or its subsidiary or consolidated affiliated entity on one hand and any WVR Beneficiary on the other and make a recommendation to the board of Directors on any such transaction;

(k)
to make a recommendation to the board of Directors as to the appointment or removal of the Compliance Adviser;

(l)
to seek to ensure effective and on-going communication between the Company and its shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules; and

(m)
to report on the work of the corporate governance committee on at least a half-yearly and annual basis covering all areas of its terms of reference, including disclosing, on a comply or explain basis, its recommendations to the Board in respect of the matters in items (i) to (k) above.

Pursuant to Rule 8A.32 of the Listing Rules, the Corporate Governance Report prepared by our Company for inclusion in our interim and annual reports after Listing will include a summary of the work of the corporate governance committee for the relevant period.
Role of our Independent Non-executive Directors
Pursuant to Rule 8A.26 of the Listing Rules, the role of the independent non-executive directors of a listed company with WVR structure must include, but is not limited to, the functions described in code provisions A.6.2, A.6.7 and A.6.8 of the Corporate Governance Code. The functions of our independent non-executive Directors include:

DIRECTORS AND SENIOR MANAGEMENT

(a)
to participate in board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)
to take the lead where potential conflicts of interests arise;

(c)
to serve on the audit, compensation, nominating and corporate governance committees and other governance committees, if invited;

(d)
to scrutinize our Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting;

(e)
to give the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation;

(f)
to make a positive contribution to the development of the Company’s strategy and policies through independent, constructive and informed comments; and

(g)
to attend general meetings and developing a balanced understanding of the views of our Shareholders.

Corporate Governance Code
We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our Shareholders. In order to accomplish this, save as disclosed below, we expect to comply with the Corporate Governance Code set out in Appendix 14 of the Listing Rules after the Listing.
Pursuant to code provision A.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman and chief executive officer and Mr. Yuan Zhou currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole. For further information relating to the Company’s corporate governance measures, please see the section headed “Relationship with the Controlling Shareholders — Corporate Governance Measures.”
Management Presence
According to Rule 8.12 of the Listing Rules, we must have sufficient management presence in Hong Kong. This normally means that at least two of our executive Directors must be ordinarily resident in Hong Kong.
Since the principal business operations of our Group are conducted in Mainland China, members of our senior management are, and are expected to continue to be, based in Mainland China. Further, as our executive Directors have a vital role in our Group’s operations, it is crucial for them to remain in close proximity to our Group’s central management located in Mainland China. Our Company does not and, for the foreseeable future, will not have a sufficient management presence in Hong Kong. We have applied for, and the Stock Exchange has granted, a waiver from compliance with Rule 8.12 of the Listing Rules. For further details, see “Waivers and Exemptions — Management Presence in Hong Kong.”
Board Diversity
Our Company has adopted a board diversity policy which sets out the approach to achieve diversity of the Board. Our Company recognizes and embraces the benefits of having a diverse Board and sees increasing

DIRECTORS AND SENIOR MANAGEMENT

diversity at the Board level, including gender diversity, as an essential element in maintaining the Company’s competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent. Pursuant to the board diversity policy, in reviewing and assessing suitable candidates to serve as a director of the Company, the nominating and corporate governance committee will consider a number of aspects, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry and regional experience. Pursuant to the board diversity policy, the nominating and corporate governance committee will discuss periodically and when necessary, agree on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for adoption.
DIRECTORS’ REMUNERATION
Our Directors and senior management receive remuneration, including basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme, discretionary bonuses and share-based compensation expenses.
The aggregate amount of remuneration (including basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme, discretionary bonuses and share-based compensation expenses) for our Directors for the years ended December 31, 2019, 2020 and 2021 was approximately RMB8.3 million, RMB27.4 million and RMB319.5 million (including share-based compensation amounting to nil, RMB26.1 million and RMB286.3 million for the same periods respectively, in relation to an one-off grant of options to Mr. Zhou pursuant to the 2012 Plan in 2020), respectively.
The aggregate amount of remuneration (including basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme, discretionary bonuses and share-based compensation expenses) for the five highest paid individuals for the years ended December 31, 2019, 2020 and 2021 was approximately RMB111.5 million, RMB124.3 million and RMB383.8 million, respectively.
Save as disclosed above, no other payments have been paid or are payable, in respect of the years ended December 31, 2019, 2020 and 2021 by our Company to our Directors. No remuneration was paid to our Directors or the five highest paid individuals as an inducement to join, or upon joining, our Group. No compensation was paid to, or receivable by, our Directors or past directors for the Track Record Period for the loss of office as director of any member of our Group or of any other office in connection with the management of the affairs of any member of our Group. None of our Directors waived any emoluments during the same period.
See paragraphs headed “Statutory and General Information — Share Incentive Plans” in Appendix IV for details regarding the incentive plans for our Directors and the senior management.
Grant of CEO Award
On April 8, 2022, our Company granted a share award of 9,621,477 Class A Ordinary Shares (the “CEO Award Shares”) to Mr. Zhou (the “CEO Award”). The CEO Award was granted to recognize and reward Mr. Zhou’s significant contribution to the Company and to incentivize him to lead the Company to greater business results and to further align his interests with the goals of the Company as well as the interest of the other Shareholders.
In respect of the CEO Award Shares, Mr. Zhou has undertaken and covenanted that, unless and until the performance results targets set by the audit committee of the Board as described below (the “Performance Targets”) have been met, (a) he (including any intermediary through which he holds the CEO Award Shares) shall not offer, pledge, sell, contract to sell, lend, or otherwise transfer or dispose of, directly or indirectly, any interest in the CEO Award Shares (“Lock-up Undertaking”); and (b) he will cast votes of all of the CEO Award Shares at shareholder meetings of the Company or with respect to written resolution of shareholders of the Company in the manner consistent with the views and suggestions of the Board, which shall be determined in the best interest of the Company; he will abstain from voting if no such view or suggestion is formulated by the Board as a whole (“Voting Undertaking”).

DIRECTORS AND SENIOR MANAGEMENT

The audit committee of the Board shall set the Performance Targets every three fiscal years starting from 2022 (each, a “Three-Year Period”). The audit committee will assess whether the Performance Targets for a Three-Year Period are met by the end of the second quarter of the first fiscal year subsequent to the Three-Year Period. If the Performance Targets for a Three-Year Period are not met, the Lock-up Undertaking and the Voting Undertaking will continue to remain in force, and the audit committee shall set the Performance Targets for the next Three-Year Period by the end of the second quarter of the first fiscal year of such Three-Year Period. If the Performance Targets for a Three-Year Period are met, the Lock-up Undertaking and the Voting Undertaking shall terminate immediately.
The 9,621,477 CEO Award Shares represents approximately [REDACTED]% of the issued Shares immediately following the completion of the [REDACTED], and approximately [REDACTED]% of the voting rights immediately following the completion of the [REDACTED].
COMPLIANCE ADVISER
We have appointed Guotai Junan Capital Limited as our compliance advisor (the “Compliance Adviser”) pursuant to Rule 8A.33 of the Listing Rules. The Compliance Advisor will provide us with guidance and advice as to compliance with the requirements under the Listing Rules and applicable Hong Kong laws. Pursuant to Rules 3A.23 and 8A.34 of the Listing Rules, the Compliance Advisor will advise our Company, among others, in the following circumstances:
(a)
before the publication of any regulatory announcement, circular, or financial report;

(b)
where a transaction, which might be a notifiable or connected transaction, is contemplated, including share issues and share repurchases;

(c)
where we propose to use the [REDACTED] of the [REDACTED] in a manner different from that detailed in this document or where the business activities, development or results of our Company deviate from any forecast, estimate or other information in this document;

(d)
where the Stock Exchange makes an inquiry to the Company regarding unusual movements in the price or trading volume of its listed securities or any other matters in accordance with Rule 13.10 of the Listing Rules;

(e)
the WVR structure;

(f)
transactions in which any beneficiary of weighted voting rights in the Company has an interest; and

(g)
where there is a potential conflict of interest between the Company, its subsidiary and/or Shareholders (considered as a group) on one hand and any beneficiary of weighted voting rights in the Company on the other.

The term of appointment of the Compliance Advisor shall commence on the Listing Date. Pursuant to Rule 8A.33 of the Listing Rules, the Company is required to engage a compliance advisor on a permanent basis.
COMPETITION
Each of the Directors confirms that as of the Latest Practicable Date, save as disclosed in this document, he or she did not have any interest in a business which materially competes or is likely to compete, directly or indirectly, with our business, and requires disclosure under Rule 8.10 of the Listing Rules.

SHARE INCENTIVE PLANS

The following section sets forth updated and supplemental information concerning the Company’s share incentive plans in its Listing Application.
D.   SHARE INCENTIVE PLANS
1.   The 2012 Plan
Summary
The following is a summary of the principal terms of the 2012 Plan of the Company as approved and adopted by our Board and our shareholders in June 2012. The 2012 Plan does not involve the grant of any share options after Listing and is not subject to the provisions of Chapter 17 of the Listing Rules.
We have applied to the Stock Exchange and the SFC, respectively for, (i) a waiver from strict compliance with the disclosure requirements under Rule 17.02(1)(b) of the Listing Rules and paragraph 27 of Appendix IA to the Listing Rules; and (ii) an exemption under section 342A of the Companies (Winding Up and Miscellaneous Provisions) Ordinance from strict compliance with the disclosure requirements of paragraph 10 of Part I of the Third Schedule to the Companies (Winding Up and Miscellaneous Provisions) Ordinance. See the section headed “Waivers from Compliance with the Listing Rules and Exemptions from the Companies (Winding Up and Miscellaneous Provisions) Ordinance — Waiver and Exemption in relation to the Share Incentive Plans” for more information.
(a)
Purpose

The purposes of the 2012 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, consultants, and directors of the Group and to promote the success of the Company’s business.
(b)
Who may join

Those eligible to participate in the 2012 Plan include employees and consultants of the Group or any parent company or affiliate of the Company as well as the Directors (the “Participants”). The Administrator (as defined below) may, from time to time, select from among all Participants to whom awards in the form of share options (“Options”) or a right to purchase restricted Shares (“Restricted Shares”) (collectively, “Awards”), will be granted and will determine the nature and amount of each option.
(c)
Maximum number of Shares

The maximum aggregate number of Shares under the 2012 Plan which may be issued is 12,320,000 ordinary shares (or 98,560,000 Class A Ordinary Shares after the 1:8 share split we conducted in May 2014; subject to further adjustments).
(d)
Administration

The 2012 Plan shall be administered by the Board or a committee, or any director appointed by the Board to administer it (the “Administrator”). The 2012 Plan may be administered by different administrative bodies with respect to different classes of Participants.
In relation to the 2012 Plan, subject to the provisions thereunder, the Administrator shall have the authority in its sole discretion to, among others:
(i)
determine the fair market value of the Shares to which an Award relates, where such determination shall be applied consistently with respect to the Participants under the 2012 Plan;

(ii)
select the Participants to whom Awards may be granted;

(iii)
determine the number of Shares to be covered by each Award;

SHARE INCENTIVE PLANS

(iv)
approve the form(s) of agreement(s) and other related documents used under the 2012 Plan;

(v)
determine the terms and conditions, not inconsistent with the terms of the 2012 Plan, of any Award granted thereunder, including but not limited to the exercise or purchase price, the time or times when Awards may be exercised (which may be based on performance criteria), the circumstances (if any) when vesting will be accelerated or forfeiture restrictions will be waived, and any restriction or limitation regarding any Award, Options, or Restricted Shares;

(vi)
amend any outstanding Award or agreement related to any Options or Restricted Shares, including any amendment adjusting vesting, provided that no amendment shall be made that would materially and adversely affect the rights of any grantee without his or her consent; and

(vii)
determine whether and under what circumstances an Option may be settled in cash under instead of Shares.

(e)
Grant of Awards

The Administrator is authorized to grant Awards in the form of Options or Restricted Shares to Participants in accordance with the terms of the 2012 Plan. Awards granted will be evidenced by an option agreement or restricted share purchase agreement (“Award Agreement”) between the Company and the grantee.
(f)
Terms of the 2012 Plan

The 2012 Plan commenced in June 2012 and shall continue in effect for a term of 10 years unless sooner terminated under the terms of the 2012 Plan.
(g)
Options

(i)
Exercise price

The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option shall be such price as is determined by the Administrator and set forth in the option agreement.
(ii)
Term of option

The term of each Option shall be the term stated in the option agreement; provided that the term shall be no more than ten (10) years from the date of grant thereof or such shorter term as may be provided in the option agreement.
(iii)
Time and conditions of exercise

Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator, consistent with the terms of the 2012 Plan and reflected in the option agreement, including vesting requirements and/or performance criteria with respect to the Group, and/or the grantee.
An Option may not be exercised for a fraction of a Share. The Administrator may require that an Option be exercised as to a minimum number of Shares, provided that such requirement shall not prevent an grantee from exercising the full number of Shares as to which the Option is then exercisable.
(iv)
Termination of employment or consulting relationship

In the event of termination of a grantee’s employment or consulting relationship with the Group other than as a result of the grantee’s death or for Cause (as defined below) or voluntary termination, then his or her Options shall expire on the earliest of (i) the expiration of the term of the Option as provided in the option agreement, (ii) the last day of the three-month period following such termination for any reason other than disability, or such later date as the Administrator may determine and specify in the option agreement and (iii) the last day of the six-month period following such termination as a result of his or her disability, or such later date as the Administrator may determine and specify in the option agreement. The grantee may exercise

SHARE INCENTIVE PLANS

all or part of his or her Option at any time before the expiration of the Option and to the extent such Option was vested as of the date of such termination. The balance of the unvested shares subject to the Option shall be forfeited on the date of termination of the grantee’s employment or consulting relationship with the Group.
(v)
Death

In the event of termination of a grantee’s employment or consulting relationship with the Group as a result of his or her death, then his or her Options shall expire on the earliest of the expiration of the term of the Option as provided in the Award Agreement and (ii) the last day of the twelve-month period immediately following the grantee’s death, or such later date as the Administrator may determine and specify in the Award Agreement. The Option may be exercised by the Optionee’s estate, or by a person who acquired the right to exercise the Option by bequest or inheritance to the extent the Option was vested as of the date of the grantee’s death.
(vi)
Termination for Cause

In the event of termination of a grantee’s employment or consulting relationship with the Group as a result of, among others, the grantee’s willful failure to perform his or her duties to the Group, commission of any willful misconduct expected to result in injury to the Company (“Cause”), any outstanding Option including any vested portion thereof held by such grantee shall immediately terminate in its entirety upon first notification to the grantee of the termination. If a grantee’s employment or consulting relationship with the Group is suspended pending an investigation of whether it will be terminated for Cause, all the grantee’s rights under any Option, including the right to exercise the Option, shall be suspended during the investigation period.
(vii)
Voluntary termination

In the event of termination of a grantee’s employment or consulting relationship with the Group by himself or herself, the unvested portion of the Option shall immediately terminate in its entirety upon first notification to the Group of his or her intention for such termination, and the Company shall be entitled to repurchase the vested portion of the Option in the original purchase price paid by the grantee, and may be paid by cancelation of any indebtedness of the purchaser to the Company.
(viii) Rights as holder of capital Shares
Until the issuance of the Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a holder of capital shares shall exist with respect to the Shares that are subject to the Option, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the share certificate is issued, in accordance with the terms of the 2012 Plan.
(ix)
Buyout provisions

The Administrator may at any time offer to buy out for a payment in cash or Shares an Option previously granted under the 2012 Plan based on such terms and conditions as the Administrator shall establish and communicate to the grantee at the time that such offer is made.
(x)
Limits on transfer of options

Options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.
Unless stated otherwise in an option agreement, a grantee may designate one or more beneficiaries with respect to an Award and change such designation before his or her death by timely filing the prescribed forms with the Company which will not constitute a transfer. If no beneficiary was designated or if no designated beneficiary survives the grantee, then after a grantee’s death any vested Award(s) shall be transferred or distributed to the grantee’s estate.

SHARE INCENTIVE PLANS

(h)
Restricted Shares

(i)
Rights to purchase

When a right to purchase Restricted Shares is granted under the 2012 Plan, the Administrator shall advise the recipient in writing of the terms, conditions and restrictions related to the offer, including the number of Shares that such person shall be entitled to purchase, the price to be paid (which shall be as determined by the Administrator, subject to applicable laws), and the time within which such person must accept such offer in a restricted shares purchase agreement.
The restricted shares purchase agreement shall contain such other terms, provisions and conditions not inconsistent with the 2012 Plan as may be determined by the Administrator in its sole discretion. The provisions of restricted shares purchase agreements need not be the same with respect to each grantee.
(ii)
Repurchase option

Unless the Administrator determines otherwise, the Company will be granted a repurchase option exercisable upon the voluntary or involuntary termination of a grantee’s employment or consulting relationship with the Group for any reason. The purchase price for Shares repurchased shall be the original purchase price paid by the purchaser and may be paid by cancelation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at such rate as the Administrator may determine.
(iii)
Rights as a Holder of Capital Shares

Once the Restricted Shares is purchased, the grantee shall have the rights equivalent to those of a holder of capital shares, and shall be a record holder when his or her purchase is entered upon the records of the duly authorized transfer agent of the Company. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Restricted Shares is purchased, except otherwise provided in the 2012 Plan.
(i)
Payment

The consideration to be paid for the Shares to be issued upon exercise of an Option or purchase of Restricted Shares, including the method of payment, shall be determined by the Administrator and may consist entirely of (1) cash; (2) check; (3) to the extent permitted under applicable laws, delivery of a promissory note with such recourse, interest, security and redemption provisions as the Administrator determines to be appropriate; (4) cancelation of indebtedness; (5) other previously owned Shares that have a fair market value on the date of surrender equal to the aggregate exercise price of the Shares as to which the Option is exercised or the Restricted Shares; (6) Shares subject to the Option or the Restricted Shares, including by delivery of an irrevocable direction to a Company designated securities broker (on a form prescribed by the Administrator) to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price in full and, if applicable, the amount necessary to satisfy the Company’s withholding obligations; (7) such other consideration and method of payment permitted under applicable laws; or (8) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company and the Administrator may, in its sole discretion, refuse to accept a particular form of consideration at the time of any Option exercise or Restricted Share purchase.
(j)
Adjustments

The maximum number of Shares that may be issued under the 2012 Plan and the Shares and the price per share under any outstanding Award shall be proportionately adjusted for any changes in the Company’s capitalization, such as share split, reverse share split, share dividend, dividend in property other than cash, combination of shares, exchange of shares, combination, consolidation, recapitalization, reincorporation, reorganization, change in corporate structure, reclassification or similar events.

SHARE INCENTIVE PLANS

(k)
Amendment and termination

The Board may at any time amend or terminate the 2012 Plan, subject to any applicable laws and the memorandum and articles of association of the Company. No amendment or termination of the 2012 Plan shall materially and adversely impair the rights of any grantee with respect to an outstanding Award, without his or her consent. The Company shall obtain the approval of holders of capital shares with respect to any 2012 Plan amendment in such a manner and to such a degree as required to the extent necessary and desirable to comply with applicable laws.
Outstanding Options and Restricted Shares granted
As of the Latest Practicable Date, the number of underlying Shares pursuant to the outstanding options granted under the 2012 Plan amounted to 9,116,753 Class A Ordinary Shares, representing approximately [REDACTED]% of the issued and outstanding Shares immediately following the completion of the [REDACTED]. As at the Latest Practicable Date, the outstanding options are held by 321 grantees under the 2012 Plan. All the options under the 2012 Plan were granted between June 1, 2012 and October 1, 2021 (both days inclusive). The exercise price of the options granted under the 2012 Plan is US$0.000125 and US$7.51 per Class A Ordinary Share. No consideration was payable for the grants of options under the 2012 Plan.
Assuming full vesting and exercise of all outstanding options granted under the 2012 Plan, the shareholding of our Shareholders immediately following completion of the [REDACTED] will be diluted by approximately [REDACTED]%. The dilution effect on our earnings per Share would be approximately [REDACTED]%.
The table below shows the details of the outstanding options as at the Latest Practicable Date granted to the 321 grantees, who are neither Directors nor members of the senior management of the Company:
Category by number of underlying Class A Ordinary Shares(1)	Number of grantees	Date of Grant	Vesting period(2)	Expiry date	Exercise Price (per Share in US$)	Number of Shares outstanding in aggregate	Approximate percentage of equity interest of the issued Shares immediately after completion of [REDACTED]	Approximate percentage of voting interest of the issued Shares immediately after completion of [REDACTED](1)
More than 400,000	4	June 1, 2012 to December 20,2019	3 – 4 years	June 1, 2022 to December 20, 2029	0.01 – 7.51	2,877,792	[REDACTED]%	[REDACTED]%
200,001 to 400,000	3	June 1, 2012 to July 2, 2021	3.5 – 4 years	June 1, 2022 to July 2, 2031	0.01 – 5.93	674,146	[REDACTED]%	[REDACTED]%
1 to 200,000	314	June 1, 2012 to October 1, 2021	2.25 – 4 years	June 1, 2022 to October 1, 2031	0.000125 – 7.51	5,564,815	[REDACTED]%	[REDACTED]%
Total:	321 grantees				Total:	9,116,753	[REDACTED]%	[REDACTED]%

Notes:
(1)
The percentage takes into account the weighted voting rights of the Class B Ordinary Shares, which carry 10 votes per share in relation to resolutions at the general meetings of the Company save in respect to the Reserved Matters.

(2)
The exercise period of the options granted shall commence from the date on which the relevant options become vested and ended on the expiry date, subject to the terms of the relevant Share Incentive Plan and the share option award agreement signed by the grantee.

As of the Latest Practicable Date, the number of outstanding Restricted Shares granted under the 2012 Plan amounted to 2,080,466 Class A Ordinary Shares, representing approximately [REDACTED]% of the issued and outstanding Shares immediately following the completion of the [REDACTED]. As at the Latest Practicable Date, the outstanding Restricted Shares are held by 405 grantees under the 2012 Plan. All the Restricted Shares under the 2012 Plan were granted between July 2, 2021 and January 7, 2022 (both days inclusive). The purchase price of the Restricted Shares granted under the 2012 Plan is US$0.01 per Class A Ordinary Share.

SHARE INCENTIVE PLANS

The table below shows the details of the outstanding restricted shares granted to the 405 grantees under the 2012 Plan. None of the grantees is a Director, member of the senior management or connected person of the Company.
Category by number of underlying Class A Ordinary Shares(1)	Number of grantees	Date of Grant	Vesting period	Purchase Price (per Share in US$)	Number of Shares outstanding in aggregate	Approximate percentage of equity interest of the issued Shares immediately after completion of [REDACTED]	Approximate percentage of voting interest of the issued Shares immediately after completion of [REDACTED](1)
50,001 to 100,000	5	July 2, 2021 to January 7,2022	4 years	0.01	430,500	[REDACTED]%	[REDACTED]%
1 to 50,000	400	July 2, 2021 to January 7, 2022	4 years	0.01	1,649,966	[REDACTED]%	[REDACTED]%
Total:	405 grantees			Total:	2,080,466	[REDACTED]%	[REDACTED]%

Notes:
(1)
The percentage takes into account the weighted voting rights of the Class B Ordinary Shares, which carry 10 votes per share in relation to resolutions at the general meetings of the Company save in respect to the Reserved Matters.

2.   The 2022 Plan
The Board has conditionally adopted the 2022 Plan to take effect upon Listing, pursuant to the resolutions of the Board passed on March 30, 2022. The terms of the 2022 Plan will comply with Chapter 17 of the Listing Rules. The principal terms of the 2022 Plan are as summarized below.
(a) Purpose
The purpose of the 2022 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.
(b) Who may join
We may grant awards to directors, consultants, and employees of our company.
(c) Administration
Our board of directors or a committee of one or more members of the board of directors administers the 2022 Plan. The committee or the board of directors determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.
(d) Scheme limit
The overall limit on the number of Shares which may be issued pursuant to all Awards under the 2022 Plan (the “Award Pool”) is the sum of (i) a maximum of 13,042,731 Shares which may be issued pursuant to Awards in the form of Options (the “Option Grant Limit”), and (ii)(A) a maximum of 26,085,463 Shares and (B) such number of Shares equivalent to the unused portion of the scheme limit of the 2012 Plan as at the expiry of such plan, which may be issued pursuant to Awards in the form of Restricted Share Units (the “Restricted Share Unit Grant Limit”).
(e) Terms and conditions of the 2022 Plan
Unless terminated earlier, the 2022 Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

SHARE INCENTIVE PLANS

Awards may not be transferred in any manner by the eligible participant other than in accordance with the exceptions provided in the 2022 Plan, such as transfers to our company or a subsidiary of ours, transfers to the immediate family members of the participant by gift, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the plan administrator or our executive officer or director authorized by the plan administrator, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the plan administrator, pursuant to such conditions and procedures as the plan administrator may establish.
(f) Awards
The 2022 Plan permits the awards of options and restricted share unit awards or other types of awards approved by the board of directors. At the discretion of the Board or the committee delegated with the authority to administer the plan, any Shares distributed pursuant to an Award may be represented by American Depository Shares.
Awards under the 2022 Plan are evidenced by an award agreement that set forth the terms, conditions, and limitations for each award, which may include the term of the award, the provisions applicable in the event the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel, or rescind the Award.
(g) Options
Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued upon the exercise of options granted and to be granted under the 2022 Plan and any other plan of the Company to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant.
No option shall be granted to any eligible participant in circumstances prohibited by any applicable laws or at a time when the eligible participant would or might be prohibited from dealing in the Shares by any applicable laws. No option shall be granted to any eligible participant where such person is in possession of any unpublished inside information in relation to the Company until such inside information has been published in an announcement in accordance with the applicable laws. Furthermore, no option shall be granted: (i) during the period of 60 days immediately preceding the publication date of the annual results of the Company or, if shorter, the period from the end of the relevant financial year up to the publication date of such results; and (ii) during the period of 30 days immediately preceding the publication date of the half-year results of the Company or, if shorter, the period from the end of the relevant half-year period up to the publication date of such results. Such period will also cover any period of delay in the publication of any results announcement.
The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of the Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of the Company are listed for the five business days immediately preceding the date of grant. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant. Any option granted but not exercised by the end of its term will automatically lapse and be cancelled.

SHARE INCENTIVE PLANS

(h) Adjustments
The maximum number of Shares that may be issued under the 2022 Plan and the Shares and the price per share under any outstanding Award shall be proportionately adjusted for any changes in the Company’s capitalization, such as dividend, share split, combination or exchange of Shares, amalgamation, arrangement or consolidation, spin-off, recapitalization or other distribution.
(i) Amendment and termination
Our board of directors has the authority to terminate, amend or modify the provisions of the plan, provided that (a) to the extent necessary and desirable to comply with applicable laws, the Company shall obtain shareholder approval of any amendment in such a manner and to such a degree as required, unless the Company decides to follow home country practice in lieu of shareholder approval as permissible under the applicable stock exchange rules, and (b) unless the Company decides to follow home country practice in lieu of shareholder approval as permissible under the applicable stock exchange rules, shareholder approval is required for any amendment to the 2022 Pan that increases the number of Shares available under the Plan (other than any adjustment in the event of any change in capital structure of the Company). However, no termination, amendment, or modification of the 2022 Plan may adversely affect in any material way any award previously granted pursuant to the 2022 Plan.
Notwithstanding the other provisions of the 2022 Plan, to the extent required under the rules of any securities exchange or market system on which the Shares are listed, amendments to the terms of options granted under the 2022 Plan shall be subject to approval by the Shareholders entitled to vote at a meeting of the Shareholders.